As filed with the Securities and Exchange Commission on May 12, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
Under the Securities Act of 1933

VALLEY NATIONAL GASES INCORPORATED
(Exact name of Registrant as Specified in its Charter)

Pennsylvania	23-2888240
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

200 West Beau Street, Suite 200
Washington, Pennsylvania 15301
(724) 228-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
James P. Hart
President and Chief Financial Officer
Valley National Gases Incorporated
200 West Beau Street, Suite 200
Washington, Pennsylvania 15301
(724) 228-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copy to:

Thomas Martin, Esq. Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402 (612) 340-2600	Mark A. Scudder, Esq. Heidi Hornung-Scherr, Esq. Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Second Floor Lincoln, NE 68508 (402) 435-3223

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum
Title of Each Class of Securities	Amount to be	Maximum Offering	Aggregate	Amount of
to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Registration Fee

Common Stock, $.001 par value per share	2,300,000	$15.35	$35,305,000	$4,156

(1)	Includes 300,000 shares of common stock which the underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the common stock as reported in the consolidated reporting system on May 10, 2005.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated   , 2005
2,000,000 Shares
Valley National Gases Incorporated
Common Stock

        We are offering 400,000 shares of our common stock and Gary E. West, Chairman of our Board of Directors, as the selling shareholder, is offering 1,600,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock by Mr. West. Following this offering, Mr. West will hold 5,479,100 shares of our common stock representing 55% of our outstanding shares of common stock.
      Our common stock is traded on the American Stock Exchange under the symbol “VLG.” On May 11, 2005, the last sale price of our common stock as reported on the American Stock Exchange was $15.10 per share.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$
      To the extent the underwriters sell more than 2,000,000 shares of our common stock, the underwriters may purchase up to an additional 300,000 shares of our common stock from us at the public offering price, less the underwriting discount and commission, within 30 days from the date of this prospectus to cover over-allotments.

      The underwriters expect to deliver the shares on               , 2005.

BB&T Capital Markets	Robert W. Baird & Co.
Prospectus dated               , 2005

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.
      Unless the context otherwise requires, references in this prospectus, and the documents incorporated by reference in this prospectus, to:

•	“Valley,” the “Company,” “we,” “our” and “us” refer to Valley National Gases Incorporated; and

•	the “selling shareholder” refers to Mr. West.

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PROSPECTUS SUMMARY
      The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in this prospectus. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus, especially the information in the section entitled “Risk Factors” beginning on page 6.
Our Company
      We are one of the largest independent distributors in the estimated $9 billion U.S. market for industrial, medical and specialty gases delivered in “packaged” or cylinder form, and related welding equipment and supplies. We also have a growing presence in the approximately $12 billion U.S. market for non-pipeline residential, commercial and industrial propane. We serve a diversified base of more than 159,000 industrial, commercial and residential customers throughout our 11-state territory in the eastern United States. We focus on providing excellent service to local accounts, an approach that we believe allows us to enjoy a strong position in the markets we serve.
      Sales of packaged industrial, medical and specialty gases and related products accounted for approximately 74% of our revenue in fiscal 2004. In these operations, we mix and package industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and distribute these cylinders to customers, primarily through our network of 63 locations. As an additional service to our gas customers, we also sell equipment and supplies, or “hard goods,” such as welding machines, wire, fluxes and electrodes. Moreover, most of our customers rent cylinders from us. We own approximately 500,000 cylinders which require minimal maintenance and have useful lives that industry experience has determined to average 50 years or longer.
      Propane sales accounted for approximately 26% of our revenue in fiscal 2004. We distribute the majority of our propane directly to customer locations. We own approximately 32,000 propane tanks, most of which are maintained at customer locations. We believe that the propane business provides a favorable platform because propane requires a low incremental investment in tanks and distribution vehicles while offering a relatively stable customer base.
      Starting in fiscal 2003, we adopted a process improvement strategy designed to enhance our operating efficiency. During that time, we developed and began implementing marketing, customer service, staffing and pricing objectives and devised software and training programs to support our field personnel. We believe that the success of our process improvement strategy has been reflected in our improved operating results. While our revenue increased from $151.2 million in fiscal 2003 to $154.5 million in fiscal 2004, our operating income increased from $6.8 million in fiscal 2003 to $18.2 million in fiscal 2004. Similarly, while our revenue increased from $119.5 million during the nine months ended March 31, 2004 to $129.9 million for the nine months ended March 31, 2005, our operating income increased from $14.8 million during the nine month period in 2004 to $20.7 million during the nine month period in 2005. We believe that these improvements position us to resume our strategy of growth primarily through acquisitions, as described below.
Our Growth Strategy
      The key elements of our growth strategy include:

•	Growth through acquisitions. Prior to fiscal 2003, acquisitions were the principal means of our growth. From 1997, the year of our initial public offering, through 2002, we completed over 30 acquisitions and grew from approximately $74 million in annual revenue to approximately $141 million in annual revenue. We believe our size and geographic reach, along with the fragmented competition in both the packaged gas and propane markets, position us well for continued growth. To implement this strategy we:

•	Focus on “tuck-in” acquisitions. We focus our acquisition efforts on small packaged gas and propane distributors that operate in, or adjacent to, the geographic markets we serve. We believe that the numerous remaining small distributors of both packaged gas and propane in these markets present significant opportunities for additional acquisitions.

As part of this strategy, we expect to acquire during the fourth quarter of fiscal 2005 a distributor of packaged industrial gases with whom we previously entered into a put/call option agreement. The distributor, which operates from five locations in the Midwest adjacent to our current markets, generates annual revenue in excess of $10 million. We expect to acquire all of the capital stock of the distributor for $6.8 million, including $1 million we paid when we signed the put/call agreement, and to assume and refinance approximately $4.6 million of the distributor’s debt.

•	Pursue selective acquisitions to expand geographic reach. We selectively consider acquisitions of larger, independent, regional packaged gas and non-pipeline propane distributors where such an acquisition would enable us to expand our presence into a new region of the United States and where the acquisition meets our criteria.

•	Grow operating profits. We believe that the continued implementation of our process improvement strategy affords us the opportunity to increase our profitability by taking the following actions:

•	standardizing our marketing, pricing, staffing and operating practices throughout our network to offer consistent levels of service, gain economies of scale and achieve operating efficiencies; and

•	improving our workforce through technical training and an environment emphasizing a high level of customer service.

•	Enhance internal revenue growth. We believe that we can supplement our growth through acquisitions by selling a broader range of products to existing customers, by expanding our sales of small bulk gases to new and existing customers and by taking advantage of our size and geographic reach to gain market share with some multi-location accounts through better coordination of our marketing and distribution system.
Our Industry
      We compete primarily in the packaged gas market in the United States, which consists of the packaging, mixing and distribution of industrial, medical and specialty gases to customers with smaller volume needs or requirements for specially blended or purified gases. We believe that the sale of packaged gases and related hard goods in this market generates total annual sales of approximately $9 billion. Large, multi-state distributors, including Valley, account for approximately 45% of sales in this market. The remaining sales are generated by approximately 800 smaller distributors, many of which we believe to be potential candidates for acquisition by larger distributors or industrial gas producers.
      In contrast to the packaged gas market in which we compete, the higher volume, or “bulk,” gas market serves customers who require large volumes of gases to be delivered by truck using cryogenic containers, by direct pipeline to the customer’s facility and in some cases, by producing gas at an on-site production plant. We do not compete in the on-site or large bulk segment of the market. Typically, the major gas producers supply these customers directly.
      The distribution of packaged industrial, medical and specialty gases is a service-intensive business where competition is based in large part on building customer relationships through frequent emergency or priority service, technical support and assistance in a wide variety of applications, and the capacity and flexibility to mix small quantities of custom blended gases. To compete effectively in the packaged gases market, we believe that a distributor must establish a local business and offices where customers have ready access to both product and assistance.
      Secondarily, we compete in the propane market in the United States, which consists of the packaging and distribution of propane gas to residential, commercial and industrial customers. Propane competes with other forms of energy in heating applications and the degree of competition from these alternate sources is primarily a function of geography, with the most important factor being the proximity to natural gas pipelines. We believe that the non-pipeline residential, commercial and industrial propane market generates total annual sales of approximately $12 billion, with the 25 largest distributors accounting for approximately 50% of all sales. We are ranked 21st based on number of gallons sold, with approximately 28 million gallons sold annually. Approximately 8,000 distributors serve the balance of the market, many of which, we believe, could be suitable acquisition candidates for us in the future.
      We believe that as in the packaged gases market, service rather than price plays the dominant role in the supplier-customer relationship in the propane market. Customers served both on a “will call” and on an automatic delivery basis expect timely delivery, especially during the winter months. As a result, customer satisfaction with a particular distributor is often based more on such distributor’s timely, reliable delivery of propane than on the price which such distributor charges for such propane. Annual account turnover in the propane market is low and our annual turnover generally represents less than 2% of customers.
Variable Interest Entity Accounting
      We lease buildings and equipment and rent cylinders from West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., entities that are controlled by Gary E. West, our Chairman and principal shareholder. Under accounting interpretations that were effective for us on March 31, 2004, and because we are under common control with these entities, we must consolidate in our financial statements the financial statements of these related entities. These entities, which we refer to as “variable interest entities” in this prospectus, primarily purchase, develop, sell and/or lease real estate, and we discuss them as a separate business segment in this prospectus. We have no equity interest in any of these variable interest entities and the creditors and beneficial interest holders of these entities have no recourse to our general credit.
Corporate Information
      We were incorporated as a Pennsylvania corporation in April 1997 following a reorganization carried out in connection with our initial public offering. Prior to that date, our business was conducted through Valley National Gases, Inc., a West Virginia corporation. Our principal executive offices are located at 200 West Beau Street, Suite 200, Washington, Pennsylvania 15301, and our telephone number is (724) 228-3000. Our web site address is www.vngas.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information contained on our web site to be part of this prospectus.

The Offering

Common stock offered by us	400,000 shares

Common stock offered by the selling shareholder	1,600,000 shares

Common stock to be outstanding after this offering	9,974,999 shares

Use of proceeds	To reduce indebtedness outstanding under our credit facility, for acquisitions and for general corporate purposes. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

American Stock Exchange symbol	VLG
Except as otherwise noted, the number of shares to be outstanding after this offering excludes 359,460 shares outstanding under options that have been granted under our 1997 Stock Option Plan, and an additional 63,875 shares reserved under that plan for options that may be granted in the future.
Except as otherwise noted, all information in this prospectus is based on the assumption that the underwriters do not exercise their over-allotment option to purchase up to 300,000 shares from us.

Summary Consolidated Financial Data
      The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated and should be read with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained on pages 19 to 30 of this prospectus.

						Nine Months Ended
	Year Ended June 30,					March 31,

	2000	2001	2002	2003	2004(2)	2004	2005

						(Unaudited)
	(Amounts in thousands, except per share data)
Operating Results:
Net sales	$126,080	$141,342	$144,523	$151,232	$154,456	$119,481	$129,892
Cost of products sold, excluding depreciation and amortization	61,548	67,942	67,906	73,143	71,558	55,917	60,859
Operating, distribution and administrative	43,884	50,299	56,188	62,368	57,231	43,146	42,373
Depreciation and amortization(1)	9,386	10,173	7,708	8,900	7,474	5,581	5,822
Income from operations	11,383	12,988	12,728	6,793	18,418	14,780	20,717
Interest expense	5,334	6,619	5,947	6,623	5,657	4,365	3,353
Provision for income taxes	2,836	3,059	2,994	151	4,520	4,134	6,397
Net income	3,610	3,893	4,220	236	7,680	6,466	10,596
Basic earnings per share	$0.39	$0.42	$0.45	$0.03	$0.82	$0.69	$1.12
Diluted earnings per share	$0.39	$0.42	$0.45	$0.03	$0.81	$0.69	$1.10
Weighted Average Shares:
Basic	9,348	9,348	9,348	9,350	9,381	9,364	9,489
Diluted	9,353	9,368	9,399	9,393	9,444	9,415	9,653

	June 30,					March 31,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(Amounts in thousands)
Balance Sheet Data:
Working capital	$11,268	$14,384	$15,410	$10,702	$9,881	$10,702	$12,232
Total assets	131,943	144,976	154,613	149,215	157,335	149,214	163,618
Current portion of long-term debt	7,065	6,715	6,319	5,916	2,652	5,916	2,852
Long-term debt, less current maturities	68,818	76,415	74,659	67,642	62,286	67,642	54,011
Other non-current liabilities	12,169	14,851	22,484	23,057	24,017	23,057	25,177
Total stockholders’ equity	30,654	33,604	36,634	36,143	46,108	36,143	57,820

(1)	Effective July 1, 2001, we changed our estimate of the useful lives of our delivery vehicles from 3 to 7 years to better reflect the periods during which they remain in service and also changed our method of accounting for goodwill to comply with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” whereby we discontinued amortization of goodwill. In the fiscal years ended June 30, 2000 and 2001, respectively, we recorded $1.8 million and $2.1 million of goodwill amortization expense. See Note 5 to our consolidated financial statements for the year ended June 30, 2004.

(2)	Operating and administrative expenses for the three months and twelve months ended June 30, 2004 include a reduction of $0.8 million in rent expense, partially offset by other expenses, as a result of consolidating variable interest entities under Financial Accounting Standards Board Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities” (FIN 46R). See “Business — Overview — Business Segments” and Note 14 to our consolidated financial statements for the year ended June 30, 2004.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and the other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business operations.
Risks Related to Our Business
We may not be able to identify, consummate and integrate suitable acquisitions or achieve the benefits we expect from acquisitions.
      One of our principal business strategies is to pursue growth through the acquisition of other independent distributors. Because we focus our acquisition efforts on market areas in which we have an existing presence and on bordering market areas, we may not always be able to find suitable acquisition candidates. Even if we are able to identify an attractive acquisition candidate, we may incorrectly judge its value, may not locate and assess all its liabilities and may not be able to negotiate the terms of the acquisition successfully. In addition, we may have difficulty integrating the products, services or technologies of the acquired business into our operations, retaining key employees and retaining customers of the acquired company. Although we believe that we have more carefully controlled customer attrition in our recent acquisitions, loss of customers has had significant adverse consequences in some of our acquisitions and could occur in the future. These difficulties could disrupt our ongoing business, strain our resources, distract our workforce and divert our management’s attention from our day-to-day operations. Acquisitions may also result in lower than expected sales and net income, higher than expected costs and liabilities or a need to allocate resources to manage unexpected operating difficulties.
We may need additional capital to finance our acquisitions, which may limit our ability to successfully grow through acquisitions or require us to accept unfavorable financing terms in connection with a potential acquisition.
      Our acquisitions have historically been debt financed, and we expect that future acquisitions will be financed primarily with internally-generated funds supplemented with borrowings under our revolving credit facility and seller financing as necessary. We may not be able to obtain financing when needed or on terms favorable to us. This may limit our ability to execute our growth strategy successfully or require us to accept unfavorable financing terms. We do not currently use shares of our common stock or other securities as consideration for acquisitions, but we may do so in the future and may issue common stock to raise cash that is used in acquisitions. If we decide to acquire businesses through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current shareholders and purchasers in this offering.
An impairment of goodwill or other intangible assets could have a material adverse effect on our results of operations.
      Acquisitions frequently result in the recording of goodwill and other intangible assets. At March 31, 2005, goodwill represented approximately 25% of our total assets. Goodwill is no longer amortized and is subject to impairment testing at least annually using a fair value-based approach. In testing the impairment of goodwill, we consider and balance a variety of valuation methods, including formal criteria of the Uniform Standards of Professional Appraisal Practice, or USPAP, for assessment of the fair market value of a business as a whole. In accordance with USPAP, we use a discounted cash flow analysis including, where applicable, appropriate market-based deductions and discounts, and take into account any extraordinary assumptions and hypothetical conditions which may have an impact on our determination. In addition to this approach for valuing our business as a whole, we also consider goodwill by location or groups of locations based upon our operating segments. The application of each of these methods involves a number of estimates and assumptions, and the weighting and balancing of the methods and their results also involves assumptions and the application of considerable judgment. We may be required to adjust our assumptions and estimates when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. To the extent we make this determination, we would be required to reduce the carrying value of our goodwill by taking a charge that will reduce our earnings in the period taken and reduce our equity at the end of the period. We cannot be certain that the assumptions and judgments we have made regarding the carrying value of our goodwill will prove accurate and that we will not be required to take impairment charges in the future.
If we are unable to effectively manage our growth, our financial and managerial resources may be stressed and our business may be harmed.
      Any future growth will require us to continue to implement and improve operational, financial and management information and control systems and human resources on a timely basis and to maintain effective cost controls. In addition, we have made staff reductions as part of our profit improvement plan. As we grow, implement controls and procedures under the Sarbanes-Oxley Act of 2002 and handle other extraordinary corporate events, our human resources may be strained. For example, we could experience difficulties that could delay or prevent us from upgrading our technology and network infrastructure, which could impede the improvement of such systems. We cannot fully assess our ability to manage our growth successfully in the future. If we are unable to manage our growth effectively, our financial and managerial resources may become overextended and our financial condition and operating results, including our profitability, could be significantly harmed.
We might not be able to achieve continued improvements in, or avoid deterioration in, our operating results through our process improvement plan.
      Although we achieved improved operating results in fiscal 2004 and year-to-date in fiscal 2005 that we have attributed to our process improvement plan, many facets of that plan have already been implemented and we cannot predict whether these measures will generate any further benefits. Further, we cannot be certain that the cost savings measures we have implemented, including staff reductions and location consolidation, will not have a longer-term negative impact on our customer relationships or our ability to manage our business.
We face competition in our industry and may have difficulty expanding and maintaining our customer base.
      Our profitability may be affected by competition, which is based primarily on service, customer loyalty and, to a lesser extent, price. There are several competitors in each of the markets in which we operate, some of which are able to compete with us for larger customers by providing services over a larger geography. Many customers tend to develop long-term relationships with their distributor and it may, therefore, be difficult for us to gain new customers, other than through the acquisition of other distribution businesses. If we are unable to increase or maintain our customer base, our revenues may decline and our profitability may be negatively impacted. In addition, our competitors may seek to maintain or increase their market share by reducing prices. If we reduce the price of our products in response to competition in our industry, our revenues, income and cash flows may be adversely impacted and we may not be able to maintain our current profitability levels, to continue the level of capital expenditure necessary to support our business or to meet our obligations under our debt instruments.
Failure to retain our key employees or attract and retain qualified technical personnel could harm our competitive position.
      Our businesses are managed by a small number of management and operating personnel, the loss of certain of whom could have a material adverse effect on our operations. We believe that our ability to manage our planned growth successfully will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. With the exception of our Chairman, our executive officers have changed since our initial public offering in 1997. Further changes could cause business disruption. We maintain non-compete agreements with some of our key sales management personnel, particularly those personnel at acquired locations, and have employment agreements with our President and our Chief Operating Officer that contain covenants against competition. We do not, however, have these agreements with all key personnel. In our industry, identifying, hiring and retaining new, highly skilled technical and managerial personnel is both a competitive and costly process. If we fail to retain our key employees, the expansion of our business could be inhibited, harming our competitive position, and our income and resources may decline and cause your investment in us to lose value.
Increased energy and other costs could reduce our profitability.
      Energy costs, which are to a large extent subject to factors beyond our control, impact our business in several respects. Because the production of industrial gases requires significant amounts of electrical energy, industrial gas prices have historically increased as the cost of electric energy has increased. Shortages of energy may cause energy prices to continue to rise and, as a result, increase the cost of industrial gases. Historically, we have not entered into hedging agreements to protect us from increases in energy costs. In addition, a portion of our distribution costs consists of diesel fuel costs, which have recently increased to record levels. Furthermore, the price of propane is influenced significantly by the cost of crude oil, largely because propane competes with crude oil-based fuels. As the price of propane continues to reflect the rising price of crude oil, our sales of propane may decrease and adversely affect our financial results. Although we have historically been able to pass most of the increases in the above-referenced costs to our customers, we may not be able to continue to do so in the future. Increases in energy costs and other costs that we are unable to pass on to our customers could significantly reduce our profitability.
General economic and business factors that are largely out of our control may adversely affect our results of operations.
      Our business is dependent upon a number of factors that may adversely affect our results of operations, many of which are beyond our control. Recessionary economic cycles and downturns in customers’ business cycles, particularly in regions and industries in which our customers operate can adversely affect our business. In addition, economic conditions may adversely affect our customers, many of whom are in businesses that are cyclical in nature. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts. We are also affected by increases in insurance and transportation costs and interest rates. In addition, we cannot predict the effects of actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against any foreign state or group located in a foreign state or heightened security requirements on the economy or consumer confidence in the United States. Any of these events could impair our operating efficiency and productivity or result in increased costs for us due to security measures.
Because the distribution and sale of propane is weather-related, changes in the weather could adversely affect our revenues.
      Much of the distribution and sale of propane is seasonal in nature and sensitive to variations in weather, with consumption as a heating fuel peaking sharply in winter months. Sales of propane may be negatively impacted during periods of warm weather, and sustained periods of weather conditions inconsistent with normal weather patterns can create volatility in our earnings. Significantly warmer weather could decrease the demand for propane and have a material adverse effect on our business, results of operations and financial condition.

We could be adversely affected by increases in health care costs.
      We provide health care benefits to our employees under self-funded programs through which a third-party administrator settles and pays claims by our employees that we fund and for which we accrue costs. We established a reserve for these costs based on our estimate of the level of outstanding claims, including claims incurred but not reported, based upon historical payment patterns, knowledge of individual claims and estimates of health care costs. These estimates are inherently uncertain and may not accurately reflect the actual level of outstanding claims and the resulting costs. Because our employee health care benefit program is self-funded and we assume the risk of health care costs of our employees up to a limit on every individual claim, we may be adversely affected by the rising costs of health care, an increase in the number of such claims or an increase in the value of individual claims.
The unionization of part of our workforce may adversely affect our operating results.
      Approximately 13% of our employees are currently covered by collective bargaining agreements. We are required to negotiate the wages, salaries, benefits and other terms with these employees collectively. Our results of operations could be adversely affected by labor negotiations and/or labor disputes in the future, particularly if a greater portion of our workforce joins a union.
We are dependent upon relatively few suppliers and if one or more of these suppliers discontinued sales to us, our operations might be temporarily interrupted.
      There are several competing suppliers of most of the products that we purchase, although for business reasons we have concentrated our purchases with only a few suppliers. We purchase industrial gases pursuant to supply arrangements and open purchase orders with three of the five major gas producers in the United States. The largest such producer accounted for approximately 45% of our gas purchases in fiscal 2004. We purchase welding equipment and consumable supplies from a number of vendors, of which the top five vendors represented approximately 64% of our total purchases in fiscal 2004. We purchased 65% of our propane from a single supplier in fiscal 2004. Although we believe that supplies have historically been readily available, if one or more of these suppliers were to unexpectedly discontinue sales of a product to us, we would have to secure alternate sources of supply, and we could experience decreases in our profit margins if our arrangements with such alternate sources of supply were less favorable than those with our current suppliers and a decrease in our revenue if we were unable to obtain a sufficient supply of product.
Our inability to comply with certain financial covenants in our revolving credit facility could have an adverse effect on our business and the price of our common stock.
      Our credit facility provides for revolving borrowings of up to $75 million maturing on April 30, 2009. The facility is secured by substantially all of our assets and contains various financial covenants applicable to us, including covenants requiring minimum fixed charge coverage and maximum funded debt to earnings before income taxes, depreciation and amortization, or EBITDA. Although we are currently in compliance with these covenants, a failure to comply would constitute a default under the credit facility. A default, if not waived by our lenders, could cause our outstanding indebtedness under the credit facility becoming immediately due and payable, and could also cause cross-defaults under other agreements that results in the indebtedness under those agreements to become immediately due and payable as well. If we were required to obtain waivers of a default or defaults, we could incur significant fees and transaction costs. If waivers of defaults are not obtained, we might have difficulty borrowing sufficient additional funds to repay the debt. Even if new financing is made available to us, it may not be available on acceptable terms.

Our business is subject to product liability claims, any of which could have a material adverse effect on our business.
      Propane is, and many of the other industrial gases we sell are, extremely flammable, explosive products. Serious personal injury, property damage or loss of life can result from improper transportation, storage, production or use of these products. Further, the industrial products we sell often contain or produce toxic substances that may cause injury or damage if improperly formulated or used. For example, some of our competitors have been found liable for alleged injuries and diseases from exposure to asbestos in welding rods and we have been named in suits alleging damages for exposure to both asbestos and manganese fumes from welding rods. Our business entails an inherent risk of liability in the event of product failure or damages resulting from the use of our products and we, therefore, maintain product liability insurance against any such claims in amounts we believe to be adequate. Although we have never been subject to significant liability for product-related issues and believe our liability as a product distributor may be more limited than the liability of manufacturers of such products, we cannot assure you that we will not be subject to a significant claim in the future, that we will be able to successfully defend claims, or that if we were to be found liable on a claim, it would not exceed the limits of our insurance coverage. Furthermore, we can not be certain that we will be able to continue to obtain liability insurance on acceptable terms.
We have been subject to litigation on other matters that could, if resolved unfavorably, adversely impact our operating results.
      We have, from time to time, been the subject of suits alleging violations of employment law, vehicular damage, injury and various other actions. These suits often seek punitive damages, attorneys’ fees, injunctive relief and other remedies, and there is management and employee time taken to handle these claims. Some of our insurance policies do not cover punitive damages or provide for the payment of attorneys’ fees in addition to the limits of coverage. There are, for example, currently several actions pending against us alleging damages in connection with employment or termination of employment. There is no assurance that insurance will be available or adequate to protect us from claims. An unfavorable result in these actions could adversely impact our operations during the period decided.
Risks Related to Our Common Stock and to This Offering
Gary E. West owns a majority of our voting stock, will continue to own a majority of our voting stock after this offering, and may be in a position to control most of our decisions, including the election of our directors and the approval of business combinations
      After this offering, Gary E. West, Chairman of our Board of Directors, will control approximately 55% of the outstanding shares of our common stock, or 53% of the outstanding shares of our common stock if the underwriters exercise their over-allotment option in full. As a result, Mr. West has the ability to exercise effective control over the election of our Board of Directors and the outcome of corporate actions requiring shareholder approval, including the amendment of provisions of our certificate of incorporation and bylaws, the approval of any equity-based compensation plans and the approval of fundamental corporate transactions, including mergers. In light of this control, other companies could be discouraged from initiating a potential merger, takeover or any other transaction resulting in a change of control of the Company that could potentially be beneficial to our business or to our shareholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our common stock. For more information on beneficial ownership of the shares of our common stock, see “Principal and Selling Shareholders.”
There are transactions with related parties that may result in conflicts of interest.
      We have entered into a number of transactions with related parties, including variable interest entities in which certain of our directors and executive officers have interests. For example, we lease 32 buildings from West Rentals, Inc., of which 30 are leased pursuant to a Master Lease Agreement that terminates in April 2011 and two are leased pursuant to pass-through subleases. Mr. West is the sole shareholder of West Rentals. We have also entered into other transactions with related parties. These related party transactions could cause conflicts of interest between us and the other parties to the transaction, which could lead to less favorable results than if the transactions had been with unrelated parties. For more information on these related party transactions, see “Certain Transactions With the Selling Shareholder or Companies Controlled by Him.”
Our financial statements reflect assets, liabilities and results of several entities controlled by our Chairman and in which we have no economic interest.
      We have been required under recently adopted accounting principles to consolidate in our financial statements the financial results and position of several entities controlled by Gary E. West, Chairman of our Board of Directors and our largest shareholder. Although we do not have any equity interest in these entities, this consolidation causes us to report:

•	less operating, distribution and administrative expense because the rent expense we pay to these entities is reduced in consolidation;

•	more interest and depreciation expense because the properties these entities hold are financed and generate considerable depreciation;

•	more other income because we report the rental income that these entities generate;

•	higher balances of buildings and equipment representing the principal asset of these entities; and

•	higher indebtedness because of the outstanding mortgage loans on those properties.
Our financial ratios and our ability to comply with the financial covenants contained in credit and other agreements could be adversely affected by the inclusion of the results of operations of these entities and the asset and liability balances they hold, our financial results could be more volatile and difficult to understand and some forms of financing (such as asset-backed securitization) may become less available or more costly to us because of this consolidation.
The trading market in our stock is limited because of concentration of ownership and our stock price may therefore react significantly to positive and negative news.
      Prior to this offering, Gary E. West owned or controlled approximately 7.1 million shares, and our remaining executive officers and directors controlled approximately 194,000 shares of the approximately 9.5 million shares we had outstanding. Accordingly, there were only approximately 2.2 million shares available for active public trading. Although this offering may increase the amount of this “public float,” our shares may continue to be thinly traded. Without a larger public float and significant stable institutional ownership, our stock price could be more heavily influenced by:

•	changes in the market valuations of industrial and bulk gas, chemical, specialty chemical and related companies;

•	changes in securities analysts’ estimates of our future financial performance and that of our competitors;

•	fluctuations in our operating results;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	sales of our common stock in the open market, including sales by our directors and officers;

•	additions and departures of our key personnel; and

•	other events or factors that may be beyond our control, such as general domestic economic, industry and market conditions, legal, regulatory or political developments affecting our industry and expectations of the future strength or weakness of the United States economy.
We are subject to a right of first refusal agreement which may delay or restrict future equity financings and transactions.
      In connection with one of our acquisitions we entered into a right of first refusal agreement with our largest shareholder Gary E. West, several of Mr. West’s affiliated persons and entities, and Praxair, Inc. The right of first refusal agreement, which is effective through September 29, 2006, provides Praxair the right:

•	to match any third party offer to purchase all or a material part of our assets;

•	to match any offer to purchase shares from Mr. West and his affiliates that would cause their ownership of our capital stock to drop below 51% on a fully-diluted basis; and

•	to purchase all of the shares held by Mr. West and his affiliates if Mr. West proposes to dispose of his shares in a transaction prior to the expiration of the agreement that would result in his controlling less than 51% of our shares, or if we issue additional shares that would cause his ownership to drop below that percentage.
After this offering, Mr. West will be the beneficial owner of approximately 53% of the outstanding shares of our common stock on a fully-diluted basis and of approximately 52% of the outstanding shares of our common stock on a fully-diluted basis if the underwriters exercise their over-allotment option in full. Although there is no limitation under the agreement with Praxair on our ability to issue additional shares of capital stock, as long as Mr. West and his affiliates own 51% or more of our issued and outstanding capital stock, the agreement creates a number of undesirable outcomes if we were to issue shares prior to September 29, 2006 that would result in Mr. West and his affiliates owning less than 51%. In addition, the right of first refusal agreement provides, subject to certain conditions, for certain permitted transfers in the event of Mr. West’s death, including transfers to Mr. West’s spouse and lineal descendants. Mr. West’s will currently provides for the transfer of his shares to his spouse upon his death, but we cannot assure you that it will continue to do so, that Mr. West’s spouse will survive him, or how the shares may be transferred after Mr. West’s or any transferee’s life. Accordingly, it is possible that rights in favor of Praxair could be triggered that would result in Praxair acquiring a controlling interest in our common stock. Further, the right of first refusal agreement likely will cause us difficulty prior to September 29, 2006 in connection with considering and negotiating offers to acquire Valley, because bidders may be unwilling to maintain an offer while the notice periods in the agreement run. Accordingly, the right of first refusal agreement could, until September 29, 2006, limit our ability to raise capital through the sale of capital stock to parties other than Praxair, may delay future offerings, may restrict our ability to consummate strategic transactions involving the issuance of stock, such as mergers, acquisitions, share exchanges and the like, and may limit our flexibility to grant incentives to employees through the issuance of stock options and other convertible securities.
Provisions of our charter documents and Pennsylvania law could restrict certain actions that you may consider favorable and could deprive you of opportunities to sell your shares of our common stock at prices higher than prevailing market prices.
      Our Articles of Incorporation give our Board of Directors the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. The Pennsylvania Business Corporation Law authorizes our directors, in discharging their fiduciary duties, to consider the interests of a number of different constituencies, such as employees, suppliers, customers, creditors, shareholders and the communities in which our offices or other establishments are located, and does not require our directors to consider or favor the interests of our shareholders to a greater degree than those of other constituencies.
      Furthermore, certain provisions of our Articles, our Bylaws and the Pennsylvania Business Corporation Law (including provisions allowing the removal of a director by shareholders only for cause, providing for the Board of Directors to be divided into three classes to serve for staggered three-year terms and setting forth a heightened quorum for certain actions by shareholders) could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control that our shareholders may consider favorable or beneficial. These provisions may also reduce the likelihood of our acquisition at a premium price by another person or entity.
If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.
      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm attest to our evaluation, beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2007. The process of strengthening our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that the measures we take will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, would reduce the market’s confidence in our financial statements and harm our stock price. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the American Stock Exchange and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS
      This prospectus and the information incorporated by reference in this prospectus include statements that are “forward-looking statements.” These forward-looking statements can be identified by the use of words and phrases such as “will likely result,” “are expected to,” “anticipate,” “believe,” “estimate,” “project,” “may,” “intend,” “expect,” “seeks,” and words of similar effect. The forward-looking statements reflect assumptions and projections we have made about our business based on our current expectations. The accuracy of these assumptions and projections, however, is subject to risks and uncertainties, including the risks identified in the “Risk Factors” section of this prospectus. These risks and uncertainties could cause our assumptions and projections to be wrong, and cause our actual results to differ materially from those discussed in the forward-looking statements.
      You are cautioned not to place undue reliance on these forward-looking statements, all of which speak as of the date of this prospectus. Except for special circumstances in which a duty to update arises, we do not intend to update the forward-looking statements to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from the sale of the 400,000 shares of our common stock offered by us, at an estimated public offering price of $              per share and after deducting estimated underwriting discounts and commissions and offering expenses, of $              ($              if the underwriters’ over-allotment option to purchase additional shares from us is exercised in full).
      We will use the net proceeds from this offering to reduce our borrowings under our revolving credit facility, although we may then reborrow the funds to support our working capital needs or for acquisitions. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling shareholder.
      Our credit facility provides for borrowings, secured by substantially all of our assets, of up to $75 million maturing on April 30, 2009. Outstanding borrowings under the credit facility bore interest at 2.94% at March 31, 2005.
      We expect to acquire during the fourth quarter of fiscal 2005 a distributor of packaged industrial gases with whom we previously entered into a put/call option agreement. The option was exercised by the distributor on May 9, 2005. Depending on the timing of both the acquisition and this offering, we may use approximately $5.8 million of the net proceeds from this offering to purchase this distributor and apply the balance of the net proceeds to reduce our borrowings under our revolving credit facility as described above.
MARKET INFORMATION
      Our common stock is traded on the American Stock Exchange under the symbol “VLG.” The following table sets forth, for the periods indicated, the high and low closing prices for our common stock, as reported by the American Stock Exchange.

Year Ended June 30, 2005:	High	Low

Fourth quarter, through May 11, 2005	$16.90	$15.10
Third quarter	$17.69	$14.05
Second quarter	$18.13	$9.20
First quarter	$11.35	$9.00

Year Ended June 30, 2004:	High	Low

Fourth quarter	$10.65	$8.81
Third quarter	$10.30	$6.90
Second quarter	$7.01	$5.30
First quarter	$6.09	$4.90

Year Ended June 30, 2003:	High	Low

Fourth quarter	$6.45	$5.25
Third quarter	$5.78	$5.12
Second quarter	$6.40	$5.50
First quarter	$7.00	$6.15
      On May 11, 2005, the last sale price of our common stock as reported on the American Stock Exchange was $15.10 per share and there were 77 holders of record of our common stock.

DIVIDEND POLICY
      Our revolving credit facility permits us to pay cash dividends on our capital stock to the extent the dividends we pay, and any redemptions or repurchases we make, do not exceed $2 million annually. For the year ended June 30, 2004, we authorized a $.09 dividend per share (approximately $0.9 million in total), which was paid on October 1, 2004 to shareholders of record as of September 1, 2004. This was the first dividend we paid. Dividend payments in the future will depend upon several factors, including earnings, acquisition opportunities and debt level. Our Board and management have indicated that they will place precedence on using available cash to grow the business through acquisitions over payment of dividends.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005. We present capitalization:

•	On an actual basis; and

•	On an adjusted basis to give effect to the consummation of the offering as if it had been completed on March 31, 2005.

	As of March 31, 2005

	Actual	As Adjusted

	(Dollars in thousands,
	except for share data)
Total long-term debt	$56,863	$

Stockholders’ equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized, no shares issued and outstanding	—		—
Common stock, $.001 par value, 30,000,000 shares authorized, 9,565,499 shares issued and outstanding excluding treasury stock and 9,965,499 shares issued and outstanding, as adjusted	10
Paid-in-capital	19,135
Retained earnings	39,411
Accumulated other comprehensive loss	(283)
Treasury stock at cost (54,585 shares)	(453)

Total stockholders’ equity	57,820

Total capitalization	$114,683	$

      Our capitalization information set forth above excludes 359,460 shares outstanding under options that have been granted under our 1997 Stock Option Plan, and an additional 63,875 shares reserved under that plan for options that may be granted in the future.

SELECTED CONSOLIDATED FINANCIAL DATA
      We derived the following selected consolidated financial data as of and for each of the five years in the period ended June 30, 2004 from our audited consolidated financial statements. We derived the selected consolidated financial data as of and for the nine months ended March 31, 2004 and 2005 from our unaudited consolidated financial statements. You should read this data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results of operations for the nine month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

						Nine Months Ended
	Year Ended June 30,					March 31,

	2000	2001	2002	2003	2004(2)	2004	2005

						(Unaudited)
	(Amounts in thousands, except per share data)
Operating Results:
Net sales	$126,080	$141,342	$144,523	$151,232	$154,456	$119,481	$129,892
Cost of products sold, excluding depreciation and amortization	61,548	67,942	67,906	73,143	71,558	55,917	60,859
Operating, distribution and administrative	43,884	50,299	56,188	62,368	57,231	43,146	42,373
Depreciation and amortization(1)	9,386	10,173	7,708	8,900	7,474	5,581	5,822
Income from operations	11,383	12,988	12,728	6,793	18,418	14,780	20,717
Interest expense	5,334	6,619	5,947	6,623	5,657	4,365	3,353
Provision for income taxes	2,836	3,059	2,994	151	4,520	4,134	6,397
Net income	3,610	3,893	4,220	236	7,680	6,466	10,596
Basic earnings per share	$0.39	$0.42	$0.45	$0.03	$0.82	$0.69	$1.12
Diluted earnings per share	$0.39	$0.42	$0.45	$0.03	$0.81	$0.69	$1.10
Weighted Average Shares:
Basic	9,348	9,348	9,348	9,350	9,381	9,364	9,489
Diluted	9,353	9,368	9,399	9,393	9,444	9,393	9,653

	June 30,					March 31,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(Amounts in thousands)
Balance Sheet Data:
Working capital	$11,268	$14,384	$15,410	$10,702	$9,881	$10,702	$12,232
Total assets	131,943	144,976	154,613	149,215	157,335	149,214	163,618
Current portion of long-term debt	7,065	6,715	6,319	5,916	2,652	5,916	2,852
Long-term debt, less current maturities	68,818	76,415	74,659	67,642	62,286	67,642	54,011
Other non-current liabilities	12,169	14,851	22,484	23,057	24,017	23,057	25,177
Total stockholders’ equity	30,654	33,604	36,634	36,143	46,108	36,143	57,820

(1)	Effective July 1, 2001, we changed our estimate of the useful lives of our delivery vehicles from 3 to 7 years to better reflect the periods during which they remain in service and also changed our method of accounting for goodwill to comply with SFAS No. 142 whereby we discontinued amortization of goodwill. In the fiscal years ended June 30, 2000 and 2001, respectively, we recorded $1.8 million and $2.1 million of goodwill amortization expense. See Note 5 to our consolidated financial statements for the year ended June 30, 2004.

(2)	Operating and administrative expenses for the three months and twelve months ended June 30, 2004 include a reduction of $0.8 million in rent expense, partially offset by other expenses, as a result of consolidating under FIN 46R. See “Business” and Note 14 to our consolidated financial statements for the year ended June 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis together with the “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those discussed under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview

Operations
      We are a leading distributor of industrial, medical and specialty gases, and related welding equipment and supplies, in 11 states in the eastern United States. We also have a growing presence in the distribution of propane in our geographic markets.
      We generate revenue through the sale of packaged industrial, medical and specialty gases and the rental and delivery charges for the cylinders and tanks in which they are delivered, as well as through sale of related welding equipment and supplies. We sell packaged gases to customers for manufacturing, industrial, metal production and fabrication, construction, health care, mining, oil and chemicals and other applications. Sale of our packaged gases is generally not seasonal. We also sell propane to the residential, commercial and industrial markets. Typical residential and commercial uses include conventional space heating, water heating and cooking. Typical industrial uses include engine fuel for forklifts and other vehicles, metal cutting, brazing and heat treating. The distribution of propane is seasonal in nature and sensitive to variations in weather with consumption as a heating fuel peaking sharply in winter months. In fiscal 2004, packaged gases and rental, together with related equipment and supplies, accounted for approximately 74% of our net sales, while propane accounted for approximately 26% of our net sales.
      Our cost of products sold includes the direct cost of industrial, medical and specialty gases pursuant to supply arrangements and open purchase orders with three of the five major gas producers in the United States, the purchase of hard goods from a number of vendors and the purchase of propane from one of the three major propane suppliers. Although the cost of the gases we sell is subject to formula pricing and variation based on market prices for such gases, because packaging, delivery and other service constitutes a substantial portion of the cost and the value of the packaged gases we provide our customers, we believe that we are not significantly exposed to decreased margins because of those variations.
      Our operating, distribution and administrative expenses primarily are composed of delivery expenses, salaries, benefits, professional fees, transportation equipment operating costs, facility lease expenses and general office expenses. We believe that changes in these expenses as a percentage of sales should be evaluated over the long term rather than on a quarter-to-quarter basis due to the moderate seasonality of sales mentioned above and the generally fixed nature of these expenses. We also incur depreciation expense related to our fixed assets, including approximately 500,000 cylinders which are depreciated over a period of 12 to 30 years. We also own approximately 200 delivery vehicles that we depreciate over a period of 3 to 7 years.

Acquisitions
      We believe that we have been successful in executing our strategy of growth through acquisitions, having completed over 30 acquisitions since 1997, the year of our initial public offering. The consideration for most acquisitions includes a combination of a cash payment at closing, seller financing and payments under covenants not to compete and consulting agreements. For many acquisitions, we believe that projections of future cash flows justify payment of amounts in excess of the book or market value of the assets acquired, resulting in goodwill being recorded. Some acquisitions have had, and we expect that some future acquisitions could have, a dilutive effect upon our income from operations and income before tax for a period following their consummation. This dilution can occur because some of the benefits of acquisitions, such as leveraging of operating and administrative expenses, improved product gross margins and expected sales growth, occur over time. In most cases, the operating cash flow of an acquired business has been positive in a relatively short period of time after consummation of the acquisition.
      In part to manage our operations independent of the effect of acquisitions, we monitor the results of each of our 63 locations separately. Although each location is therefore a separate segment, because no single store generates an amount of revenue or income, or maintains assets, in excess of the thresholds in accounting releases that would require us to report them as separate segments, and because all stores offer similar products and services, we report their results on an aggregate basis. We do maintain records of “same store sales,” which are sales from those stores that have been operated by us for the full two-year comparison period. The value of sales increase related to acquisitions is determined by the specific sales of each acquired location. New stores would be considered in same store sales once we have operated them for the entire comparison period.

Variable Interest Entities
      We lease buildings and equipment and rent cylinders from West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., entities that are engaged primarily in the purchase, development, sale and/or lease of real estate and that are controlled by Gary E. West, our Chairman and principal shareholder. Under accounting interpretations that were effective for us on March 31, 2004, and because we are under common control with these entities, we must consolidate in our financial statements, the financial statements of these related entities. In consolidation, the rent expense we pay to these entities is eliminated, resulting in us reporting slightly less operating, distribution and administrative expense and slightly more income from operations. Because some of the properties held by the variable interest entities are financed, and because of the amount of depreciable assets these entities hold, the consolidation results in us reporting slightly more interest and depreciation expense. Further, because we classify the rental income that these entities generate as “other income” for our purposes, these entities result in our reporting more other income. All of the effect of these entities on our net income is eliminated when we deduct the net effect as a minority interest The real property and equipment held by these entities results in our reporting significantly higher balances of buildings and equipment on our balance sheet, and because some of these properties are subject to mortgage loans, higher indebtedness. Although these entities are controlled by related parties, we have no equity interest in any of them and the creditors and beneficial interest holders of these entities have no recourse to our general credit.
Critical Accounting Policies
      The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts we report in our consolidated financial statements and accompanying notes. We describe the significant accounting policies and methods that we use to prepare our consolidated financial statements in Note 3 to the financial statements for the year end June 30, 2004. The most critical accounting matters in which we use estimates include our determination of the net carrying value of our trade receivables, our inventories, our goodwill, our other intangible assets and our employee health care benefit reserves. If our estimates have to be revised, we may be required to adjust the carrying value of these assets, affecting our results of operations during the period when the adjustment is recorded, and affecting our net assets and equity. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

Trade Receivables
      We estimate the collectability of our trade receivables on a monthly basis. We have established an allowance for doubtful accounts to adjust the carrying value of trade receivables to fair value based on the amount of trade receivables that we estimate are uncollectible. We establish the allowance for doubtful accounts based on our historical experience, economic trends and our knowledge of significant accounts. Although we believe that the allowances for doubtful accounts as of March 31, 2005 are adequate, if a significant customer refuses to pay a large account, or if economic conditions cause a class of customers to be unable to pay accounts, we might be required to increase the provision for doubtful accounts, affecting our income.

Inventories
      Our inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon its physical condition, as well as assumptions about future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. Estimates of physical losses of inventory are made on a quarterly basis based upon historical results.

Goodwill and Other Intangible Assets
      We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” as of July 1, 2001. SFAS No. 142 requires goodwill and intangible assets with indefinite useful lives not to be amortized, but instead to be tested for impairment at least annually. We have elected to perform our annual test for indications of goodwill impairment as of June 30th of each year. In testing the impairment of goodwill, we consider and balance a variety of valuation methods, including formal criteria of the USPAP for assessment of the fair market value of a business as a whole. In accordance with USPAP, we use a discounted cash flow analysis including, where applicable, appropriate market-based deductions and discounts, and take into account any extraordinary assumptions and hypothetical conditions which may have an impact on our determination. In addition to this approach for valuing our business as a whole, we also consider goodwill by location or groups of locations based upon our operating segments. The application of each of these methods involves a number of estimates and assumptions, and the weighting and balancing of the methods and their results also involves assumptions and the application of considerable judgment. We may be required to adjust our assumptions and estimates when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. To the extent we make this determination, we would be required to reduce the carrying value of our goodwill by taking a charge that will reduce our earnings in the period taken and reduce our equity at the end of the period. We cannot be certain that the assumptions and judgments we have made regarding the carrying value of our goodwill will prove accurate and that we will not be required to take impairment charges in the future.

Employee Health Care Benefits Payable
      We have self-funded health care benefit programs in place through which a third party administrator settles and pays claims by our employees on an on-going basis. We estimate the level of outstanding claims, at any point in time, including claims incurred but not reported, based upon historical payment patterns, knowledge of individual claims and estimates of health care costs. We have stop-loss insurance coverage in place to limit the extent of individual claims.

Valuation of Long-Lived Assets
      Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Estimates of the remaining useful lives of assets are reviewed at least annually at the close of the fiscal year. Determination of recoverability is based on an estimate of discounted or undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the assets.

Income Taxes
      We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” under which deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the estimated tax rate at the date of reversal. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. We estimate and record additional tax expense based on uncertain tax positions taken by us within statutory limitations. This estimate is adjusted when tax audits are completed or when the statute of limitations expires on those recorded tax positions.
Results of Operations
      The following table presents information about our results of operations as a percentage of net sales.

	As a Percentage of Net Sales

				Nine Months
				Ended
	Year Ended June 30,			March 31,

	2002	2003	2004	2004	2005

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of products sold, excluding depreciation and amortization	47.0	48.4	46.3	46.8	46.9
Operating, distribution and administrative expenses	38.9	41.2	37.0	36.1	32.6
Depreciation and amortization	5.3	5.9	4.8	4.7	4.5

Income from operations	8.8	4.5	11.9	12.4	16.0
Interest expense	4.1	4.3	3.6	3.6	2.6
Other income	0.3	0.1	0.1	0.1	0.2

Earnings before minority interest	5.0	0.3	8.4	8.9	13.6
Minority interest	—	—	0.5	—	0.5

Earnings before taxes	5.0	0.3	7.9	8.9	13.1
Provision for income taxes	2.1	0.1	2.9	3.5	4.9

Net earnings	2.9%	0.2%	5.0%	5.4%	8.2%

Comparison of the Nine Months ended March 31, 2005 and 2004
      Our net sales increased $10.4 million or 8.7% to $129.9 million for the nine months ended March 31, 2005, from $119.5 million for the nine months ended March 31, 2004. Packaged gases and cylinder rental revenue represented 35.0% of net sales for the nine months ended March 31, 2005, with hard goods representing 35.1% of net sales and total revenue from our packaged gas business representing 70.1% of net sales. In comparison, packaged gases and cylinder rental revenue represented 37.4% of net sales for the nine months ended March 31, 2004, with hard goods representing 33.2% of net sales and total revenue from our packaged gas business representing 70.6% of net sales. Sales of hard goods increased $5.9 million or 14.9% from the 2004 nine month period to the 2005 nine month period, reflecting increased demand from the improved economy, increased prices resulting from increased steel costs and increased sales volume. Propane sales represented 29.9% of net sales in the 2005 nine month period, compared to 29.5% of net sales in the nine month 2004 period. Propane sales increased $3.6 million or 10.3% in the 2005 nine month period compared to the 2004 period due to price increases. Propane gallons sold were down 6.5% year to date reflecting reduced demand due to conservation resulting from higher prices of all energy sources and warmer temperatures compared to the prior nine month period.

      Our cost of products sold increased $4.9 million or 8.8% to $60.9 million for the nine months ended March 31, 2005, compared to $55.9 million for the nine months ended March 31, 2004. Cost of products sold as a percentage of net sales was 46.9% and 46.8% for the nine month periods ended March 31, 2005 and 2004, respectively. Increased prices in hard goods, packaged gases and cylinder rental resulting from our efforts to standardize our product offerings and pricing were offset by higher propane costs as a percentage of net sales.
      Operating, distribution and administrative expenses decreased $0.8 million or 1.8% to $42.4 million in the nine months ended March 31, 2005, compared to $43.1 million for the 2004 nine month period. Consolidation of the variable interest entities resulted in a decrease of $1.0 million in building rent expense. Although personnel costs and equipment rent were also reduced, these reductions were partially offset by increased legal and professional fees, vehicle fuel and repairs and operating supplies. Operating, distribution and administrative expenses as a percentage of net sales were 32.6% for the nine months ended March 31, 2005, compared to 36.1% for the nine months ended March 31, 2004.
      Depreciation expense increased $0.7 million to $5.0 million in the nine months ended March 31, 2005, from $4.3 million in the nine months ended March 31, 2004, reflecting depreciation related to the variable interest entities and increased depreciation resulting from increased capital expenditures.
      Amortization of intangibles decreased $0.4 million to $0.9 million in the nine months ended March 31, 2005, compared to $1.3 million in the nine months ended March 31, 2004. This decrease was primarily the result of certain intangibles becoming fully amortized during the current interim period.
      Interest expense decreased $1.0 million or 23.2% to $3.4 million for the nine months ended March 31, 2005, compared to $4.4 million in the nine months ended March 31, 2004, reflecting primarily reduced outstanding debt balances and lower interest rates due to improved financial performance. Interest expense for the nine months ended March 31, 2005 included $0.2 million related to the variable interest entities which were not consolidated in the prior year quarter.
      Other income increased $0.1 million to $0.3 million in the nine months ended March 31, 2005, compared to $0.2 million in the nine months ended March 31, 2004, due primarily to income earned by the variable interest entities.
      Minority interest earnings reflect the elimination of net pre-tax income earned by the variable interest entities. The amount eliminated is primarily the reduction in operating expense noted above, partially offset by expenses incurred by the entities.
      Our effective tax rate decreased from 39.0% for the nine months ended March 31, 2004 to 37.6% for the nine months ended March 31, 2005.
      For the reasons stated above, our net earnings increased $4.1 million or 63.9% to $10.6 million for the nine months ended March 31, 2005, compared to $6.5 million for the nine months ended March 31, 2004. Diluted earnings per share were $1.10 for the nine months ended March 31, 2005, compared to $0.69 for the nine months ended March 31, 2004.

Comparison of Years Ended June 30, 2004 and 2003
      Our net sales increased $3.2 million, or 2.1%, to $154.5 million in fiscal 2004 from $151.3 million in fiscal 2003. Acquisitions made during the preceding twelve months contributed $0.1 million of the increase in net sales for fiscal 2004, while same-store sales increased $3.1 million or 2.1%. Packaged gases and cylinder rental revenue represented 38.6% of our net sales in fiscal 2004, with hard goods representing 35.0% of net sales and total revenue from our packaged gas business represented 73.6% of net sales. In comparison, packaged gases and cylinder rental revenue represented 39.2% of our net sales in fiscal 2003, with hard goods representing 36.3% of net sales and total revenue from our packaged gases business representing 75.5% of net sales. Sales of hard goods decreased $0.8 million in fiscal 2004 from fiscal 2003 on a same-store basis, reflecting the effect of the decline in the economy during the period and our decision to reduce activity with selective low margin accounts. Propane sales represented 26.4% of net sales in fiscal 2004, compared to 24.5% of net sales in fiscal 2003. Propane sales increased $3.7 million on a same-store basis in fiscal 2004 compared to the prior year period, reflecting $3.3 million in price inflation and $0.4 million increase due to increase in the volume of propane sold.
      Our cost of products sold decreased $1.5 million, or 2.2%, to $71.6 million for fiscal 2004, from $73.1 million for fiscal 2003. Cost of products sold as a percentage of net sales improved from 48.4% during fiscal 2003 to 46.3% during fiscal 2004. The decreased costs reflect the non-recurrence during fiscal 2004 of a $1.4 million charge for disposal of slow-moving hard goods inventory in fiscal 2003, as well as improvements in costs for hard goods that we achieved by standardizing our product offerings.
      Operating, distribution and administrative expenses decreased $5.1 million, or 8.2%, to $57.2 million in fiscal 2004 from $62.4 million in fiscal 2003. Approximately $0.7 million of this decrease is due to a net reduction in expenses resulting from the consolidation under FIN 46R of variable interest entities. The reduced expenses also reflected, the results of our cost reduction initiatives. The majority of these expense reductions were in the areas of wages, benefits, legal, professional and other general expenses. These cost savings were partially offset by the cancellation of related party lease obligations of $0.5 million. Lastly, the fiscal 2003 results included charges associated with our cost reduction initiatives totaling $2.6 million for the year. Operating, distribution and administrative expenses as a percentage of net sales were 37% for fiscal 2004, compared to 41.2% for fiscal 2003.
      Depreciation and amortization expense decreased $1.4 million, or 15.7% to $7.5 million in fiscal 2004, from $8.9 million in fiscal 2003. The decrease was primarily a result of certain intangibles becoming fully amortized, partially offset by $0.1 million of increased depreciation expense related to the variable interest entities.
      Interest expense decreased $1.0 million, or 15.2%, to $5.6 million in fiscal 2004, from $6.6 million in fiscal 2003, reflecting primarily the effect of reduced outstanding debt balances and lower interest rates due to improved financial performance. Included in interest expense was a decrease of $189,630 and $4,711 for the years ended June 30, 2004 and 2003, respectively, to record changes in the fair market value of our interest rate swap agreements under SFAS No. 133. Interest expense also included $0.1 million related to the variable interest entities since the March 31, 2004 consolidation.
      Other income increased $0.4 million in fiscal 2004 compared to fiscal 2003 due to income earned by the variable interest entities. This income is not derived from any properties that we own.
      Minority interest earnings reflect the elimination of net pre-tax income earned during the quarter by the variable interest entities. The amount eliminated is primarily the reduction in rent expense and other income noted above, partially offset by expenses incurred by the entities.
      Our effective tax rate decreased from 39.0% for fiscal 2003 to 37.0% for fiscal 2004 due to a tax benefit of approximately $0.2 million relating to the donation of inventory to a qualified charitable entity, which resulted in a tax deduction for the fair market value of the inventory.
      For the reasons stated above, our net income increased to $7.7 million for fiscal 2004, compared to $0.2 million for fiscal 2003. Diluted earnings per share were $0.81 for fiscal 2004, compared to $0.03 for fiscal 2003.

Comparison of Years Ended June 30, 2003 and 2002
      Net sales increased $6.7 million, or 4.6%, to $151.2 million in fiscal 2003 from $144.5 million in fiscal 2002. Acquisitions made during the preceding twelve months contributed $3.2 million of the increase in net sales, while same-store sales increased $3.5 million or 2.4% (5.1% decrease without propane). Propane sales increased $9.7 million, or 38.1%, on a same-store basis, reflecting $3.1 million in price inflation and a $6.6 million increase in the volume due to colder than normal temperatures during the past heating season and internal growth. Packaged gases and cylinder rent represented 39.2% of net sales for the year, with hard goods representing the remaining 36.3%. In comparison, packaged gases and cylinder rent represented 41.4% of net sales in fiscal 2002 and hard goods represented 41.0% of net sales.

      Our cost of products sold increased $5.2 million, or 7.7%, to $73.1 million in fiscal 2003, from $67.9 million in fiscal 2002. Cost of products sold as a percentage of sales also increased from 47.0% in fiscal 2002 to 48.4% in fiscal 2003. The increase in magnitude of cost of products sold, as well as cost of products sold as a percentage of sales, reflects in part a $1.4 million non-recurring charge for disposal of slow-moving hard goods inventory during fiscal 2003. The increased cost of products sold as a percentage of sales also reflects a decrease in same store sales, where our standardization normally results in lower costs, and the contribution of newly acquired stores.
      Operating, distribution and administrative expenses increased $6.2 million, or 11.0%, to $62.4 million for fiscal 2003, compared to $56.2 million for fiscal 2002. Of this increase, $1.4 million was related to acquired businesses, with the balance of the change, or $4.8 million, attributable to same-store expenses. The increase in same-store operating expenses included $1.9 million of non-recurring charges relating to severance of personnel, termination of an airplane lease, conversion of company-provided vehicles to employee-owned vehicles and unclaimed property audits. These charges resulted from our repositioning and upgrade initiatives that were undertaken late in fiscal 2003 to reduce our on-going cost structure, upgrade personnel and improve efficiency. Operating expenses also increased as a result of increased bad debt, settlement of sales and use tax audits with several states, increased liability insurance expense and an increase in estimated health insurance claims including claims incurred but not reported. We increased our accrual for estimated unpaid claims by $0.7 million, in the fourth quarter of fiscal 2003 as a result of this change.
      Depreciation and amortization expense increased $1.2 million for fiscal 2003, compared to fiscal 2002. This increase was attributable to non-recurring charges relating to write-off of non-compete agreements held with former executives, which we determined to no longer be of value, based upon a review of each individual’s circumstances and the probability of effect on our performance and accelerated depreciation associated with leasehold improvements at facilities being closed by us. For each of the facilities being closed, we determined the expected date for operations to cease and revised the estimated useful lives for applicable assets accordingly. We implemented these initiatives during the fourth quarter of fiscal 2003 in order to reduce our cost structure and to improve our operating efficiency.
      Interest expense increased $0.7 million, or 11.4%, to $6.6 million for fiscal 2003, compared to $5.9 million for fiscal 2002. This increase reflected higher interest rates and fees associated with the amendment of our credit facility, and was partially offset by lower average debt balances.
      Our effective tax rate decreased from 41.5% for fiscal 2002 to 39.0% for fiscal 2003 as a result primarily of changes in estimates for federal and state accrued taxes.
      Net income for fiscal 2003 was $0.2 million, compared to $4.2 million for fiscal 2002. Diluted earnings per share were $0.03 for fiscal 2003, compared to $0.45 for fiscal 2002.
Quarterly Operating Results
      The following table presents summary information about our sales, income from operations, net earnings and earnings per share on a quarterly basis for each of the last eleven quarters:

	Fiscal 2003				Fiscal 2004				Fiscal 2005
	Quarter Ended				Quarter Ended				Quarter Ended

	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31

	(Unaudited)
	(In thousands except per share data)
Net sales	$33,453	$38,676	$45,819	$33,284	$32,435	$39,120	$47,926	$34,975	$36,200	$43,203	$50,488
Income from operations	2,193	3,585	5,331	(4,889)	2,409	4,815	7,556	3,638	3,960	6,823	10,080
Net earnings	104	1,387	2,174	(3,429)	614	2,087	3,766	1,213	1,563	3,093	5,624
Basic earnings (loss) per share	0.01	0.15	0.23	(0.36)	0.07	0.22	0.40	0.13	0.16	0.37	0.59
Diluted earnings (loss) per share	0.01	0.15	0.23	(0.36)	0.07	0.22	0.40	0.12	0.16	0.36	0.58

     As illustrated in the table above, we generally have experienced higher sales activity during our second and third quarters as a result of seasonal sales of propane, with corresponding lower sales for the first and fourth quarters. Superimposed on this seasonal fluctuation in sales is a favorable year to year trend in both net sales and earnings. The following table sets forth, for the periods indicated, our quarterly sales as a percentage of the respective fiscal year’s sales. Results for any one or more periods are not necessarily indicative of continuing trends.

	Year Ended June 30,

	2002	2003	2004

First quarter	23.3%	22.1%	21.1%
Second quarter	24.2%	25.6%	25.3%
Third quarter	28.5%	30.3%	31.0%
Fourth quarter	24.0%	22.0%	22.6%

	100.0%	100.0%	100.0%

      As illustrated, income from operations and net earnings typically are higher for the second and third quarters than for the first and fourth quarters of the fiscal year. The timing of acquisitions may also have an appreciable effect on quarter to quarter earnings.
Liquidity and Capital Resources
      Historically, we have financed our operations, capital expenditures and debt service with funds provided from operating activities. Acquisitions have been financed by a combination of seller financing, bank borrowings and funds generated from operations.
      At March 31, 2005, we had working capital of approximately $12.2 million, compared to $9.9 million as of June 30, 2004, reflecting primarily an increase in accounts receivable and available cash. Funds provided by operations for the nine months ended March 31, 2005 were approximately $18.0 million, compared to $15.3 million for the nine months ended March 31, 2004. This increase of $2.7 million is attributable to the $4.1 million increase in net income offset by increased income taxes paid of $3.5 million and positive cash flow from other operating assets and liabilities. Funds used for investing activities were approximately $7.7 million for the nine months ended March 31, 2005, consisting primarily of capital spending, compared to $5.1 million for nine months ended March 31, 2004. We anticipate capital expenditures of approximately $8.4 million for fiscal year June 30, 2005. Funds used for financing activities for the nine months ended March 31, 2005 were approximately $10.1 million as net borrowings of $41.4 million were more than offset by debt repayment of $49.5 million and the repayment of prior year bank overdraft of $0.7 million. In addition, dividend payments of $0.9 million and a distribution by the variable interest entities of $1.2 million were partially offset by funds received through the exercise of stock options totaling $0.7 million. Our cash balance increased $0.2 million during the nine months ended March 31, 2005 to $0.7 million.
      At June 30, 2004, we had working capital of approximately $9.9 million, compared to $10.7 million as of June 30, 2003, reflecting primarily the reduction in inventory of $0.6 million and the reduction of accounts receivable of $0.3. Funds provided by operations for the year ended June 30, 2004 were approximately $20.5 million, compared to $16.5 million for the year ended June 30, 2003. This increase of $4.0 million is primarily attributable to the $7.4 million increase of net income, receipt of an income tax refund of $1.2 million, the non-recurrence of inventory write offs of $1.2 million and reduction in inventory of $3.8 million. Funds used in investing activities were approximately $7.1 million for the year ended June 30, 2004, consisting primarily of capital spending, compared to $7.3 million for the year ended June 30, 2003. Funds used in financing activities for the year ended June 30, 2004 were approximately $14.7 million from net payments of debt, compared to $8.6 million for the year ended June 30, 2003. Our cash balance decreased $1.2 million during the year ended June 30, 2004 to $0.5 million.

      At June 30, 2003, we had working capital of approximately $10.7 million, compared to $15.4 million as of June 30, 2002, reflecting primarily the reduction in inventory levels. Funds provided by operations for the year ended June 30, 2003 were approximately $16.5 million, compared to $16.7 million for fiscal 2002. Funds used in investing activities were approximately $7.3 million for the year ended June 30, 2003, consisting primarily of capital spending and acquisitions, compared to $12.7 million in fiscal 2002. Funds used in financing activities for the year ended June 30, 2003 were approximately $8.6 million from net payments of debt, compared to $3.4 million for 2002. Our cash balance increased $0.6 million during the year to $1.8 million.
      At March 31, 2005, we had the following contractual obligations:

	Payments Due By Period (In Thousands)

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Long-Term Debt	$56,857	$2,865	$2,926	$49,673	$1,393
Estimated Interest Payments	8,587	517	4,902	3,028	140
Interest Rate Swap Payments	2,205	630	1,575	—	—
Interest Rate Swap Receipts	(980)	(280)	(700)	—	—
Capital Lease Obligation	6	6	—	—	—
Operating Leases, net of intercompany eliminations	8,732	357	4,060	2,841	1,474
Purchase Obligations	2,548	1,500	1,048	—	—

Total Obligations	$77,955	$5,595	$13,811	$55,542	$3,007

      Some of these obligations, including interest rate swaps and debt obligations, are sensitive to changes in interest rates. For debt obligations, the table provides contractually obligated payment amounts, including estimated interest, by period due. For interest rate swaps, payments and receipts are calculated based upon notional amounts at weighted average rates by expected (contractual) maturity dates. Weighted average variable rates are based on the one month LIBOR rate in effect at the reporting date. No assumptions have been made for future changes in the one month LIBOR rate. In January 2005, we entered into swap agreements for notional value of $25 million effective July 2005 and January 2006. Purchase obligations represent the total value of all open purchase orders for the purchase of inventory and distribution vehicles. Other long-term liabilities at March 31, 2005 and June 30, 2004 consist primarily of deferred revenue related to cylinder rentals with an average term of seven to ten years, which has been excluded from the table above.
      Our credit facility provides for a $75 million revolving loan, which we may draw down from time to time. The maturity date is April 30, 2009. We may draw down funds as a revolving loan or a swing-line loan or obtain letters of credit. Each draw may, at our discretion be either a Eurodollar loan or a floating rate loan. In the case of Eurodollar loans, interest is calculated as the sum of (i) the quotient of (a) LIBOR, divided by (b) one minus a specific reserve requirement expressed as a decimal, plus (ii) an applicable margin set forth in the pricing schedule to the credit facility. In the case of floating rate loans, interest is calculated as the sum of (i) the higher of (a) the prime rate and (b) the sum of the federal funds effective rate plus 0.5%, plus (ii) the same applicable margin applied to Eurodollar loans. Subject to certain exceptions, we can draw on the credit facility in minimum amounts of $1 million in the case of floating rate loans or $2 million in the case of Eurodollar loans.
      The weighted average interest rate for substantially all of the borrowings under the credit facility was 2.94% as of March 31, 2005. As of March 31, 2005, availability under the revolving loan was approximately $25.2 million, with outstanding borrowings of approximately $48.5 million and outstanding letters of credit of approximately $1.3 million. The credit facility is secured by substantially all of our assets. We expect to use the revolving loan in the future primarily to fund acquisitions. We are not required to make principal payments on outstanding balances of the revolving loan as long as certain covenants are satisfied.

      The credit facility contains various financial covenants applicable to us, including covenants requiring minimum fixed charge coverage and maximum funded debt to EBITDA. As of March 31, 2005, we were in compliance with these covenants and believe that we will continue to be in compliance through at least the next twelve months. The credit facility permits the payment of cash dividends on our capital stock so long as the aggregate amount of cash dividends paid to shareholders who are not parties to the credit facility during any fiscal year and the aggregate purchase price paid by us for any shares of our common stock redeemed in the same fiscal year does not exceed $2 million.
      The variable interest entities had outstanding debt, consisting primarily of asset-backed mortgages for real estate, of $8.4 million at March 31, 2005. The carrying value of the land and buildings that secure this debt was approximately $5.5 million at March 31, 2005. This debt carries various interest rates ranging from 3.5% to 6.0% and various maturities from 2005 to 2016. Some of the mortgages on which the variable interest entities are obligated are personally guaranteed by our Chairman.
      We are also obligated under various promissory notes related to the financing of acquisitions that have various rates of interest ranging from 3.75% to 10.0% per annum and maturities through 2010. The outstanding balance of these notes as of March 31, 2005 was $1.9 million. Some of these notes are secured by assets related to the applicable acquisition, some are unsecured and some are backed by bank letters of credit issued under our credit facility.
      The schedule of maturities of our debt for the next five years and thereafter is as follows:

		Variable Interest
Fiscal Year Ending June 30,	Valley	Entities	Company

Remainder of 2005	$213,293	$1,604,754	$1,818,047
2006	760,596	642,008	1,402,604
2007	546,554	610,526	1,157,080
2008	189,580	627,090	816,670
2009	48,634,665	646,999	49,281,664
2010	61,708	591,039	652,747
Thereafter	32,025	1,702,157	1,734,182

Total	$50,438,421	$6,424,573	$56,862,994

      We enter into contractual agreements in the ordinary course of business to hedge our exposure to interest rate risks. Counterparties to these agreements are major financial institutions. We believe that the risk of incurring losses related to credit risk of the counterparty is remote and any losses would be immaterial.
      Interest rate swap agreements are used to reduce interest rate risks and costs inherent in our debt portfolio. We enter into these agreements to change the variable/fixed interest rate mix of our debt portfolio in order to maintain the percentage of fixed and variable debt within parameters that we have established. Accordingly, we enter into agreements to effectively convert variable-rate debt to fixed-rate debt. As of March 31, 2005, we had $40.0 million in notional amounts outstanding under interest rate swap agreements. These swaps have an average pay rate of 6.3% versus a receive rate of 2.8%.
      We anticipate capital expenditures of approximately $7.0 million for fiscal 2005. We have committed $1.9 million of the $7.0 million for the purchase of distribution vehicles to be delivered in fiscal 2005. We also anticipate applying approximately $10 million during the year to acquire a distributor pursuant to put/call agreement that was exercised by the distributor on May 9, 2005. We believe that we will have adequate capital resources available to fund this acquisition and be in compliance with our debt covenant requirements at such time as the option is exercised.
      We believe that cash generated from operations, borrowing availability under our credit facility and the ability to obtain financing with sellers of businesses will be sufficient to satisfy our requirements for operating funds, capital expenditures and future acquisitions for at least the next twelve months. We believe that the proceeds from this offering will further support our capital position and increase our flexibility in considering additional acquisitions.
Inflation
      The impact of inflation on our operating results has been moderate in recent years, reflecting generally low rates of inflation in the economy and our historical ability to pass purchase price increases to our customers in the form of sales price increases. While inflation has not had, and we do not expect that it will have, a material impact upon operating results, there is no assurance that our business will not be affected by inflation or that we will continue to be able to pass price increases to our customers in the future.
New Accounting Standards
      In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46. A variable interest entity is one where the contractual or ownership interests in an entity change with changes in the entity’s net asset value. This interpretation requires the consolidation of a variable interest entity by the primary beneficiary, and also requires disclosure about variable interest entities where an enterprise has a significant variable interest but is not the primary beneficiary. FIN 46 was effective as of the second quarter of fiscal 2004 for variable interest entities existing prior to February 1, 2003. The required disclosure provisions of FIN 46 were adopted in fiscal 2003.
      In December 2003, the FASB issued FIN 46R to further clarify the above standard. As required under the most recent deferral, we adopted FIN 46R as of March 31, 2004. We analyzed FIN 46R and its impact on the financial statements with regard to the put/call option agreement, as well as related party lease agreements discussed in Note 7 to our consolidated financial statements for the year ended June 30, 2004. We concluded that the put/call option agreement meets the scope exception requirements of FIN 46R for an entity deemed to be a business. In addition, we concluded that we would need to consolidate the variable interest entities in our financial statements as of March 31, 2004 pursuant to the common control provisions under FIN 46R. See Note 1 to our consolidated financial statements for the year ended June 30, 2004.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” that requires that items such as idle facility expense, excessive spoilage, double freight and handling costs be recognized as current period charges. In addition, it requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard will be effective in fiscal years beginning after June 2006. We do not anticipate any significant charge or expense from the adoption of this standard.
      In December 2004, the FASB issued Staff Position (FSP) No. 109-1 providing guidance on accounting for the manufacturing tax deduction provided for in the American Jobs Creation Act of 2004. The staff position calls for the tax deduction to be accounted for as a special deduction, beginning with our 2006 tax year. The adoption of this position is not expected to materially affect our financial statements.
      In December 2004, the FASB issued SFAS No. 123R, “Share Based Payments” (SFAS No. 123R), and in March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC Staff’s interpretation of SFAS No. 123R. SAB 107 provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based upon the grant-date fair value. We will be required to record this expense beginning in the first quarter of fiscal year 2006 and are currently evaluating the impact on our financial statements.

      In December 2004, the FASB issued FSP FIN 46R-5, “Implicit Variable Interests under FASB Interpretation No. 46” to further clarify the accounting for implied variable interest entities. This Staff position had no effect on the Company’s financial statements at March 31, 2005.
      In February 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-10 “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” This statement clarifies the aggregation criteria of operating segments as defined in SFAS No. 131. The effective date of this statement is not yet determined, but likely to occur in 2005. We believe that our current segment reporting complies with EITF No. 04-10 and anticipate no significant changes upon adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      The table below provides information as of March 31, 2005 about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the one month LIBOR rate in effect at the reporting date. No assumptions have been made for future changes in the one month LIBOR rate.

								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value

	(In thousands)
Liabilities
Long-term debt — Valley
Fixed rate	$211	$762	$547	$190	$134	$94	$1,938	$1,790
Average interest rate	4.65%	5.53%	6.29%	6.28%	4.65%	4.78%
Variable rate	—	—	—	—	$48,500	—	$48,500	$48,500
Average interest rate	—	—	—	—	2.94%	—
Long-term debt — Variable interest
Entities mortgage debt
Fixed rate	$1,605	$642	$611	$627	$647	$2,293	$6,425	$5,770
Average interest rate	4.25%	4.30%	3.07%	3.01%	3.05%	3.09%
Interest rate swaps
Variable to fixed	$15,000	$25,000	—	—	$25,000	—		$(510)
Average pay rate	6.3%	6.3%	—	—	6.5%	—
Average receive rate	2.8%	2.8%	—	—	2.4%	—
Commitments
Operating leases	$854	$3,341	$3,424	$3,483	$3,570	$7,410	$22,082
Intercompany elimination	(497)	(2,012)	(2,062)	(2,114)	(2,167)	(4,498)	(13,350)

Company total	$357	$1,329	$1,362	$1,369	$1,403	$2,912	$8,732

BUSINESS
Overview
      We are one of the largest independent distributors in the estimated $9 billion U.S. market for industrial, medical and specialty gases delivered in “packaged” or cylinder form, and related welding equipment and supplies. We also have a growing presence in the approximately $12 billion U.S. market for non-pipeline residential, commercial and industrial propane. We serve a diversified base of more than 159,000 industrial, commercial and residential customers throughout our 11-state territory in the eastern United States. We focus on providing excellent service to local accounts, an approach that we believe allows us to enjoy a strong position in the markets we serve.
      Sales of packaged industrial, medical and specialty gases and related products accounted for approximately 74% of our revenue in fiscal 2004. In these operations, we mix and package industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and distribute these cylinders to customers, primarily through our network of 63 locations. As an additional service to customers, we also sell welding equipment and supplies, or “hard goods,” such as welding machines, wire, fluxes and electrodes. Most of our customers also rent cylinders from us. We own approximately 500,000 cylinders which require minimal maintenance and have useful lives that industry experience has determined to average 50 years or longer.
      Propane sales accounted for approximately 26% of our revenue in fiscal 2004. We distribute the majority of our propane directly to customer locations. We own approximately 32,000 propane tanks, most of which are maintained at customer locations. We believe that the propane business provides a favorable platform because propane requires a low incremental investment in tanks and distribution vehicles while offering a relatively stable customer base.
      Starting in fiscal 2003, we adopted a process improvement strategy designed to enhance our operating efficiency. During that time, we developed and began implementing marketing, customer service, staffing and pricing objectives and devised technical programs to support our field personnel. We believe that the success of our process improvement strategy has been reflected in our improved operating results during recent fiscal periods and that we are now well positioned to resume our strategy of growth primarily through acquisitions.
      Prior to fiscal 2003, acquisitions were the principal means of our growth. From 1997, the year of our initial public offering, through 2002, we completed over 30 acquisitions and grew from approximately $74 million in annual revenue to approximately $141 million in annual revenue. We believe our size and geographic reach, along with the fragmented competition in both the packaged gas and propane markets, position us well for continued growth.
Our Industry

Markets
      Industrial, Medical and Specialty Gases. Gases are an essential component of a broad array of industrial, commercial and medical processes. As the economy has grown and as new applications for gases have developed, the customer base of the industry has significantly broadened to include almost every major industry. These customers have widely varying requirements for type and volume of gases and have effectively caused segmentation of the industrial, medical and specialty gas market based on volume requirements.
      The higher volume, or “bulk,” gas segment of the industrial gas market consists of customers who require large volumes of gases to be delivered by truck using cryogenic containers, by direct pipeline to the customer’s facility and in some cases, by producing gas at an on-site production plant. We do not compete in the on-site or large bulk segment of the market. Typically, the major gas producers supply these customers directly.

      We compete primarily in the market for industrial, medical and specialty gases delivered in mixed “packaged” or cylinder form. Participants serving this market segment package, mix and distribute gases to customers with smaller volume needs or requirements for specially blended or purified gases. We believe that this market generates total annual sales of approximately $9 billion, including the related hard goods. Large, multi-state distributors, including Valley, account for approximately 45% of sales in this market. The remaining sales are generated by approximately 800 smaller distributors, many of which we believe to be potential candidates for acquisition by larger distributors or industrial gas producers.
      The distribution of packaged industrial, medical and specialty gases is a service-intensive business where competition is based in large part on building customer relationships through frequent emergency or priority service, technical support and assistance in a wide variety of applications and the capacity and flexibility to mix small quantities of custom blended gases. To compete effectively in the packaged gases market, we believe that a distributor must establish a local business presence and offices where customers have ready access to both product and assistance.
      The packaged industrial, medical and specialty gas industry is expected to achieve growth consistent with growth in the overall economy. Gas sales tend to be less adversely impacted by a decline in general economic conditions than the sale of welding equipment and supplies. We believe that the industrial gas distribution business is somewhat resistant to downturns in the business cycle due to the following factors:

•	the industry has a broad and diverse customer base;

•	gases frequently represent a fixed component of operating costs, which does not decline with production levels;

•	gases are required for maintenance and renovation activities, which tend to increase during economic downturns; and

•	gas purchases represent a small portion of operating expenses and, therefore, are not typically a large cost-cutting item for purchasers.
      Propane. We also compete in the propane market in the United States, which consists of the packaging and distribution of propane gas to residential, commercial and industrial customers. Propane competes with other forms of energy in heating applications and the degree of competition from these alternate sources is primarily a function of geography, with the most important factor being the proximity to natural gas pipelines. We believe that the non-pipeline residential, commercial and industrial propane market generates total annual sales of approximately $12 billion, with the 25 largest distributors accounting for approximately 50% of all sales. According to LPGas Magazine, we rank 21st, with approximately 28 million gallons sold annually. Approximately 8,000 independent marketers of propane serve the balance of the market, many of which, we believe, could be suitable acquisition candidates for us in the future.
      The majority of propane sold within the industry by distributors is used for residential and commercial heating. Most distributors own the majority of the tanks and containers which dispense propane at a customer’s location. Unlike the industrial gas market segment, no separate rental fee is charged for the container. Rather, this rental fee is included in the price of the propane.
      We believe that as in the packaged industrial gases market, service rather than price plays the dominant role in the supplier-customer relationship in the propane market. Customers served both on a “will call” and on an automatic delivery basis expect timely delivery, especially during the winter months. As a result, customer satisfaction with a particular distributor is often based more on such distributor’s timely, reliable delivery of propane than on the price which such distributor charges for such propane. Annual account turnover in the propane market is low and our annual turnover generally represents less than 2% of customers.
      The propane distribution industry is also a mature industry with growth consistent primarily with housing starts, energy consumption and replacement of alternate fuels. The cost of propane per British Thermal Unit, or BTU, compares favorably with heating oil and natural gas but is much less costly than electricity. Although there are commercial and industrial applications for propane, which include forklift motors, agriculture and heat-treating, the majority of distributor propane sales are in support of residential heating. Because the supplier typically owns most of the storage tanks which are used for propane home heating, good service and the inconvenience of changing tanks normally results in minimal account turnover. Home heating propane also typically is resistant to economic downturns but is influenced by seasonal temperature variation or “degree days.” With new construction resulting in larger houses, there has been a corresponding increase in demand. From area to area, there can be a significant variation in demand, which is not only dependent on housing growth but also the availability of alternate sources of energy.

Industry Consolidation
      The packaged gases industry is fragmented but has been undergoing consolidation. We believe that there are many reasons for this trend, including the following:

•	Changes in technology are providing opportunities for more efficient and effective pricing, order entry, inventory and distribution management. Larger distributors are more likely to have the capital and human resources to take advantage of these opportunities, thereby creating greater margin, cost and service reliability advantages.

•	Larger customers are demanding additional services from their suppliers in such areas as automated order entry, automated restocking and applications technology support. These services require an investment in technology and equipment that many smaller distributors are incapable or unwilling to make.

•	The number and complexity of government regulations is increasing, especially for distributors who produce or package gas products. Complying with new regulations requires expertise and expense, which is difficult for smaller distributors to access, maintain and afford. Several major gas producers no longer provide full service support to distributors.
      We believe that this consolidation trend will continue, providing opportunities for those distributors that have the financial and human resources to acquire and effectively assimilate acquisitions into their base business. We believe that distributors who fail to participate successfully in this consolidation trend and, thereby, achieve a strong or leading position in their market areas may be at a disadvantage in the long term.
      In recent years, the propane industry has also been undergoing consolidation for many of the same reasons as the packaged gas industry. We have been taking advantage of this consolidation trend through selective acquisitions. Except for several large companies, the propane distribution industry is also highly fragmented. Industry sources indicate there are approximately 8,000 independent marketers of propane operating 13,500 local distribution centers nationwide. We believe that the 25 largest propane distributors, of which we are one, have a 50% share of the approximately nine billion gallon annual market.
Growth Strategy
      We intend to capitalize on the trend toward consolidation in both the packaged gases and propane industries. Our improved financial position and operating efficiency, achieved through the earnings and operations improvement plan we implemented two years ago, position us to resume the acquisition strategy that has, throughout our history, been our primary growth vehicle. The key elements of our growth strategy include the following:

•	Growth through acquisitions. Prior to fiscal 2003, acquisitions were principal means of our growth. From 1997, the year of our initial public offering, through 2002, we completed over 30 acquisitions and grew from approximately $74 million in annual revenue to approximately $141 million in annual revenue. We believe our size and geographic reach, along with the fragmented competition in both the packaged gas and propane markets, position us well for continued growth. To implement this strategy we:

•	Focus on “tuck-in” acquisitions. We focus our acquisition efforts on small packaged gas and propane distributors that operate in, or adjacent to, the geographic markets we serve. We believe that the numerous remaining small distributors of both packaged gas and propane in these markets present significant opportunities for additional acquisitions.

As part of this strategy, we expect to acquire during the fourth quarter of fiscal 2005 a distributor of packaged industrial gases with whom we previously entered into a put/call option agreement. The distributor, which operates from five locations in the Midwest adjacent to our current markets, generates annual revenue in excess of $10 million. We expect to acquire all of the capital stock of the distributor for $6.8 million, including $1 million we paid when we signed the put/call agreement, and to assume and refinance approximately $4.6 million of the distributor’s debt.

•	Pursue selective acquisitions to expand geographic reach. We selectively consider acquisitions of larger, independent, regional packaged gas and non-pipeline propane distributors where such an acquisition would enable us to expand our presence into a new region of the United States and where the acquisition meets our criteria.

•	Grow operating profits. We believe that the continued implementation of our process improvement strategy affords us the opportunity to increase our profitability by taking the following actions:

•	standardizing our marketing, pricing, staffing and operating practices throughout our network to offer consistent levels of service, gain economies of scale and achieve operating efficiencies; and

•	improving our workforce through technical training and an environment emphasizing a high level of customer service.

•	Enhance internal revenue growth. We believe that we can supplement our growth through acquisitions by selling a broader range of products to existing customers, by expanding our sales of small bulk gases to new and existing customers and by taking advantage of our size and geographic reach to gain market share with some multi-location accounts through better coordination of our marketing and distribution system.
Products
      The gases that we package and distribute include oxygen, nitrogen, hydrogen, argon, helium, acetylene, carbon dioxide, nitrous oxide, specialty gases and propane. Specialty gases include rare gases, high-purity gases and blended, multi-component gas mixtures. In connection with the distribution of gases, we sell welding equipment and supplies, including welding machines, wire, fluxes and electrodes and a wide variety of supporting equipment.
      While primarily a packager and distributor of gases, we also manufacture a portion of our acetylene requirements at our facilities in West Mifflin, Pennsylvania and Eddystone, Pennsylvania. Acetylene is produced through a combination of calcium carbide and water at relatively high temperatures. The reaction of these elements also produces lime as a by-product, which is sold in bulk to customers for a variety of applications. In fiscal 2004, acetylene accounted for approximately 3.0% of net sales.
      We sell propane to the residential, commercial and industrial markets. Typical residential and commercial uses include conventional space heating, water heating and cooking. Typical industrial uses include engine fuel for forklifts and other vehicles, metal cutting, brazing and heat treating. The distribution of propane is seasonal in nature and sensitive to variations in weather, with consumption as a heating fuel peaking sharply in winter months.

      The following table sets forth the percentage of our net sales for the fiscal years ended June 30, 2002, 2003 and 2004 for each of the following products and services:

	Year Ended June 30,

	2002	2003	2004

Packaged industrial, medical and specialty gases
Gases and rental	41.4%	39.2%	38.6%
Welding equipment and supplies	41.0	36.3	35.0

Total	82.4	75.5	73.6

Propane	17.6	24.5	26.4

	100.0%	100.0%	100.0%

Customers
      We currently have more than 159,000 customers, none of which accounted for more than 1.0% of net sales in fiscal 2004. We serve the manufacturing, industrial, metal production and fabrication, construction, healthcare and mining, oil and chemicals, and other industries, as well as the propane needs of our residential customers. The following chart illustrates the percentage of our net sales represented by each of these industries:
      The customer base also includes smaller distributors in close proximity to our larger facilities, making it economically advantageous for them to purchase certain products from us.
      We believe that the packaged gas industry has been characterized by relatively high customer loyalty because of the importance of quality service and personal relationships. We believe this customer focus on service and relationship has made it difficult for new entrants in our geographic markets to acquire existing customers.
Sales and Marketing
      The distribution of most packaged gases is most economically performed within approximately a thirty-mile radius of the product packaging or inventory location due primarily to costs associated with delivery of cylinders. Therefore, the estimated national market of $9 billion consists of hundreds of regional markets. We solicit and maintain business primarily through a direct selling effort using an experienced sales force of approximately 64 account and area managers. Account managers receive ongoing training so that they are knowledgeable about gas and product performance characteristics and current application technology. On average, our account managers have more than ten years of industry experience. Account managers are paid a base salary and commissions based upon account profit margin. Efforts are focused on accounts generating sales of high margin products. Occasionally, account managers make joint sales calls with our suppliers to address difficult or innovative application requirements. We have been testing both telemarketing and catalog solicitation at selected locations to attract new accounts. We believe that electronic commerce conducted through the internet, or e-commerce, may become an important method in attracting and maintaining some customers in the future. We plan to continue developments in this area.
      In addition to delivering packaged gases to our customers, we also serve “walk-in” customers from our branches, where gases and hard goods may be picked up. Each branch location contains a showroom to allow customers access to equipment and supplies. Branch locations are chosen on the basis of local market distribution logistics. Our advertising efforts are limited as management does not consider advertising to be a significant factor in generating sales.
Competition
      Competition is almost always on a regional market basis and for packaged gases is based primarily on customer loyalty, service and, to a lesser extent, price. Customer loyalty can be lessened when businesses are acquired. Most regional markets have between three and six competitors, the majority of whom are small independent companies, with one or two competitors having a significantly higher market share than the others. We compete in many markets throughout West Virginia, Pennsylvania, Kentucky, Ohio, Virginia, Tennessee, Maryland, Delaware, New Jersey, Wisconsin and Florida. We believe that we enjoy a strong position in most of the markets that we serve.
      As stated above under “— Our Industry,” while we compete with the distribution subsidiaries of the major industrial gas producers, we do not believe that the production of industrial gas provides these producers with a significant competitive advantage. In most cases, the cost for base gases represents a relatively minor component of the total cost in comparison to the packaging, selling and distribution expenses.
Suppliers
      We purchase industrial gases pursuant to supply arrangements having no minimum commitments and open purchase orders with three of the five major gas producers in the United States. One such producer accounted for approximately 45.0% of our gas purchases in fiscal 2004. If any of these arrangements were terminated, we believe that we would be able to readily secure an alternate source of supply.
      We purchase welding equipment and consumable supplies from a number of vendors. Of these purchases, the top five vendors represented approximately 61.0% of total purchases in fiscal 2004. Purchases from major vendors are made pursuant to purchase orders that are cancelable by us upon minimal notice. Large volume purchasers, such as Valley, are generally able to participate in vendor discount and rebate programs and obtain products at competitive costs. We are able to purchase welding supplies from vendors of our choosing.
      We purchase propane from pipeline sources at various supply points in our market areas from approximately five primary vendors. One such vendor accounted for 65.0% of total propane purchases in fiscal 2004, generally on a short-term basis at prevailing market prices. We have historically been able to adjust prices to reflect changes in product cost, which varies with season and availability. We are not dependent upon any single supplier for propane and supplies have historically been readily available. Unlike small residential distributors of propane, we also supply propane to commercial customers who purchase propane throughout the year, and we believe the year-round demand this creates causes us to be less susceptible to allocation during periods of tight supply, which occurs from time to time.

Employees
      At March 31, 2005 we employed 640 people, compared to 647 at June 30, 2004. At March 31, 2005, approximately 13.0% of our employees were covered by collective bargaining agreements. Historically, we have not been adversely affected by strikes or work stoppages. We believe that we have a skilled and motivated work force and that our relationship with employees is good.
      We believe that continuing education is necessary for our employees to achieve and maintain the skills required to be effective in today’s competitive environment. Our process improvement strategy includes ongoing technical training in an environment emphasizing a high level of customer service. We provide a variety of training programs to our employees through modules maintained on the Internet. This provides consistent, low-cost training across the entire organization. Key suppliers also provide employees product training relating primarily to welding and gas application technology at our various locations.
Regulatory Matters
      We are subject to federal and state laws and regulations adopted for the protection of the environment, the health and safety of employees and users of our products and various other matters. Management believes that we are in substantial compliance with all such laws and regulations currently in effect and that the cost of compliance with such laws and regulations has not had a material adverse effect on our results of operations.
Product Liability and Insurance
      The nature of our business may subject us to product liability and other lawsuits. To the extent that we are subject to claims which exceed or are outside of our liability insurance coverage, such suits could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business.” We have not suffered any material losses from such lawsuits in the past.
Properties
      We own approximately 500,000 cylinders, 32,000 bulk propane tanks and 400 bulk cryogenic tanks, generally ranging in size from 250 gallons to 11,000 gallons. Most cylinders and storage tanks are located at customer sites. Cylinders require minimal maintenance and have useful lives that we expect will extend on average for 50 years or longer.
      We have 63 industrial gas and welding supply distribution locations in 11 states, 31 of which also package and distribute propane. A typical location has two acres of property, 5,000 square feet of space used to warehouse hard goods, 5,000 square feet of space used for gas filling and cylinder storage and 2,000 square feet of space used for a retail showroom. Our corporate operations are located in 20,000 square feet of leased space in Wheeling, West Virginia and our executive offices are located in 3,000 square feet of leased space in Washington, Pennsylvania.
      Our facilities are leased on terms that we believe are consistent with commercial rental rates prevailing in the surrounding rental market. All of our major facilities are leased under long-term arrangements. We believe that our facilities are adequate for our needs and that our properties are generally in good condition, well maintained and suitable for their intended use.
Legal Proceedings
      Some industrial gases and propane are flammable, explosive products. Serious personal injury and property damage can occur in connection with their transportation, storage, production or use. We also have employment claims arising from time to time. In the ordinary course of our business, we are threatened with or are named as a defendant in various lawsuits which, among other items, seek actual and punitive damages, attorneys’ fees, injunctive relief and other remedies for product liability, personal injury, property damage and employment matters. We have also been named in suits alleging injury from exposure to asbestos from welding rods and to fumes from manganese welding rods. To date, we have not suffered any material loss as a result of any such lawsuit. We maintain liability insurance policies with insurers in such amounts and with such coverage and deductibles as we believe is reasonable and prudent. Some of our insurance policies do not cover punitive damages or provide for the payment of attorneys’ fees in addition to the limits of coverage. There can be no assurance that such insurance will be available or adequate to protect us from material awards of expenses related to such claims or that such levels of insurance will continue to be available in the future at economical prices.

Business Segments
      In early 2004, our management concluded that the adoption of FIN 46R, which became effective as of March 31, 2004, required us to consolidate into our financial statements the financial position and results of operations of West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., entities controlled by Gary West, our Chairman and principal shareholder. We lease buildings and equipment and rent cylinders under operating leases from these variable interest entities. Since we have begun consolidating these entities, we have reported in two business segments: our core business segment and the segment represented by these variable interest entities. Because these are two separate and distinct businesses, and because we do not have any direct interest in the variable interest entities, the financial information for each company is maintained and managed separately. The results of operations and assets for each of these segments are derived from each company’s respective financial reporting system. All inter-company activity is eliminated in consolidation.
      Valley. Our core business consists of the sale of packaged gases, welding equipment and supplies from 63 locations, as described above. All locations generally sell to the same types of customers, such as metal fabrication, construction, general industrial, research and laboratory, hospital and other medical, commercial, agricultural and residential. We consider each of the locations to be an operating segment as defined in SFAS No. 131, although none of these locations individually meet the quantitative thresholds stated in SFAS No. 131 of 10% of revenue (or profits or assets). In addition, these operating segments are similar in economic characteristics, long-term gross margin averages, products sold, types of customers, methods of distribution and regulatory environment and they are therefore aggregated into one reporting segment in accordance with SFAS No. 131.
      Variable Interest Entities. The variable interest entities segment is not a core business or operating segment but is considered a “reportable business segment” as a result of the application of FIN 46R, as described above. It consists of four related entities controlled by our Chairman and his affiliates that lease real estate and equipment to Valley and other third party entities and that are engaged primarily in the purchase, development, sale and/or lease of real estate. Other than our Chairman, none of our current or former directors or executive officers have interests in these entities. Our Chairman, who is currently the beneficial owner of approximately 75% of our common stock, also beneficially owns more than 50% of each of these entities, and we have historically entered into these leases to preserve our capital to support our growth through acquisition strategy. These arrangements are supported by a master lease agreement, as well as certain individual lease agreements, that do not contain a bargain purchase option, fixed renewal option or residual value guarantee. Although these entities are controlled by related parties, we have no equity interest in any of these variable interest entities and the creditors and beneficial interest holders of these entities have no recourse to our general credit. See “Certain Transactions With the Selling Shareholder or Companies Controlled by Him” and Notes 1 and 14 to our consolidated financial statements for the year ended June 30, 2004.

MANAGEMENT
      Our directors and executive officers are listed below:

		Years
		Experience
Name	Age	In Industry	Position

Gary E. West	67	34	Chairman of the Board of Directors
William A. Indelicato	65	35	Vice Chairman of the Board of Directors and Chief Executive Officer
James P. Hart	50	8	President, Chief Financial Officer and Director
Gerald W. Zehala	58	27	Executive Vice President and Chief Operating Officer
August E. Maier	75	11	Director
Ben Exley, IV	58	8	Director
F. Walter Riebenack	65	5	Director
Background and Experience of Directors and Executive Officers
      Gary E. West, Chairman of the Board of Directors. Mr. West has served as Chairman of our Board of Directors since 1984. From 1970, when he purchased Valley, to March 1995, Mr. West served as President of Valley. Mr. West has also served as President of West Rentals, Inc. and Equip Lease Corp. and Vice President of Acetylene Products Corp. since 1992, 1988 and 1985, respectively. From June 1993 to 2002, he served as a director of WesBanco Wheeling, and since June 1990 he has served as a director of H.E. Neumann Co., a plumbing, heating and mechanical contracting company. Mr. West received his Bachelor of Science degree in Business Administration from West Liberty State College.
      William A. Indelicato, Vice Chairman of the Board of Directors and Chief Executive Officer. Mr. Indelicato was elected a director of Valley in January 1997 and was appointed as our Vice Chairman and Acting Chief Executive Officer in February 2002. Mr. Indelicato served as Acting Chief Executive Officer from February 2002 to October 2002 and was appointed Chief Executive Officer in June 2003. Mr. Indelicato has been President of ADE Vantage, Inc., a business consulting firm, which provides certain services to us, since July 1992. From 1988 to 1991, Mr. Indelicato served as General Business Director of Union Carbide Industrial Gases Inc. Mr. Indelicato has also been an associate professor of strategic management at Pace University in New York. Mr. Indelicato received his Bachelor of Science degree in Electrical Engineering from the University of Notre Dame and his Masters in Business Administration degree from Pace University.
      James P. Hart, President, Chief Financial Officer and Director. Mr. Hart was elected a director of Valley in January 1997. Mr. Hart was appointed as President of Valley in June 2003 and as Chief Financial Officer in February 2005. From June 2004 to February 2005 he served as Acting Chief Financial Officer of Valley. He served as Vice President and Chief Financial Officer of Industrial Scientific Corporation (ISC), a manufacturer of portable instruments used for detecting and monitoring a variety of gases, from August 1994 through September 2002. From March 1984 to August 1994, Mr. Hart was Treasurer and Controller of ISC. Mr. Hart holds a Bachelor of Science degree in Accounting from the University of Scranton.
      Gerald W. Zehala, Executive Vice President and Chief Operating Officer. Mr. Zehala has served as our Chief Operating Officer since June 2003. From 2001 to 2003 he managed our Florida operations. During the five preceding years, Mr. Zehala served as our Vice President of Acquisitions and Assimilations. Mr. Zehala has also served in various other management positions during his 27 years in the industry. Before joining Valley in 1991, Mr. Zehala spent fifteen years with the Harvey Company and the Linde Division of Union Carbide.
      August E. Maier, Director. Mr. Maier was elected a Director of Valley in January 1997 and served as our Acting President from February 2002 to October 2002. In September 1997, Mr. Maier became an employee of Valley and served as Corporate Director of Field Operations until his retirement in July 1999. He served as Chief Executive Officer of Houston Fearless 76, a manufacturer of digital imaging and film processing equipment, from May 1995 to August 1997. From October 1987 to May 1995, Mr. Maier was Chief Executive Officer of Holox, Inc., a large distributor of industrial gases and welding equipment. He currently serves on the board of directors for Allied Insurance Corporation. Mr. Maier received his Bachelor of Science degree in Mechanical Engineering from the Indiana Institute of Technology and his Masters in Business Administration degree from the Harvard Business School.
      Ben Exley, IV, Director. Mr. Exley was elected a Director of Valley in January 1997. He served as a Marketing Specialist for the Ohio Valley Industrial and Business Development Corporation from April 1998 to May 2000 and served as Interim Executive Director during 1999. He served as the President of Ohio Valley Clarksburg, Inc. from 1987 through 1997 and Bailey Drug Company from 1993 through 1997, both of which are pharmaceutical distributors and wholly-owned subsidiaries of Cardinal Health Inc. Mr. Exley has also served on the board of directors of several companies, including BankOne West Virginia N.A. from 1994 through 2000, BankOne Wheeling-Steubenville N.A. from 1991 through 2000 and Stone & Thomas, a chain of clothing department stores, from 1991 through 1997. Mr. Exley is a graduate of West Virginia Wesleyan College with a Bachelor of Science degree in Business Administration. He also holds a Masters in Business Administration degree from Northern Illinois University.
      F. Walter Riebenack, Director. Mr. Riebenack was elected a Director of Valley in January 1999. He is presently the Managing Member of U.S. Capital Advisors, L.L.C., a management consulting firm. From 1990 until December, 2002, Mr. Riebenack served as the Chief Financial Officer, General Counsel and as a member of the Board of Site-Blauvelt Engineers, Inc., a multi-disciplinary consulting engineering firm offering transportation design, geotechnical engineering, subsurface exploration, construction inspection and materials testing services to a wide range of clients in both the public and private sectors of the marketplace, with offices in New Jersey, Pennsylvania, New York, Delaware, Virginia, Ohio, Maryland, South Carolina and West Virginia. Mr. Riebenack also serves as a consultant to Site-Blauvelt Engineers, Inc., and serves on the Board of Members of Harbor Investments, L.L.C. and Harbor Investments II, L.L.C., two private equity funds. Mr. Riebenack received his law degree along with his Bachelor of Business Administration degree in Finance and Accounting from the University of Notre Dame. Mr. Riebenack has served as an instructor of Business Law at Indiana University in Fort Wayne, Indiana and has also served as an instructor of Business Law, Principles of Insurance and Seminars in Business at the University of St. Francis in Fort Wayne, Indiana.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our shares of common stock as of May 10, 2005, and as adjusted to reflect the sale of our common shares offered hereby, by:

•	the selling shareholder;

•	each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.
      The percentages shown prior to this offering are based on 9,574,999 shares of common stock outstanding at May 10, 2005, and the percentages shown after the offering give effect to the sale of 400,000 shares of common stock by us and 1,600,000 shares of common stock by the selling shareholder in this offering. A person is deemed to have “beneficial ownership” of any security that he or she has a right to acquire within sixty (60) days after such date. Shares that a person has the right to acquire under stock options are deemed outstanding for the purpose of computing the percentage ownership of that person and all executive officers and directors as a group, but not for the percentage ownership of any other person or entity. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ. Except as indicated by footnotes, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares as beneficially owned by them.

	Shares Beneficially Owned			Shares Beneficially Owned
	Before the Offering			After the Offering(6)

Name of Beneficial Owner	Shares(1)	Percent(2)	Shares Offered	Shares	Percent(2)

Selling shareholder
Gary E. West(3)	7,079,100	73.9	1,600,000	5,479,100	54.9
Directors and executive officers, excluding the selling shareholder
William A. Indelicato	91,366	*	0	91,366	*
Gerald W. Zehala	21,268	*	0	21,268	*
Ben Exley, IV	14,100	*	0	14,100	*
James P. Hart	27,200	*	0	27,200	*
August E. Maier	13,500	*	0	13,500	*
F. Walter Riebenack	27,100	*	0	27,100	*
All directors and executive officers as a group (7 persons)	7,273,634	75.4	1,600,000	5,673,634	56.5
Other 5% shareholders
Entities affiliated with T. Rowe Price Associates, Inc.(4)	820,300	8.6	0	820,300	8.2
Bislett Partners L.P. and affiliated individuals(5)	546,700	5.7	0	546,700	5.5

*	Represents beneficial ownership of less than one percent.

(1)	Includes for Mr. Indelicato 12,500 shares, for Mr. Zehala 11,000 shares, for Mr. Exley 12,500 shares, for Mr. Hart 12,500 shares, for Mr. Maier 11,500 shares, for Mr. Riebenack 6,500 shares, and for all directors and executive officers as a group 66,500 shares that may be acquired upon exercise of options that are exercisable, or become exercisable within 60 days of May 10, 2005.

(2)	Percent of class is based upon the sum of 9,574,999 shares of common stock outstanding as of May 10, 2005, the number of shares of common stock as to which the person has the right to acquire beneficial ownership upon the exercise of options exercisable within sixty (60) days of May 10, 2005 and, in the case of the beneficial ownership after this offering, the 400,000 shares of common stock to be sold by us and the 1,600,000 shares of common stock to be sold by the selling shareholder in this offering.

(3)	Mr. West’s address is c/o Valley National Gases Incorporated, 200 West Beau Street, Suite 200, Washington, Pennsylvania 15301.

(4)	As provided in an amended Schedule 13G filed with the SEC on February 11, 2005. T. Rowe Price Associates, Inc., a registered investment adviser, holds sole voting power as to 68,100 shares and sole dispositive power as to 820,300 shares. T. Rowe Price Small-Cap Value Fund, Inc. holds sole voting power as to 748,800 shares. Their address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)	As provided in an amended Schedule 13G filed with the SEC on January 13, 2005. Bislett Partners L.P. is a California limited partnership located at 868 South California Avenue, Palo Alto, California 94306 and holds shared voting and dispositive power as to 539,000 shares. James D. Harris, who serves as general partner of Bislett Partners L.P., holds sole voting and dispositive power as to 7,700 shares and shared voting and dispositive power as to 539,000 shares. Mr. Harris’s address is c/o Bislett Partners L.P., 868 South California Avenue, Palo Alto, California 94306.

(6)	Assumes that the underwriters do not exercise their over-allotment option to purchase 300,000 shares from us.

CERTAIN TRANSACTIONS WITH THE SELLING SHAREHOLDER
OR COMPANIES CONTROLLED BY HIM
      As described above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Variable Interest Entities,” we lease buildings and equipment and rent cylinders from West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., entities that are engaged primarily in the purchase, development, sale and/or lease of real estate and that are controlled by Gary E. West, our Chairman and principal shareholder. The lease and rental agreements relating to these arrangements are described below.
      West Rentals, Inc. We lease 32 buildings from West Rentals of which 30 are leased pursuant to a Master Lease Agreement, two are leased pursuant to pass-through subleases and one is leased pursuant to a separate lease agreement. Mr. West is the sole shareholder of West Rentals. The Master Lease Agreement terminates on April 30, 2011 and may be renewed for an additional five-year term. The separate lease agreement terminates on April 13, 2013 and may also be renewed for an additional five-year term. Currently, we pay an aggregate of $135,766 per month to West Rentals as rent for all real property leased. In addition, we pay all utility bills and fees, as well as all property and local taxes on the real property leased from West Rentals. We also rent cylinders and trailers from West Rentals and currently pay approximately $4,225 a month to West Rentals for such rentals. Employees of West Rentals provide occasional construction and maintenance-related services to us. West Rentals bills us for such services on an hourly basis. Our aggregate expenditures under the Master Lease Agreement for rental of cylinders and trailers and for construction and maintenance services was approximately $2,436,617, $1,915,938 and $1,938,697 for fiscal 2004, 2003 and 2002, respectively. During fiscal 2004, we entered into agreements to cancel the lease obligation for three properties which we had discontinued using. Under these agreements, we paid West Rentals $537,258, which was included in operating expenses for the year ended June 30, 2004, to cancel the remaining term of leases and the remaining obligations of $1,979,668. We believe that the amounts we have paid for rental of real property, cylinders and trailers, for construction and maintenance services and for the cancellation of leases have not been less favorable than could have been obtained in arm’s-length transactions with unaffiliated third parties.
      Acetylene Products Corp. We lease two buildings from Acetylene Products Corp., or APC, under two ten-year leases expiring in March 2008 and renewable for additional five-year terms for an aggregate amount of $13,152 per month. Mr. West is a Director and shareholder of APC. We pay all utility bills and fees, as well as all property and local taxes on real property leased from APC. We believe that the arrangements with APC are not less favorable than could be obtained in arm’s-length transactions with unaffiliated third parties. During fiscal 2004, 2003 and 2002, we paid APC $138,900, $139,100 and $140,600, respectively.
      Equip-Lease Co. Equip-Lease Co., or Equip-Lease, a corporation wholly owned by Mr. West, rented an airplane to the Company in fiscal 2002 and fiscal 2003. The Company paid Equip-Lease a total of $85,884 for rental of the airplane in fiscal 2002 and $338,599 for rental of the airplane in fiscal 2003. In May 2003, the Company terminated this lease by buying out the remainder of the lease for $267,029.
      RealEquip Lease, LLC. RealEquip-Lease, LLC, or RealEquip, a company wholly-owned by the two daughters of Mr. West, leases three properties to us under three ten-year leases for an aggregate amount of $11,786 per month. Two of these leases expire in March 2010 and the third lease expires in July 2011. Mr. West serves as a non-member manager of RealEquip. We pay all utility bills and fees, as well as all property and local taxes on real property leased from RealEquip. During fiscal 2004, 2003 and 2002, we paid RealEquip $141,431, $141,431 and $136,131, respectively. We believe that the arrangements with RealEquip are not less favorable than could have been obtained in arm’s-length transactions with unaffiliated third parties.

      G.E.W. Realty, LLC. G.E.W. Realty, LLC, or G.E.W., a company wholly-owned by Mr. West, leases three properties to us for an aggregate amount of $4,823 per month. During fiscal 2004, 2003 and 2002, we paid G.E.W. $57,876, $57,876 and $44,372, respectively. We pay all utility bills and fees, as well as all property and local taxes on real property leased from G.E.W. We believe that the arrangements with G.E.W. are not less favorable than could have been obtained in arm’s-length transactions with unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK
General
      Our Articles of Incorporation provide for authorized capital stock to consist of 30,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. We will have outstanding, immediately prior to the issuance and sale of shares of common stock pursuant to this offering, 9,574,999 shares of common stock. Upon the closing of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options, we will have outstanding 9,974,999 shares of common stock and no shares of preferred stock. Upon the closing of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options, Mr. West will beneficially own approximately 55% of our outstanding shares of common stock. As the holder of a majority of our shares, Mr. West has the ability to elect all of our directors, approve or reject all matters upon which a vote of the shareholders is required, including major corporate transactions involving mergers, the use of common shares or preferred shares to make acquisitions, the disposition of all or substantially all of our assets, the approval or rejection in certain circumstances of amendments to our Articles or Bylaws and the dissolution of the Company, in each case, regardless of the vote of other shareholders.
Common Stock
      Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors or preemptive rights to purchase or subscribe for any stock or other securities. Subject to the prior rights of the holders of any shares of preferred stock, if any, which subsequently may be issued and outstanding, holders of common stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for the purpose. Such dividends shall not be cumulative. The holders of common stock shall share ratably in all assets remaining after payment of liabilities and amounts due any holders of preferred stock then outstanding. Additional shares of authorized common stock may be issued without shareholder approval. All of the shares of common stock are, and the shares to be sold in this offering will be, upon issuance and payment therefor, fully paid and non-assessable.
Preferred Stock
      The Board of Directors has the authority to issue up to an aggregate of 5,000,000 shares of preferred stock from time to time in one or more series, without shareholder approval. The Board of Directors has the authority to establish from time to time the number of shares to be included in each such series, dividend rate, redemption and liquidation rights and terms, sinking fund provisions, if any, for the redemption or purchase of shares, conversion terms and conditions, if any, voting rights, if any, and to set the designation of the series and to fix and determine the relative rights and preferences of the shares of each such series and any qualifications, limitations or restrictions thereof. Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on the holders of common stock by delaying or preventing a change of control of the Company, making removal of our present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock. We have no current plans to issue any preferred stock.
Certain Effects of Authorized But Unissued Stock
      Upon the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, there will be 19,665,541 shares of common stock and 5,000,000 shares of preferred stock available for future issuance without shareholder approval, taking into consideration the 359,460 shares of common stock reserved for issuance upon exercise of outstanding options. These additional shares may be issued for a variety of proper corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. Except as contemplated by the 1997 Stock Option Plan, we do not currently have any plans to issue additional shares of common stock or preferred stock.
      One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company pursuant to the operation of the 1997 Stock Option Plan, or otherwise.
Anti-Takeover Effects of Provisions of our Articles and Bylaws
      Certain provisions of our Articles could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the Company and its shareholders. The provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. However, the following provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.
Pennsylvania Anti-Takeover Laws
      We have elected to have the “anti-takeover” provisions of Subchapters 25E, F, G and H of the Pennsylvania Business Corporation Law, or PBCL, relating to “business combinations” with “interested shareholders” not apply to us. However, other provisions of the PBCL provide that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the community in which it is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies’ interests. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of the PBCL.
Articles of Incorporation

Classified Board of Directors
      Our Articles provide for the Board of Directors to be divided into three classes of directors serving three-year terms. At each annual meeting of shareholders, successors to the directors whose term expires at the annual meeting are elected to a three year term, with each director holding office until a successor has been duly elected and qualified. As a result, approximately one-third of the Board of Directors is elected each year. The Board of Directors believes that a classified Board of Directors helps to assure the continuity and stability of the Board of Directors and our business strategies and policies as determined by the Board of Directors.
      The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors even though such an attempt might be beneficial to the Company and its shareholders. The existence of a classified board could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years, unless they can show cause and obtain the requisite vote.

Number of Directors; Removal
      Our Articles provide that the Board of Directors will consist of at least three (3) but not more than ten (10) directors with the exact number to be fixed from time to time by resolution adopted by a majority of the Board of Directors. Subject to the rights of the holders of any series of preferred stock then outstanding, the Articles provide that any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of our capital stock entitled to vote generally in the election of directors. This charter provision prevents a shareholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Special Meetings of Shareholders
      The Articles provide that special meetings of the shareholders of the Company may be called only by the Chairman, the President or a majority of the members of the Board of Directors.

Amendment of Certain Provisions of the Articles
      The Articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock entitled to vote generally in the election of directors in order to amend charter provisions concerning, among other things (i) the classified Board of Directors, (ii) the removal of directors, (iii) the amendment of the Bylaws, (iv) the calling of special meetings of the shareholders, (v) indemnification of officers and directors, (vi) limitation of director liability, (vii) the opting out of certain anti-takeover provisions or (viii) the supermajority voting requirements described in this paragraph. These voting requirements make it more difficult for shareholders to make changes in our Articles designed to facilitate the exercise of control over the Company. However, this provision shall be inapplicable at any time at which the holders of at least a majority of our voting stock shall be Praxair, its subsidiaries and/or its affiliates (and, in each case, permitted successors and assigns thereof) if they shall have acquired such voting stock pursuant to a transaction required or permitted by the right of first refusal agreement. At any such time, any provisions contained in our Articles may be amended or repealed by the affirmative vote of the holders of at least a majority of the outstanding shares of our voting stock, at a regular or special meeting of shareholders or upon the written consent of the holders of at least a majority of such outstanding shares of voting stock.
Bylaws

Advance Notice Requirements for Shareholder Proposals and Director Nominations
      Our Bylaws establish an advance notice procedure for the nomination, other than by or at the director of the Board of Directors or a committee thereof, of candidates for election as director and for other shareholder proposals to be considered at shareholder meetings.
      Notice of shareholder proposals and director nominations must be timely given in writing to the secretary of the Company prior to the meeting at which the matters are to be acted upon or at which the directors are to be elected. To be timely, notice must be received at our principal executive offices not less than sixty (60) days nor more than ninety (90) days prior to the shareholder meeting.
      A shareholder’s notice to the secretary with respect to a shareholder proposal shall set forth as to each matter the shareholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address of the shareholder proposing such business, (iii) the class or series and number of shares of stock of the Company which are owned beneficially or of record by such shareholder and the name and address under which such stock is issued and (iv) a description of any material interest of such shareholder in such business. A shareholder’s notice to the secretary with respect to a director nomination shall set forth (i) certain information about the nominee, (ii) the signed consent of the nominee to serve as a director of the Company if elected, (iii) the name and address of the nominating shareholder and

(iv) the class or series and number of shares of stock of the Company which are beneficially owned by such shareholder and the name and address under which such stock is held.
      The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about those matters.
Share Ownership
      After the consummation of this offering, Mr. West will be the beneficial owner of approximately 55% of our common stock (53% if the underwriters exercise their over-allotment option in full). As described below under “— Right of First Refusal Agreement,” at such point in time as Mr. West would cease to be the beneficial owner of at least 51% of our common stock, Praxair will have the right to exercise its right of first refusal under the Right of First Refusal Agreement, including, in certain cases, exercising its right to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of common stock held by them at that time at the then-prevailing market price. Control by Mr. West or Praxair of a majority of our common stock will prevent third parties from acquiring control of the Company and may deter third parties from seeking to acquire large minority positions of our common stock.

Right of First Refusal Agreement
      In September 1991, in connection with our purchase of certain assets of Praxair, we, Mr. West and certain of his affiliates entered into a right of first refusal agreement. In March 1997, in connection with our reorganization, the parties to the right of first refusal agreement amended this agreement by executing an amended and restated right of first refusal agreement. Pursuant to the amended and restated right of first refusal agreement, if at any time during the term of this agreement (a) we wish to accept a third party offer to purchase all or a material part of our assets or (b) Mr. West and his affiliates wish to accept an offer to purchase shares of our capital stock owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of our issued and outstanding shares of capital stock on a fully diluted basis or owning less than 51% of the combined voting power of all of our outstanding voting securities, Praxair will be entitled to notice and have a right of first refusal. If within 30 days of the notice, Praxair elects to exercise its right of first refusal, it must purchase our assets or Mr. West’s and his affiliates’ shares of common stock, as the case may be, at the same price and on the same terms as those offered by any third party. If within such 30 day period Praxair elects not to exercise such right, or fails to make any election, Mr. West and his affiliates, or we, as the case may be, may consummate the proposed sale to such third party within 100 days of the expiration of such 30 day period. If such sale is not consummated within such 100 day period, Praxair will have a right of first refusal with respect to subsequent third party offers.
      In addition, if (a) Mr. West and his affiliates wish to sell shares of common stock which would result in their collectively owning less than 51% of our issued and outstanding shares of capital stock on a fully-diluted basis or owning less than 51% of the combined voting power of all of our outstanding voting securities, (b) we wish to sell all or a material part of our assets or (c) we wish to issue additional shares, or options or securities exercisable or convertible into shares of common stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully-diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued and outstanding shares of our common stock, then, as a condition to that transaction Mr. West and his affiliates must give notice of the proposed sale or issuance to Praxair and Praxair will have the right within 30 days of such notice to elect to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of our common stock held by them (but not less than 51% of all of the issued and outstanding shares of our common stock on a fully diluted basis) at the then-prevailing market price. If within such 30 day period Praxair elects not to exercise such right, or fails to make any election, Mr. West and his affiliates, or we, as the case may be, may consummate the proposed sale or issuance within 100 days of the expiration of such 30 day period. If such sale is not consummated within such 100 day period, Praxair will have a right of first refusal with respect to subsequent third party offers. If

Praxair exercises its right and, within two years of such exercise, Praxair acquires the remaining shares of our common stock in a second step transaction at a price per share greater than that initially paid to Mr. West and his affiliates, it must pay to Mr. West and his affiliates the difference between the average price per share of common stock paid in such second step transaction and the price per share initially paid to Mr. West and his affiliates. Additionally, if within two years of any such sale, Praxair resells our shares at a price per share which exceeds the price per share paid by it to Mr. West and his affiliates, Praxair will be required to turn over to Mr. West and his affiliates 50% of the profit from such sale.
      Praxair has agreed that until such time, if ever, as it acquires at least 51% of our issued and outstanding capital stock it will not acquire capital stock through public purchases or otherwise and will not seek to change the composition or the policies of our Board of Directors. The Right First Refusal Agreement expires in September 2006.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING
      We, Gary E. West, and the underwriters for the offering named below have entered into an underwriting agreement under which we have agreed to sell to the underwriters 400,000 shares of our common stock and Gary E. West has agreed to sell to the underwriters 1,600,000 shares of our common stock. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Number of
Name	Shares

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Robert W. Baird & Co. Incorporated

Total	2,000,000

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price, less a discount not to exceed $               per share. The underwriters may allow, and these dealers may re-allow, a discount not more than $               per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.
      We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 300,000 additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise these options only to cover over-allotments, if any, made in connection with this offering. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.
      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering that we and Gary E. West have agreed to sell if any are purchased, other than those shares covered by the over-allotment option described above.
      The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal maters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.
      The following table shows the underwriting discounts and expenses we and the selling shareholder will pay to the underwriters for each share of our common stock and in total, these amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total

	Without	With	Without	With
	Option	Option	Option	Option

Underwriting discount and commission payable by us	$	$	$	$
Expenses payable by us
Underwriting discount and commission payable by selling shareholder
Expenses payable by selling shareholder

      We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $          , which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. Of such expenses, 69.6% will be paid by Mr. West and 30.4% will be paid by us.
      Our executive officers and directors and the selling shareholder each have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exchangeable or exercisable for any shares of our capital stock for a period of 90 days from the date of this prospectus, without the prior written consent of BB&T Capital Markets.
      BB&T Capital Markets may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. In determining whether to consent to a request to release shares from the lock-up, BB&T Capital Markets would consider the circumstances related to the proposed transaction. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares subject to the transaction, and the requesting party’s reason for making the request.
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.
      Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.
      Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
      Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
      Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      We and Mr. West have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.
      The underwriters may not purchase our common stock in this offering for any discretionary account without the prior specific written approval of the customer.
      From time to time and in the ordinary course of their business, the underwriters have provided, and may continue to provide, commercial and investment banking and other financial services to us and our affiliates for which they have received and continue to receive customary fees and commissions.
EXPERTS
      The financial statements as of June 30, 2004 and 2003, and for each of the two years ended June 30, 2004, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Valley National Gases Incorporated for the year ended June 30, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
      The validity of the shares offered hereby will be passed upon for us by Buchanan Ingersoll PC, our Pennsylvania counsel. Certain other related legal matters in connection with this offering will be passed upon for us and the selling shareholder by our U.S. counsel, Dorsey & Whitney LLP, and for the underwriters by their counsel, Scudder Law Firm, P.C., L.L.O.
WHERE YOU CAN FIND MORE INFORMATION
      Federal securities law requires us to file information with the Securities and Exchange Commission concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1200, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the American Stock Exchange.
      We have filed with the SEC a registration statement on Form S-2 to register the sale of the common stock in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	our Current Report on Form 8-K filed on March 14, 2005; and

•	our Current Report on Form 8-K, filed on May 12, 2005, relating to information disclosed pursuant to Items 8.01, and 9.01.
      Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any of the documents that are incorporated by reference into this prospectus. You may request a copy of any of the above filings by writing or telephoning us at the following address:
James P. Hart,
President and Chief Financial Officer
Valley National Gases Incorporated
200 West Beau Street
Suite 200
Washington, PA 15301
(724) 228-3000
      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

VALLEY NATIONAL GASES INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors,
Valley National Gases Incorporated:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Valley National Gases Incorporated at June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 14 to the financial statements, in 2004 the Company adopted FIN 46R, “Consolidation of Variable Interest Entities.”
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
August 9, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors,
Valley National Gases Incorporated:
      We have audited the accompanying consolidated statements of operations, changes in stockholders’ equity, and cash flows of Valley National Gases Incorporated (a Pennsylvania corporation) for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Valley National Gases Incorporated for the year ended June 30, 2002, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 5 to the financial statements, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.”
/s/ Ernst & Young LLP
Ernst & Young LLP
Pittsburgh, Pennsylvania,
July 30, 2002

VALLEY NATIONAL GASES INCORPORATED
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and 2004

	2003	2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,782,713	$549,002
Accounts receivable, net of allowance for doubtful accounts of $814,846 and $747,309, respectively	15,372,616	15,043,640
Inventory	10,013,709	9,415,875
Prepaids and other	859,208	883,681
Current deferred tax asset	3,458,887	2,346,484
Refundable taxes	1,587,681	1,183,324

Total current assets	33,074,814	29,422,006

PROPERTY, PLANT AND EQUIPMENT:
Land	55,000	2,183,176
Buildings and improvements	6,217,806	18,529,827
Equipment	87,045,075	89,084,662
Transportation equipment	14,306,183	18,058,515
Furniture and fixtures	7,414,897	7,961,202

Total property, plant and equipment	115,038,961	135,817,382
Accumulated depreciation	(45,380,867)	(53,148,410)

Net property, plant and equipment	69,658,094	82,668,972

OTHER ASSETS:
Non-compete agreements and consulting agreements, net of accumulated amortization of $12,501,875 and $8,796,725, respectively	3,885,170	2,711,337
Goodwill	41,209,615	40,997,738
Deposits and other assets	1,387,139	1,534,989

Total other assets	46,481,924	45,244,064

TOTAL ASSETS	$149,214,832	$157,335,042

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$5,916,423	$2,651,934
Bank overdraft	—	668,046
Accounts payable	7,460,442	8,235,193
Accrued compensation and employee benefits	3,541,493	3,734,967
Interest rate derivatives	2,527,280	1,760,338
Other current liabilities	2,927,010	2,491,451

Total current liabilities	22,372,648	19,541,929
LONG-TERM DEBT, less current maturities	67,641,782	62,286,040
DEFERRED TAX LIABILITY	18,658,385	21,977,647
OTHER LONG-TERM LIABILITIES	1,797,102	1,681,696
INTEREST RATE DERIVATIVES	2,601,710	358,105

Total liabilities	113,071,627	105,845,417

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN VARIABLE INTEREST ENTITIES	—	5,381,500
STOCKHOLDERS’ EQUITY:
Preferred stock, par value, $.01 per share — Authorized, 5,000,000 shares, none Issued or Outstanding	—	—
Common stock, par value, $.001 per share — Authorized, 30,000,000 shares; Issued, 9,620,084 shares; Outstanding, 9,356,834 shares and 9,464,584 shares, respectively	9,620	9,620
Paid-in-capital	19,221,378	18,905,761
Retained earnings	21,988,827	29,668,686
Accumulated other comprehensive loss	(2,890,059)	(1,184,309)
Treasury stock at cost, 263,250 and 155,500 shares, respectively	(2,186,561)	(1,291,633)

Total stockholders’ equity	36,143,205	46,108,125

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$149,214,832	$157,335,042

The accompanying notes are an integral part of these consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended June 30, 2002, 2003 and 2004

	2002	2003	2004

NET SALES	$144,523,199	$151,231,830	$154,455,606
COSTS AND EXPENSES
Cost of products sold, excluding depreciation and amortization	67,906,417	73,142,617	71,557,747
Operating, distribution and administrative	56,187,508	62,368,366	57,231,034
Depreciation	5,077,027	5,699,115	5,811,143
Amortization of intangibles	2,631,213	3,201,025	1,662,980
(Gain) loss on disposal of assets	(6,588)	28,171	(225,419)

Total costs and expenses	131,795,577	144,439,294	136,037,485

INCOME FROM OPERATIONS	12,727,622	6,792,536	18,418,121
INTEREST EXPENSE	5,947,283	6,623,266	5,657,066
OTHER INCOME:
Interest and dividend income	220,829	199,419	225,716
Other income	213,933	18,802	93,250

Total other income	434,762	218,221	318,966

EARNINGS BEFORE MINORITY INTEREST	7,215,101	387,491	13,080,021
MINORITY INTEREST	—	—	880,235

NET EARNINGS BEFORE TAXES	7,215,101	387,491	12,199,786
PROVISION FOR INCOME TAXES	2,994,267	151,121	4,519,927

NET EARNINGS	$4,220,834	$236,370	$7,679,859
BASIC EARNINGS PER SHARE	$0.45	$0.03	$0.82
DILUTED EARNINGS PER SHARE	$0.45	$0.03	$0.81
WEIGHTED AVERAGE SHARES:
Basic	9,347,584	9,350,068	9,381,447
Diluted	9,398,514	9,392,885	9,444,086
The accompanying notes are an integral part of these consolidated financial statements

VALLEY NATIONAL GASES INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended June 30, 2002, 2003 and 2004

						Accumulated
	Common Stock		Treasury Stock			Other		Total
					Paid-in-	Comprehensive	Retained	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Loss	Earnings	Equity	Income

BALANCE, June 30, 2001	9,620,084	$9,620	272,500	$(2,263,428)	$19,269,338	$(942,967)	$17,531,623	$33,604,186
Net earnings	—	—	—	—	—	—	4,220,834	4,220,834	$4,220,834
Unrealized (losses) on derivatives designated and qualified as cash flow hedges, net of tax benefit of $868,604	—	—	—	—	—	(1,302,906)	—	(1,302,906)	(1,302,906)
Reclassification of unrealized gains on derivatives, net of tax provision of $74,340	—	—	—	—	—	111,511	—	111,511	111,511

BALANCE, June 30, 2002	9,620,084	9,620	272,500	(2,263,428)	19,269,338	(2,134,362)	21,752,457	36,633,625	3,029,439

Net earnings	—	—	—	—	—	—	236,370	236,370	236,370
Exercise of stock options	—	—	(9,250)	76,867	(47,960)	—	—	28,907	—
Unrealized (losses) on derivatives designated and qualified as cash flow hedges, net of tax benefit of $578,139	—	—	—	—	—	(867,208)	—	(867,208)	(867,208)
Reclassification of unrealized gains on derivatives, net of tax provision of $74,340	—	—	—	—	—	111,511	—	111,511	111,511

BALANCE, June 30, 2003	9,620,084	9,620	263,250	(2,186,561)	19,221,378	(2,890,059)	21,988,827	36,143,205	(519,327)

Net earnings	—	—	—	—	—	—	7,679,859	7,679,859	7,679,859
Exercise of stock options	—	—	(107,750)	894,928	(315,617)	—	—	579,311	—
Unrealized gains on derivatives designated and qualified as cash flow hedges, net of tax provision of $1,080,357	—	—	—	—	—	1,620,535	—	1,620,535	1,620,535
Reclassification of unrealized gains on derivatives, net of tax provision of $56,810	—	—	—	—	—	85,215	—	85,215	85,215

BALANCE, June 30, 2004	9,620,084	$9,620	155,500	$(1,291,633)	$18,905,761	$(1,184,309)	$29,668,686	$46,108,125	$9,385,609

The accompanying notes are an integral part of these consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2002, 2003 and 2004

	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,220,834	$236,370	$7,679,859
Adjustments to reconcile net income to net cash provided by operating activities —
Amortization of SFAS No. 133 transition amount	111,511	111,511	85,215
Depreciation	5,077,027	5,699,115	5,524,489
Amortization	2,631,213	2,418,783	1,662,980
Loss (gain) on disposal of assets	(78,765)	28,171	107,565
Provision for allowance on doubtful accounts	1,033,922	1,364,672	640,554
Disposition of doubtful accounts	(946,922)	(1,234,724)	(708,091)
Disposition of inventory	—	1,387,654	143,421
Write-off of non-compete agreements	—	782,242	—
Utilization of income taxes paid	(583,911)	(1,112,378)	404,357
Deferred taxes	3,065,709	2,146,296	1,911,411
Changes in operating assets and liabilities —
Accounts receivable	1,113,058	598,095	554,008
Inventory	1,297,284	4,258,375	454,413
Prepaids and other	117,789	682,993	165,241
Accounts payable	540,177	(360,623)	1,244,408
Accrued compensation and employee benefits	(434,446)	449,793	193,473
Non-compete agreements	(600,000)	(567,780)	—
Deposits and other assets	116,002	102,600	1,871,790
Other current liabilities	(189,868)	676,379	(273,559)
Other long-term liabilities	250,488	(1,152,887)	(1,118,068)

Net cash provided by operating activities	16,741,102	16,514,657	20,543,466

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of assets	163,568	228,770	51,229
Cash from consolidation of variable interest entities	—	—	443,303
Purchases of property and equipment	(7,366,582)	(6,303,488)	(7,334,486)
Business acquisitions, net of cash acquired	(5,470,767)	(1,273,794)	(272,617)

Net cash used by investing activities	(12,673,781)	(7,348,512)	(7,112,571)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	67,961,360	48,342,521	33,432,820
Principal payments on borrowings	(71,354,733)	(56,971,527)	(48,676,738)
Proceeds from exercise of stock options	—	28,906	579,312

Net cash provided (used) by financing activities	(3,393,373)	(8,600,100)	(14,664,606)

NET CHANGE IN CASH AND CASH EQUIVALENTS	673,948	566,045	(1,233,711)
CASH AND CASH EQUIVALENTS, beginning of year	542,720	1,216,668	1,782,713

CASH AND CASH EQUIVALENTS, end of year	$1,216,668	$1,782,713	$549,002

The accompanying notes are an integral part of these consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003 AND 2004

1.	BASIS OF PRESENTATION:
      The accompanying condensed consolidated financial statements include the accounts of Valley National Gases Incorporated and entities, as of June 30, 2004, required to be consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” (“FIN 46R”) effective March 31, 2004. The term “Valley” as used throughout this document is used to indicate Valley National Gases Incorporated. The term “the Company” as used throughout this document is used to indicate Valley as well as entities required to be consolidated under FIN 46R. Effective with this adoption, Valley has two reportable segments: Valley and Variable Interests Entities (See Note 3).

2.	ORGANIZATION:
      Valley National Gases Incorporated, a Pennsylvania corporation (Valley), produces, packages and resells industrial gases, specialty gases and propane; and resells welding hard goods and equipment. Valley’s gas operations consist primarily of packaging and mixing industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and transporting these cylinders to customers from one of Valley’s 65 distribution or retail locations. In addition, Valley distributes propane to industrial and residential customers. Welding equipment and supplies sales includes welding machines, wire, fluxes and electrodes, as well as a wide variety of supporting equipment. Since Valley was founded, it has completed 70 acquisitions of smaller independent local companies. Valley, through its consolidated subsidiaries, has been in operation since 1958 and currently operates in 11 states.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company balances have been eliminated.
Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents
      For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No collateral or security is provided on these deposits, other than the $100,000 of deposits per financial institution, which is insured by the Federal Deposit Insurance Corporation.
Trade Receivables
      Valley makes estimates of the collectability of its trade receivables on a monthly basis. Management has established an allowance for doubtful accounts to adjust the carrying value of trade receivables to fair value based on an estimate of the amount of trade receivables that are deemed uncollectible. The

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
allowance for doubtful accounts is determined based on historical experience, economic trends and management’s knowledge of significant accounts.
      The roll-forward of the allowance for doubtful accounts for the year ended June 30 was as follows:

	2003	2004

Beginning of the year	$684,898	$814,846
Charges	1,364,672	640,554
Deductions	(1,234,724)	(708,091)

End of the year	$814,846	$747,309

Inventory
      Valley’s inventories are stated at the lower of cost or market cost being determined by the first in, first-out method. Valley writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon its physical condition as well as assumptions about future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required. Estimates of physical losses of inventory are made on a quarterly basis based upon historical results.
      The components of inventory for the year ended June 30 were as follows:

	2003	2004

Hard goods	$7,454,660	$7,300,461
Gases	2,559,049	2,115,414

	$10,013,709	$9,415,875

Cost of Products Sold, Excluding Depreciation
      Cost of products sold principally consists of direct material costs and freight-in for bulk gas purchases and hard goods (welding supplies and equipment, safety products and industrial tools and supplies).
Operating, Distribution and Administrative Expenses
      Operating, distribution and administrative expenses consist of labor and overhead associated with the purchasing, marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting and tax, and facility-related expenses.
Depreciation
      The Company recognizes depreciation expense on all its property, plant and equipment in the consolidated statement of earnings line item “Depreciation”.
Shipping and Handling Fees and Distribution Costs
      The Company recognizes delivery and freight charges to customers as elements of net sales. Costs of third-party freight are recognized as cost of products sold. The majority of the costs associated with the distribution of the Company’s products, which include direct labor and overhead associated with filling, warehousing and delivery by Company vehicles, is reflected in operating, distribution and administrative expenses and amounted to $20,581,000, $21,449,000 and $20,176,000 for the fiscal years ended June 30,

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
2004, 2003 and 2002, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility-related expenses to each operational function. Accordingly, there is no facility-related expense in the distribution costs disclosed above. Depreciation expense associated with the Company’s delivery fleet amounted to $1,179,000, $1,072,000 and $1,159,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively, and is included in depreciation expense.
      Third party freight costs relating to the delivery of products to customers totaled $716,000, $727,000 and $606,000 for the years ended June 30, 2004, 2003 and 2002, respectively, and were classified as operating, distribution and administrative expenses.
      The Company has classified cost of deliveries by its employees and vehicles as operating, distribution and administrative expenses which amounted to $14,916,000, $14,176,000 and $13,228,000 for the years ended June 30, 2004, 2003 and 2002, respectively.
Property, Plant and Equipment
      Valley’s property, plant and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the properties, while leasehold improvements are amortized over the shorter of their useful life or the term of the lease as follows:

Years

Buildings and improvements	10-25
Cylinders	12-30
Equipment other than cylinders	5-7
Transportation equipment	3-7
Furniture fixtures	3-7
      The cost of maintenance and repairs is charged to operations as incurred. Major renewals and betterments that extend the useful life of the asset are capitalized. The costs of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in other income (expense). See Note 14 for information related to property plant and equipment owned by the Variable Interest Entities.
      Effective July 1, 2001, Valley changed its estimate of the useful lives of its delivery vehicles from 3 to 7 years. This change was made to better reflect the estimated periods during which these assets will remain in service and was the result of thorough studies and analyses. The studies considered empirical data obtained from truck manufacturers and other industry experts and experience gained from Valley’s maintenance of a delivery vehicle population of approximately 200 delivery vehicles. The change had the effect of reducing depreciation expense for the year ended June 30, 2002 by approximately $495,000 and increasing net income by $290,000 or $0.03 per diluted share.
Goodwill and Other Intangible Assets
      Intangibles consist of non-competition agreements, goodwill, consulting agreements and deferred loan origination costs. Costs pursuant to non-competition agreements entered into in connection with business acquisitions are amortized over the terms of the arrangements. Annually, or more frequently if needed, goodwill is evaluated for impairment, with any resulting impairment charge reflected as an operating expense. Since each Valley location is an operating segment, management considers goodwill by location compared to actual and expected future results in evaluating impairment. Consulting agreements are entered into with the owners of various businesses acquired by Valley and require such owners to be available to perform services upon Valley’s request. Consulting costs are amortized over the term of the

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
agreement. Deferred loan origination costs are amortized over the term of the related debt using the straight line method.
Valuation of Long-Lived Assets
      Long-lived and intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets are reviewed at least annually at the close of the fiscal year. Determination of recoverability is based on an estimate of discounted or undiscounted future cash flows resulting from the use of the assets and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the assets.
Employee Health Care Benefits Payable
      Valley has self-funded health care benefit programs in place whereby a third party administrator settles and pays incurred claims on an on-going basis. Valley estimates the level of outstanding claims, at any point in time, which amounted to $1.1 million and $0.7 million at June 30, 2003 and 2004, respectively. Included in this estimate are claims incurred but not reported, based upon historical payment patterns, knowledge of individual claims and estimates of health care costs. Valley has stop-loss insurance coverage in place to limit the extent of individual claims. As of July 1, 2003, Valley changed third party administrators which resulted in more timely payment of claims and reduced claim costs. As a result, Valley reduced its accrual by $400,000 at June 30, 2004.
Income Taxes
      Income taxes are accounted for in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”, under which deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the estimated tax rate at the date of reversal. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company estimates and records additional tax expense based on uncertain tax positions taken by the Company within statutory limitations. This estimate is adjusted when tax audits are completed or when the statute of limitations expires on those recorded tax positions.
Segments
      Effective with the adoption of FIN 46R in the third quarter of 2004 and the required consolidation of certain variable interest entities (See Note 1), the Company has two reportable segments: Valley and Variable Interest Entities. Since these are two separate and distinct businesses, the financial information for each company is maintained and managed separately. The results of operations and assets for each of these segments are derived from separate financial reporting systems. All intercompany activity is eliminated in consolidation.
      The Variable Interest Entities reportable segment, including West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp. primarily purchases, develops, sells and/or leases real estate.
      The Valley reportable segment operates 64 retail and distribution locations in 11 states. All locations offer the same core products of packaged gases, welding equipment and supplies. All locations generally

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
sell to the same types of customers such as metal fabrication, construction, general industrial, research and laboratory, hospital and other medical, commercial, agricultural and residential. The Company considers each of the locations to be an operating segment as defined in SFAS No. 131, however, none of these locations individually meet the quantitative thresholds stated in SFAS No. 131 of 10% of revenue (or profits or assets). In addition, these segments are so similar in economic characteristics, long-term gross margin averages, products sold, types of customers, methods of distribution and regulatory environment that these operating segments should be aggregated into one reporting segment.
Earnings Per Share
      Basic earnings per share is computed in accordance with SFAS No. 128, “Earnings Per Share” by dividing net income by the number of weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the number of weighted-average common and common equivalent shares outstanding during the year (See Note 8).
Accounting For Stock-Based Compensation
      Valley has a stock-based compensation plan which is described more fully in Note 11. Valley accounts for this plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issues to Employees”. Under these provisions, stock-based employee compensation cost is not reflected in net income for any year, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.
      If Valley had elected to recognize compensation cost for these stock options based on the fair value method set forth in SFAS No. 123, “Accounting for Stock Based Compensation” Valley’s net earnings and earnings per share would have been the pro forma amounts indicated below:

	2002	2003	2004

Net earnings
As reported	$4,220,834	$236,370	$7,679,859
Deduct: Total stock-based employee compensation expense based on the fair value method for all awards, net of related tax effects	50,436	66,391	84,879

Pro forma	$4,170,398	$169,979	$7,594,980

Earnings per share assuming dilution
As reported	$0.45	$0.03	$0.82
Stock option adjustment	0.01	0.01	0.01

Pro forma	$0.44	$0.02	$0.81

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Comprehensive Income
      Comprehensive income includes net earnings and unrealized gains and losses on derivatives designated and qualified as cash flow hedges.
Major Customers and Concentrations of Credit Risk:
      Valley markets its products to a diverse customer base in unrelated industries and, as such, does not have any significant concentrations of credit risk. No one customer accounted for greater than 10.0% of revenues in 2002, 2003 and 2004.
      Valley purchases industrial gas, welding supplies, and bulk gas from a variety of vendors. Two of those vendors in fiscal year 2004 individually supplied purchases greater than 10.0%, accounting for 18.7% and 13.2%, respectively. Three vendors in fiscal year 2003 individually supplied purchases greater than 10.0%, accounting for 13.0%, 12.2% and 10.2%, respectively. All vendors that exceeded 10.0% supplied gases to the Company.
Revenue Recognition
      Revenue from product sales is recognized upon delivery to the customer when both risk of loss and title has transferred to the customer and collection is assured in accordance with Standard Accounting Bulletin No. 104. In most revenue transactions, Valley delivers the product using owned or leased vehicles or the customer purchases the product at the distribution location. Cylinder lease revenue is deferred when the arrangement is negotiated and recognized into revenue ratably over the terms of the lease. Customer prepayments are recorded as deferred revenue.
Disclosures About Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Cash Equivalents — The carrying amount approximates fair value due to the short maturity of those instruments.

Long-Term Debt — The fair value of long-term debt bearing interest at floating rates is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.
      The estimated fair values of the Company’s financial instruments as of June 30, 2003 and 2004 are as follows:

	As of June 30, 2003		As of June 30, 2004

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and cash equivalents	$1,782,713	$1,782,713	$549,002	$549,002
Debt	$73,558,205	$73,134,100	$64,937,974	$64,179,693
      The fair values and carrying amounts of the Company’s term notes and revolving note are deemed to be approximately equivalent as they bear interest at floating rates, which are based upon current market rates.
      Valley utilizes interest rate swap agreements to reduce the potential impact of increases in interest rates on floating-rate long-term debt. Counterparties to these contracts are major financial institutions.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Valley has established counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. Management believes the risk of incurring losses related to credit risk is remote, and any losses would be immaterial to financial results.
      In accordance with the provisions of SFAS No. 133, as amended, Valley recognizes all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, Valley generally designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (cash flow hedge). In determining effectiveness, Valley considers the notional amount, the basis of the interest rate and the fair market value of the derivative in comparison to Valley’s bank financed debt. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. Changes in the fair value of a derivative that is not designated as a hedge are recorded immediately in earnings. These changes are recorded on a quarterly basis and resulted in a decrease in interest expense of $206,817, $4,711 and $189,630 for fiscal years ended 2002, 2003 and 2004, respectively. At June 30, 2004 and 2003, Valley had interest rate swap agreements outstanding that effectively convert a notional amount of $60.0 million and $55.0 million, respectively, from floating rates to fixed rates. The agreements outstanding at June 30, 2004 mature at various times between December 2004 and January 2006. Valley would have paid $2,107,444 and $5,128,990 to settle its interest rate swap agreements at June 30, 2004 and 2003, respectively, which represents the fair value of these agreements. The carrying value equals the fair value for these contracts at June 30, 2004 and 2003. Fair value was estimated based on the mark-to market value of the contracts, which closely approximates the amount Valley could receive or pay to terminate the agreements at year end.
      Based upon interest rates at June 30, 2004, Valley expects to recognize into earnings in the next 12 months net current liabilities of $247,804 related to outstanding derivative instruments and net losses of $101,984 recorded in accumulated other comprehensive loss, related to the classification of unrealized losses on derivatives that were not designated as cash flow hedges upon the adoption of SFAS No. 133.
New Accounting Standards
      In January 2003, the FASB issued FIN 46. A variable interest entity, or VIE, is one where the contractual or ownership interests in an entity change with changes in the entity’s net asset value. This interpretation requires the consolidation of a VIE by the primary beneficiary, and also requires disclosure about VIEs where an enterprise has a significant variable interest but is not the primary beneficiary. FIN 46 was effective as of the second quarter of fiscal year 2004 for VIEs existing prior to February 1, 2003. The required disclosure provisions of FIN 46 were adopted in fiscal year 2003.
      In December 2003, the FASB issued FIN 46R to further clarify the standard. As required under the most recent deferral, Valley adopted FIN 46R as of March 31, 2004. Valley analyzed FIN 46R and its impact on the financial statements with regard to the put/call agreement as well as related party lease agreements discussed in Note 10 to the financial statements. Valley concluded that the put/call agreement meets the scope exception requirements of FIN 46R for an entity deemed to be a business and therefore was not consolidated at March 31, 2004. In addition, Valley concluded that the related party lease arrangement is a variable interest entity and; therefore, is required to be consolidated with Valley’s financial statements, as of March 31, 2004, pursuant to the common control provision under FIN 46R (See Notes 1 and 14 to the Financial Statements).

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Supplemental Cash Flow Information

	For the Year Ended June 30,

	2002	2003	2004

Cash paid for certain items —
Cash payments for interest	$6,047,593	$6,565,120	$5,698,788
Cash payments for income taxes	81,185	—	820,966
Non-cash financing activity —
Issuance of seller notes	—	855,000	—
Issuance of non-compete agreements	850,000	300,000	—
Issuance of consulting agreement	—	—	150,000
Adjustment of seller notes	—	—	(82,080)
Non-cash investing activity —
Fixed asset purchases	—	—	196,169
Reclassifications
      Certain reclassifications have been made to prior year amounts to conform with the current year presentation. These reclassifications had no effect on reported net earnings.

4.	ACQUISITIONS:
      Valley acquires businesses engaged in the distribution of industrial, medical and specialty gases and related welding supplies and accessories. Acquisitions have been recorded using the purchase method of accounting and, accordingly, results of their operations have been included in Valley’s consolidated financial statements since the effective dates of the respective acquisitions. Valley allocates the purchase price based upon the fair value at the date of acquisition in accordance with SFAS No. 141, “Business Combinations”. Any contingencies are recorded when resolved.
      In August 2002, Valley purchased Gerber’s Propane, Inc. During fiscal 2002, Valley purchased Buckeye Corporation (August 2001), Mansfield Oxygen Corp. (August 2001) and Gas Arc, Inc. (December 2001).
      In connection with these acquisitions, the total purchase price, fair value of assets acquired, cash paid and liabilities assumed for the fiscal years ended June 30 were as follows:

	2002	2003	2004

Cash paid	$5,995,869	$1,054,112	$241,417
Notes issued to sellers	—	855,000	(82,080)
Notes payable and capital leases assumed	391,198	54,045	—
Other liabilities assumed and acquisition costs	850,000	300,000	—

Total purchase price allocated to assets acquired	$7,237,067	$2,263,157	$159,337

      The decrease in goodwill of $211,877 relates to settlement of a dispute related to the final purchase price of prior years acquisitions.
      The following summarized unaudited pro forma results of operations for the fiscal years ended June 30, 2002 and 2003, illustrate the estimated effects of the 2002 and 2003 acquisitions, as if the transactions were consummated as of the beginning of each fiscal year presented. These pro forma results have been prepared for comparable purposes only and do not purport to be indicative of what would have

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	ACQUISITIONS (Continued)
occurred had the acquisitions been made as of the beginning of each fiscal year, or of results which may occur in the future.

	Year Ended June 30,

	2002	2003

Net sales	$146,432,000	$151,272,330
Net earnings before income taxes	7,039,000	335,235
Pro forma net income	4,118,000	205,016
Pro forma diluted earnings per share	$0.44	$0.02

5.	GOODWILL AND OTHER INTANGIBLE ASSETS:
      On July 1, 2001, Valley adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” under which goodwill and other intangible assets with indefinite lives are not amortized. Such intangibles were evaluated for impairment as of July 1, 2001 and no impairment existed. In addition, each year, Valley will evaluate the intangible assets for impairment with any resulting impairment reflected as an operating expense. Since each Valley location is an operating segment, management considers goodwill by location in evaluating impairment. Valley’s intangibles, other than goodwill, are its noncompete agreements, consulting agreements and customer lists, which Valley has assigned definite lives equal to the terms of the agreements. As of June 30, 2004, Valley’s noncompete agreements, consulting agreements and customer lists are summarized as follows:

					Weighted
		Accumulated		Accumulated	Average
	Gross Amount	Amortization	Gross Amount	Amortization	Amortization
	as of	as of	as of	as of	Period
	June 30, 2003	June 30, 2003	June 30, 2004	June 30, 2004	(years)

Non-competition Agreements	$15,223,274	$11,353,282	$10,811,651	$8,528,931	5.2
Consulting agreements	1,163,771	1,148,593	357,411	228,244	3.0
Customer lists	—	—	339,000	39,550	15.0

Total	$16,387,045	$12,501,875	$11,508,062	$8,796,725

      Amortization expense for the years ended June 30, 2002, 2003 and 2004 totaled $2,631,213, $3,201,025 and $1,662,980, respectively. The fiscal year 2003 amortization expense included the write-off of $782,242 related to noncompete agreements that Valley determined to no longer be of value, based upon a review of each individual’s circumstances and the probability of effect on Valley’s performance. Estimated amortization expense for the next five fiscal years is summarized as follows:

Fiscal Year Ending June 30,

2005	$1,108,172
2006	$588,568
2007	$351,068
2008	$309,818
2009	$117,437

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)
      The changes in the carrying amount of goodwill for the year ended June 30, 2004, are as follows:

Balance as of June 30, 2003	$41,209,615
Goodwill acquired and final purchase price adjustments	(211,877)

Balance as of June 30, 2004	$40,997,738

      The changes in the carrying amount of goodwill for the year ended June 30, 2003 are as follows:

Balance as of June 30, 2002	$40,429,733
Goodwill acquired and final purchase price adjustments	779,882

Balance as of June 30, 2003	$41,209,615

6.	LONG-TERM DEBT:
      Long-term debt consists of the following as of June 30:

	2003	2004

Revolving note, interest at LIBOR plus 2.75% and 1.5% as of 2003 and 2004 respectively, payable monthly through June 2009, collateralized by the assets of the Valley	$55,770,000	$55,400,000
Term note, interest at LIBOR plus 2.75% as of 2003, payable monthly through June 2005, collateralized by the assets of Valley	12,000,000	—
Note payable, interest at 6.6% payable annually through October 2003, collateralized by certain assets of Valley	683,075	—
Individuals and corporations, mortgages and notes, interest at 3.75% to 10.0%, payable at various dates through 2010	5,180,189	2,890,371

	73,633,264	58,290,371
Original issue discount	(75,059)	(58,164)
Current maturities	(5,916,423)	(1,105,622)

Total long-term debt before Variable Interest Entities mortgage debt	67,641,782	57,126,585
Total Variable Interest Entities mortgage debt	—	6,705,767
Current maturities	—	(1,546,312)

Total Variable Interest Entities long-term debt	—	5,159,455

Total long-term debt	$67,641,782	$62,286,040

      The prime rate was 4.00% and 4.25% at June 30, 2003 and 2004, respectively. The LIBOR rate was 1.10% and 1.34% at June 30, 2003 and 2004, respectively.
      On June 30, 2003, Valley entered into a third amendment to the second amended and restated credit agreement. This agreement decreased the maximum revolving note borrowings to $68.5 million from the previous maximum of $75.0 million. Certain covenants were also changed. The maturity of the credit agreement at this time remained unchanged at this time.
      On April 30, 2004, Valley entered into an amended credit agreement establishing a $75 million revolving note with a maturity of five years, replacing the previous revolving and term notes. Covenant requirements under the new agreement are not significantly different than under the previous agreement.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	LONG-TERM DEBT (Continued)
      The weighted average interest rate for substantially all of the borrowings under the credit facility, excluding the effect of interest rate swap agreements, was 2.64% as of June 30, 2004. As of June 30, 2004, availability under the revolving loan was approximately $18.0 million, with outstanding borrowings of approximately $55.4 million and outstanding letters of credit of approximately $1.6 million. The credit facility is secured by all of Valley’s assets. The revolving loan is used primarily to fund acquisitions. Valley is not required to make principal payments on outstanding balances of the revolving loan as long as certain covenants are satisfied. Interest is charged on both the term loan and the revolving loan at either the lender’s prime rate or various LIBOR rates, at Valley’s discretion, plus an applicable spread.
      The loan agreement for the credit facility, as amended, contains various financial covenants applicable to Valley, including covenants requiring minimum fixed charge coverage and maximum funded debt to EBITDA. As of June 30, 2004, Valley was in compliance with these covenants and believes that it will continue to be in compliance through at least the next twelve months. (See Note 13)
      The Variable Interest Entities debt, in the amount of $6.7 million, consists primarily of asset-backed mortgages for real estate. This debt has various interest rates ranging from 3.5% to 7.0% and various maturity dates from 2004 to 2016. Certain mortgages are personally guaranteed by Valley’s Chairman, who is the beneficial owner of 75% of Valley’s common stock and also beneficially owns more than 50% of each of these entities.
      The schedule of maturities by segment, as amended for the credit agreement for the next five years and thereafter is as follows as of June 30, 2004:

		Variable
Fiscal Year Ending June 30,	Valley	Interest Entities	Company

2005	$1,105,622	$1,546,312	$2,651,934
2006	762,056	823,812	1,585,868
2007	546,551	806,333	1,352,884
2008	189,580	790,334	979,914
2009	55,534,665	692,194	56,226,859
Thereafter	93,733	2,046,782	2,140,515

Total	$58,232,207	$6,705,767	$64,937,974

7.	PENSION PLANS:
      Valley sponsors a defined contribution pension plan (“401-k”) for employees. All employees are eligible to participate in the 401-k plan after meeting the age and service requirements. Cash contributions to the plan are based on a percentage of employees’ compensation. Pension expense for this plan was $1,049,497, $1,041,352 and $1,232,320, respectively, in fiscal years 2002, 2003 and 2004.
      In fiscal year 2003, Valley changed its contribution to the 401-k plan, eliminating the discretionary profit sharing payment. Under the revised plan, Valley contributed 3% of compensation and matched 50% of voluntary contributions by the participants, up to 4%.
      For fiscal year 2002, Valley also maintained a profit sharing plan for its employees. Profit sharing payments were based on a discretionary amount determined annually by the Board of Directors and were paid as additional cash contributions to the pension plan. In fiscal year 2002, the amount of additional cash contributions distributed to the employees’ pension plan amounted to $54,000.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	EARNINGS PER SHARE:
      Basic earnings per share were computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings per share were computed based on the weighted average number of common shares issued and outstanding plus additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method.

	Year Ended June 30,

	2002	2003	2004

Net earnings available for common stock	$4,220,834	$236,370	$7,679,859

Basic earnings per common share:
Weighted average common shares	9,347,584	9,350,068	9,381,447

Basic earnings per common share	$0.45	$0.03	$0.82

Diluted earnings per common share:
Weighted average common shares	9,347,584	9,350,068	9,381,447
Shares issuable from assumed conversion of common stock equivalents	50,930	42,817	62,639

Weighted average common and common equivalent shares	9,398,514	9,392,885	9,444,086

Diluted earnings per common share	$0.45	$0.03	$0.81

      Options to purchase 154,500, 481,750 and 251,534 shares of common stock were outstanding during fiscal years 2002, 2003 and 2004, respectively, but were not included in the computation of diluted earnings per common share as the options’ exercise price was greater than the average market price of the common stock for the respective periods.

9.	LEASE OBLIGATIONS:
      Valley leases real estate at several locations for use as branch stores and warehouses. Certain equipment is also leased. All of the leases, which are with related and unrelated parties, are classified as operating leases. The lease terms expire at various dates through April 2013, with options to renew for periods of three to five years. The Company’s lease expenses charged to operations were $4,722,281, $5,181,093 and $2,549,678, respectively, in fiscal years 2002, 2003 and 2004. Fiscal 2004 is net of the elimination of $2,774,824 intercompany rent as a result of FIN 46R, “Consolidation of Variable Interest Entities” at March 31, 2004.
      Certain lease agreements contain rent escalation clauses that are generally based on changes in the consumer price index over the escalation term. These leases are accounted for in accordance with SFAS No. 13, SFAS No. 29 and FTB 88-1. Our lease arrangements do not include any step rent provisions, capital improvement funding or significant lease concessions. Leasehold improvements are depreciated over the life of the lease or the useful life of the asset, whichever is shorter, which is consistent with the lease term used to recognize rent expense.
      During fiscal year ended June 30, 2004, Valley entered into agreements to cancel the lease obligations for four properties, three of which Valley had discontinued use of. Under these agreements, Valley paid $700,284 which was included in operating expenses for the year ended June 30, 2004 to cancel the remaining term of leases and the remaining obligations of $2,270,028. In fiscal 2003, Valley terminated its lease for use of an aircraft by buying out the remainder of the lease for $267,029. Valley believes that

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	LEASE OBLIGATIONS (Continued)
these arrangements have not been less favorable than could have been obtained in arms-length transactions with unrelated third parties.
      Minimum future rental payments under noncancelable operating leases for each of the next five fiscal years are as follows:

Fiscal Year Ending June 30,	Real Estate	Equipment	SubTotal	Elimination(1)	Final Total

2005	$2,850,356	$34,150	$2,884,506	$1,968,160	$916,346
2006	2,586,781	26,100	2,612,881	1,944,110	668,771
2007	2,439,580	26,100	2,465,680	1,944,110	521,570
2008	2,328,904	—	2,328,904	1,883,285	445,619
2009	2,132,661	—	2,132,661	1,779,110	353,551

Totals	$12,338,282	$86,350	$12,424,632	$9,518,775	$2,905,857

(1)	Reflects the elimination of intercompany rent as a result of FIN 46R, “Consolidation of Variable Interest Entities” at March 31, 2004.

10.	RELATED PARTY TRANSACTIONS:
      Valley leases buildings and equipment and rents cylinders under operating leases, from related parties, including the sole shareholder prior to Valley’s initial public offering and corporations owned by such sole shareholder and former officers of Valley. Valley concluded that the related party lease agreement entities (“VARIABLE INTEREST ENTITIES”) are required to be consolidated, as of March 31, 2004, pursuant to common control provisions under FIN 46R (See Note 14). These lease agreements have various maturity dates through April 2013. These transactions and balances for the year ended June 30 are summarized as follows:

	2002	2003	2004

Transactions —
Lease of buildings and equipment	$2,259,800	$2,254,345	$2,774,824
Rental of aircraft	85,884	338,599	—
      Valley has entered into a master lease agreement for a significant portion of its operating properties with a related party. The term of this master lease agreement is ten years with annual minimum lease payments of $1,725,192 with renewal options. The master lease agreement has been accounted for as an operating lease in the accompanying consolidated financial statements. During fiscal year ended June 30, 2004, Valley entered into agreements to cancel the lease obligation for three properties that Valley had discontinued use of. Under this agreement, Valley paid $537,258 which was included in operating expenses for the year ended June 30, 2004 to cancel the remaining term of leases and the remaining obligations of $1,979,668. In fiscal 2003, Valley terminated its lease for use of an aircraft by buying out the remainder of the lease for $267,029. Valley believes that these arrangements have not been less favorable than could have been obtained in arms-length transactions with unrelated third parties.
      Pursuant to a Consulting Agreement, Valley retained ADE Vantage, Inc. (“ADE”), a consulting company wholly-owned by Mr. Indelicato, CEO and Vice Chairman of the Board of Directors of Valley, to provide consulting services, including appraisal valuation services used in connection with the adoption of SFAS No. 142. Valley pays Mr. Indelicato a monthly retainer fee of $7,000, reimburses for out-of-pocket expenses, retains ADE for related acquisition services and provides a variable payment for each acquisition completed based on the purchase price and the annual sales of the acquired business. Payments

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	RELATED PARTY TRANSACTIONS (Continued)
to Mr. Indelicato and ADE for fiscal years 2002, 2003 and 2004 totaled $168,982, $155,327 and $220,216 respectively. This agreement has a two year term and was renewed July 1, 2004.

11.	STOCK OPTIONS:
      Valley adopted a stock option plan during fiscal year 1997 (the 1997 Plan). A total of 650,000 shares are authorized and have been reserved for issuance under the 1997 Plan. These options are incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The 1997 Plan is administered by the Nominating and Compensation Committee of the Board of Directors who determines, among other things, those individuals who shall receive options, the time period during which the options may be exercised, the number of shares of common stock that may be purchased under each option, and the option price. All options granted under the Plan have a ten year expiration and vest three years after the grant date.
      The following summarizes the activity under the 1997 Plan:

	Number of Shares	Range of Option Price	Weighted Average

Outstanding, June 30, 2001	347,875	$3.125 – $10.750	$5.26
Granted	40,000	$5.550 – $ 6.850	6.69
Exercised	—	—	—
Cancelled	36,375	$3.125 – $ 8.000	4.40

Outstanding, June 30, 2002	351,500	$3.125 – $10.750	$6.19
Granted	140,000	$5.700 – $ 8.000	7.20
Exercised	9,250	$ 3.125	3.13
Cancelled	500	$10.750	10.75

Outstanding, June 30, 2003	481,750	$3.125 – $10.750	$6.54
Granted	50,000	$ 8.000	8.00
Exercised	107,750	$3.125 – $ 8.00	5.38
Cancelled	5,825	$ 3.75 – $ 6.85	6.85

Outstanding, June 30, 2004	418,175	$3.125 – $10.750	$6.09

		Weighted Average
Options Exercisable at:	Number of Shares	Exercise Price

June 30, 2002	211,700	$7.38
June 30, 2003	244,700	$6.79
June 30, 2004	192,175	$6.73

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	STOCK OPTIONS (Continued)
      The following table summarizes the status of the stock options outstanding and exercisable at June 30, 2004 and June 30, 2003:

Stock Options Outstanding			Stock Options Exercisable

	Number	Weighted Average	Weighted
	Outstanding	Remaining	Average
Exercise Price	as of 6/30/04	Contractual Life	Exercise Price	Shares

$3.125	14,000	5.5	$3.125	14,000
3.750	18,700	6.5	3.750	18,700
5.550	5,000	7.3	—	—
5.625	41,975	4.5	5.625	41,975
5.700	8,000	8.6	—	—
6.200	50,000	8.3	—	—
6.500	2,000	8.1	—	—
6.850	31,000	7.5	—	—
8.000	246,000	6.2	8.000	116,000
10.750	1,500	3.3	10.750	1,500

$7.037	418,175	6.7	$6.734	192,175

Stock Options Outstanding			Stock Options Exercisable

	Number	Weighted Average	Weighted
	Outstanding	Remaining	Average
Exercise Price	as of 6/30/03	Contractual Life	Exercise Price	Shares

$3.125	33,500	6.5	$3.125	33,500
3.750	57,050	7.5	—	—
5.550	5,000	8.3	—	—
5.625	57,200	5.5	5.625	57,200
5.700	8,000	9.6	—	—
6.200	50,000	9.3	—	—
6.500	2,000	9.1	—	—
6.850	35,000	8.5	—	—
8.000	233,000	5.9	8.000	153,000
10.750	1,000	4.3	10.750	1,000

$6.541	481,750	6.7	$6.789	244,700
      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) in October 1995. This statement establishes a fair value based method of financial accounting and related reporting standards for stock-based employee compensation plans. SFAS No. 123 became effective for fiscal year 1997 and provides for adoption in the income statement or through footnote disclosure only. Valley has continued to account for the 1997 Plan under APB No. 25, “Accounting for Stock Issued to Employees”, as permitted by SFAS No. 123.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	STOCK OPTIONS (Continued)
      The fair value of each option grant was estimated on the date of grant using an option pricing model with the following assumptions:

	2002	2003	2004

Risk-Free Interest Rate	4.9%	3.1%	3.8%
Expected Lives	7 years	7 years	7 years
Expected Dividend Yield	0.00%	0.00%	0.00%
Expected Volatility	30.90%	23.72%	22.43%

12.	INCOME TAXES:
      Valley accounts for income taxes in accordance with the provisions of SFAS No. 109. Although there can be no assurance that Valley will generate any earnings or specific level of continuing earnings in future periods, management believes that it is more likely than not that the net deductible differences will reverse during periods when Valley generates sufficient net taxable income.
      The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes follows:

	2002

	Amount	Rate

Federal statutory rate	$2,453,134	34.0%
State taxes, net of federal benefit	432,906	6.0%
Other	108,227	1.5%

Provision for income taxes	$2,994,267	41.5%

	2003

	Amount	Rate

Federal statutory rate	$131,747	34.0%
State taxes, net of federal benefit	17,437	4.5%
Other	1,937	0.5%

Provision for income taxes	$151,121	39.0%

	2004

	Amount	Rate

Federal statutory rate	$4,147,927	34.0%
State taxes, net of federal benefit	617,939	5.0%
Other	(245,939)	(2.0)%

Provision for income taxes	$4,519,927	37.0%

      Based upon the Company’s operating results, permanent differences and tax audit outcomes related to recorded tax exposure, it is reasonably possible our effective income tax rate could vary in the future.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	INCOME TAXES (Continued)
      The provision for income taxes as shown in the accompanying consolidated statement of operations includes the following components for the year ended June 30:

	2002	2003	2004

Current provision —
Federal	$(58,527)	$(1,587,681)	$773,714
State	(12,915)	(233,482)	106,605

Total current provision (benefit)	$(71,442)	$(1,821,163)	$880,319

Deferred provision
Federal provision	$2,605,853	$1,663,381	$3,172,992
State provision	459,856	308,903	466,616

Total deferred provision	3,065,709	1,972,284	3,639,608

Provision for income taxes	$2,994,267	$151,121	$4,519,927

      The components of the deferred tax assets and liabilities recorded in the accompanying consolidated balance sheets at June 30, 2002, 2003 and 2004 were as follows:

	2002	2003	2004

Deferred tax assets	$4,411,130	$5,527,045	$2,346,484
Deferred tax liabilities	(17,464,332)	(20,726,545)	(21,977,647)

Net deferred tax liability	$(13,053,202)	$(15,199,500)	$(19,631,163)

Consisting of —
Basis difference of property	$(17,464,332)	$(20,726,545)	$(22,554,826)
Basis difference of inventory	422,476	270,083	289,686
Derivatives designated as cash flow hedges	1,422,908	1,926,706	789,539
Financial reserves not currently deductible for tax purposes	699,341	2,040,661	1,253,536
Amortization of intangibles	1,324,818	842,932	143,744
Unearned revenue	541,587	446,663	447,158

	$(13,053,202)	$(15,199,500)	$(19,631,163)

13.	COMMITMENTS AND CONTINGENCIES
      Some industrial gases and propane are flammable, explosive products. Serious personal injury and property damage can occur in connection with its transportation, storage, production or use. Valley, in the ordinary course of business, is threatened with or is named as a defendant in various lawsuits which, among other items, seek actual and punitive damages for product liability, personal injury and property damage. Valley maintains liability insurance policies with insurers in such amounts and with such coverages and deductibles as Valley believes is reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect Valley from material expenses related to such personal injury or property damage or that such levels of insurance will continue to be available in the future at economical prices. Management is of the opinion that there are no known claims or known contingent claims that are likely to have a material adverse effect on the results of operations, financial condition or cash flows of Valley.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	COMMITMENTS AND CONTINGENCIES (Continued)
      During fiscal year 2003, Valley incurred charges of $0.5 million related to the severance payments for certain terminated employees as part of Valley’s organization strengthening program. Substantially all of these payments had been made as of June 30, 2004.
      Valley entered into a put/call option agreement in May 1998 with an independent distributor for the purchase of its business. The put option became exercisable in May 2002 and ends in May 2005. The call option becomes exercisable upon expiration of the put option and ends in May 2008. The total purchase price of this acquisition is currently estimated to be $10 million based upon the purchase price calculation stipulated in the agreement, which includes a $1 million non-refundable fee previously paid for this option. Management believes that the carrying value of the option is not impaired, based upon its estimated market value of such independent distributor. Valley could incur a loss when the put option is exercised if the market value of the option at inception is greater than the market value of the option at the date of purchase. Management believes that a material loss is unlikely to occur based upon the historical performance of the independent distributor. In addition, Valley believes that it will have adequate capital resources available to fund this acquisition and be in compliance with it debt covenant requirements at such time that the option is exercised. Valley concluded that the put/call agreement meets the scope exception requirements of FIN 46R for an entity deemed to be a business and was therefore not consolidated at March 31, 2004.
      Valley leases buildings and equipment and rents cylinders from related parties, including the sole shareholder prior to Valley’s initial public offering and corporations owned by such sole shareholder and former officers of Valley. Valley concluded that the related party lease agreement entities (“Variable Interest Entities”) are required to be consolidated, as of March 31, 2004, pursuant to common control provisions under FIN 46R (See Note 14). These lease agreements have various maturity dates through April 2013. For the year ended June 30, 2004, 2003 and 2002 Valley incurred expenses under these leases of $2,774,824, $2,254,345 and $2,259,800 respectively. Valley entered into agreements, during fiscal 2004, to cancel the lease obligations for three properties that Valley had discontinued use of. Under this agreement, Valley paid $537,258 which was included in operating expenses for the year ended June 30, 2004 to cancel the remaining term of leases and the remaining obligations of $1,979,668. This charge was eliminated in the consolidation of the Variable Interest Entities (See Note 9 and 14).
      In September 1991, in connection with the purchase by Valley of certain assets of Praxair, Inc. (Praxair), Valley, Gary E. West and certain of his affiliates entered into a Right of First Refusal Agreement with Praxair. In March 1997, the parties to such agreement entered into an Amended and Restated Right of First Refusal Agreement (the Right of First Refusal Agreement) in connection with Valley’s reorganization. Pursuant to this agreement, if at any time during the term of the agreement Valley wishes to accept a third party offer to purchase all or a material part of the assets of Valley, or Mr. West and his affiliates wish to accept an offer to purchase shares of capital stock of Valley (the Capital Stock) owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of Valley’s issued and outstanding shares of Capital Stock on a fully diluted basis or owning less than 51% of the combined voting power of all outstanding voting securities of Valley, Praxair will have a right of first refusal to match the offer. In addition, in the absence of a third party offer, if (a) Mr. West and his affiliates wish to sell shares of Common Stock which would result in their owning collectively less than 51% or more of Valley’s issued and outstanding shares of Common Stock, (b) Valley wishes to sell all or a material part of its assets, or (c) Valley wishes to issue additional shares or options or securities exercisable or convertible into shares of Common Stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued outstanding shares of Common Stock, then Praxair will have the right to purchase from Mr. West and his

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
13.                        COMMITMENTS AND CONTINGENCIES (Continued)
affiliates up to all of the issued and outstanding shares of Common Stock held by them (but not less than 51% of all of the issued and outstanding shares of Valley’s Common Stock on a fully diluted basis) at the then prevailing market price. If Praxair does purchase shares of Capital Stock from Mr. West and his affiliates as described in this paragraph, then Mr. West and his affiliates will be bound by certain non-compete provisions, as described in the Right of First Refusal Agreement, for a period of three years from such purchase.

14.	VARIABLE INTEREST ENTITIES
      Valley leases buildings and equipment and rents cylinders under operating leases from related parties, collectively referred to as “Variable Interest Entities”, primarily including West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp. The primary activity of these entities is to purchase, develop, sell and/or lease real estate. Valley has historically entered into these leases to preserve its capital to support its growth through acquisition strategy. Valley’s Chairman, who is the beneficial owner of 75% of Valley’s common stock, beneficially owns greater than 50% of each of these entities. These arrangements are supported by a master lease agreement, as well as certain individual lease agreements, that do not contain a bargain purchase option, fixed renewal option or residual value guarantee. Valley has no equity interest in any of the entities included in the Variable Interest Entities. Additionally, the creditors and beneficial interest holders of the entities have no recourse to the general credit of Valley.
      Based upon current interpretation of FIN 46R, in situations where no contractual residual value guarantees exist, a related party lease is presumed to contain an implied residual value guarantee. Therefore, management concluded that these entities collectively represent a variable interest entity under the provisions of FIN 46R. The accounting policies of the Variable Interest Entities are similar to those of Valley including the following:
      The Variable Interest Entities’ debt, in the amount of $6.3 million at June 30, 2004, consists primarily of asset-backed mortgages for real estate. The assets that are collateral for the Variable Interest Entity’s obligations are classified as land and buildings and improvements upon adoption of FIN46 beginning March 31, 2004. The carrying value of these assets totaled $11.4 million at June 30, 2004. This debt has various interest rates ranging from 3.5% to 6.0% and various maturities from 2005 to 2016. Certain mortgages are personally guaranteed by the Chairman of Valley.
Revenue Recognition
      Rental revenue for real estate property, equipment and cylinders is recorded ratably over the life of the agreement.
Property, Plant and Equipment
      Depreciation is computed, primarily, using declining balance methods as well as the straight line method over the estimated useful lives of the properties as follows:

Years

Buildings and improvements	15-40
Equipment	5-10
Furniture and fixtures	7
      Accordingly, as a result of the implied residual value guarantee, Valley is considered the primary beneficiary, and has consolidated the historical balance sheet of the entities as of March 31, 2004, the date

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	VARIABLE INTEREST ENTITIES (Continued)
of adoption of the consolidation provision of FIN 46R. All intercompany balances have been eliminated in consolidation.
      The following table shows the consolidating balance sheet of the Company at June 30, 2004:

	As of June 30, 2004

		Variable
		Interest
	Valley	Entities	Eliminations	Company

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105,699	$443,303	—	$549,002
Accounts receivable, net of allowance for doubtful accounts of $814,846 and $747,309, respectfully	14,726,848	1,544,471	$(1,227,679)	15,043,640
Inventory	9,415,875	—	—	9,415,875
Prepaids and other current assets	873,681	10,000	—	883,681
Deferred tax assets	2,346,484	—	—	2,346,484
Refundable taxes	1,183,324	—	—	1,183,324

Total current assets	28,651,911	1,997,774	(1,227,679)	29,422,006

PROPERTY, PLANT AND EQUIPMENT:
Land	55,000	2,128,176	—	2,183,176
Buildings and improvements	6,330,221	12,199,606	—	18,529,827
Equipment	88,479,962	604,700	—	89,084,662
Transportation equipment	17,912,966	145,549	—	18,058,515
Furniture and fixtures	7,830,225	130,977	—	7,961,202

Total property, plant and equipment	120,608,374	15,209,008	—	135,817,382
Accumulated depreciation	(49,360,206)	(3,788,204)	—	(53,148,410)

Net property, plant and equipment	71,248,168	11,420,804	—	82,668,972

OTHER ASSETS:
Non-compete agreements, consulting agreements and customer lists, net of accumulated amortization of $12,501,875 and $8,796,725, respectively	2,711,337	—	—	2,711,337
Goodwill	40,997,738	—	—	40,997,738
Deposits and other assets	1,523,532	11,457	—	1,534,989

Total other assets	45,232,607	11,457	—	45,244,064

TOTAL ASSETS	$145,132,686	$13,430,035	$(1,227,679)	$157,335,042

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	VARIABLE INTEREST ENTITIES (Continued)

	As of June 30, 2004

		Variable
		Interest
	Valley	Entities	Eliminations	Company

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,105,622	$1,546,312	—	$2,651,934
Bank overdraft	918,046	—	$(250,000)	668,046
Accounts payable	7,982,973	252,220	—	8,235,193
Accrued compensation and employee benefits	3,734,967	—	—	3,734,967
Interest rate derivatives	1,760,338	—	—	1,760,338
Other current liabilities	2,378,582	112,869	—	2,491,451

Total current liabilities	17,880,528	1,911,401	(250,000)	19,541,929
LONG-TERM DEBT, less current maturities	57,126,585	6,137,134	(977,679)	62,286,040
DEFERRED TAX LIABILITIES	21,977,647	—	—	21,977,647
OTHER LONG-TERM LIABILITIES	1,681,696	—	—	1,681,696
INTEREST RATE DERIVATIVES	358,105	—	—	358,105

Total liabilities	99,024,561	8,048,535	(1,227,679)	105,845,417

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN VARIABLE INTEREST ENTITIES	—	—	5,381,500	5,381,500
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share — Authorized, 5,000,000 shares, none Issued or Outstanding	—	—	—	—
Common stock, par value $.001 per share — Authorized, 30,000,000 shares; Issued, 9,620,084 shares, Outstanding; 9,356,834 and 9,464,584 shares, respectively	9,620	3,800	(3,800)	9,620
Paid-in-capital	18,905,761	335,985	(335,985)	18,905,761
Retained earnings	29,668,686	5,041,715	(5,041,715)	29,668,686
Accumulated other comprehensive loss	(1,184,309)	—	—	(1,184,309)
Treasury stock at cost, 263,250 and 155,500 shares, respectively	(1,291,633)	—	—	(1,291,633)

Total stockholders’ equity	46,108,125	5,381,500	(5,381,500)	46,108,125

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$145,132,686	$13,430,035	$(1,227,679)	$157,335,042

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	VARIABLE INTEREST ENTITIES (Continued)
      The following table shows the consolidating income statement of the Company at June 30, 2004:

	For the year ended June 30, 2004

		Variable
		Interest
	Valley	Entities	Eliminations	Company

NET SALES	$154,455,606	$1,046,559	$(1,046,559)	$154,455,606
COSTS AND EXPENSES:
Cost of products sold, excluding depreciation and amortization	71,557,747	—	—	71,557,747
Operating, distribution and administrative	57,930,774	346,819	(1,046,559)	57,231,034
Depreciation	5,713,067	98,076	—	5,811,143
Amortization of intangibles	1,662,980	—	—	1,662,980
(Gain) loss on disposal of assets	(69,783)	295,202	—	225,419

Total costs and expenses	136,934,351	149,693	(1,046,559)	136,037,485

INCOME FROM OPERATIONS	17,521,255	896,866	—	18,418,121

INTEREST EXPENSE	5,579,162	77,904	—	5,657,066

OTHER INCOME/(EXPENSE):
Interest and dividend income	220,147	5,569	—	225,716
Other income (expense)	37,546	55,704	—	93,250

Total other income	257,693	61,273	—	318,966

EARNINGS BEFORE MINORITY INTEREST	12,199,786	880,235	—	13,080,021
MINORITY INTEREST	—	880,235	—	880,235

NET EARNINGS BEFORE TAXES	12,199,786	—	—	12,199,786
PROVISION FOR INCOME TAXES	4,519,927	—	—	4,519,927

NET EARNINGS	$7,679,859	$—	$—	$7,679,859

15.	SEGMENT DATA
      Effective with the adoption of FIN 46R and the required consolidation of certain variable interest entities in the third quarter of 2004 (See Note 1), Valley has two reportable segments: Valley and Variable Interest Entities. Since these are two separate and distinct businesses, the financial information for each company is maintained and managed separately. The results of operations and assets for each of these segments are derived from each company’s financial reporting system. All intercompany activity is eliminated in consolidation.
      The Variable Interest Entities reportable segment, including West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corporation, primarily purchases, develops, sells and/or leases real estate.
      The Valley reportable segment operates 64 retail and distribution locations in 11 states. All locations offer the same core products of packaged gases, welding equipment and supplies. All locations generally sell to the same types of customers such as metal fabrication, construction, general industrial, research and laboratory, hospital and other medical, commercial, agricultural and residential. The Company considers

VALLEY NATIONAL GASES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.                        SEGMENT DATA (Continued)
each of the locations to be an operating segment as defined in SFAS No. 131, however, none of these locations individually meet the quantitative thresholds stated in SFAS No. 131 of 10% of revenue (or profits or assets). In addition, these segments are so similar in economic characteristics, long-term gross margin averages, products sold, types of customers, methods of distribution and regulatory environment that these operating segments should be aggregated into one reporting segment.
      Identifiable assets by reporting segment are as follows at June 30, 2004:

Valley	$145,132,686
Variable Interest Entities	12,202,356

Total assets	$157,335,042

16.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

	Quarter Ended

	September 30	December 31	March 31	June 30(1)(2)

	(In Thousands)
Fiscal 2004 —
Net sales	$32,435	$39,120	$47,926	$34,975
Income from operations	2,409	4,815	7,556	3,638
Net earnings	614	2,087	3,766	1,213
Basic earnings per share	0.07	0.22	0.40	0.13
Diluted earnings per share	0.07	0.22	0.40	0.12
Fiscal 2003 —
Net sales	$33,453	$38,676	$45,819	$33,284
Income (loss) from operations	2,190	3,604	5,278	(4,280)
Net earnings (loss)	104	1,387	2,174	(3,429)
Basic earnings (loss) per share	0.01	0.15	0.23	(0.36)
Diluted earnings (loss) per share	0.01	0.15	0.23	(0.36)

(1)	Fiscal year 2003 includes the effect of charges associated with the Company’s repositioning initiatives of $5.3 million of which $1.4 million was associated with disposal of slow-moving inventory, $.7 million related to changes in medical accrual, $2.1 million related to severance, benefit and lease expense and the remaining $1.1 million related to the write-off of non-compete agreements and accelerated depreciation for certain assets. $4.7 million of these charges were reflected in fourth quarter earnings.

(2)	Fiscal year 2004 operating and administrative expenses for the three months and twelve months ended June 30, 2004 include a reduction of $0.8 million in rent expense, partially offset by other expenses, as a result of consolidating under FIN 46R, Variable Interest Entities owned by a related party that leases properties to Valley as of March 31, 2004.

VALLEY NATIONAL GASES INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2004	March 31, 2005

	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$549,002	$728,720
Accounts receivable, net of allowance for doubtful accounts of $747,309 and $872,822, respectively	15,043,640	20,455,945
Inventory	9,415,875	9,107,803
Prepaids and other current assets	883,681	1,509,666
Deferred tax assets	2,346,484	2,019,241
Refundable taxes	1,183,324	—

Total current assets	29,422,006	33,821,375

PROPERTY, PLANT AND EQUIPMENT:
Land	2,183,176	1,882,195
Buildings and improvements	18,529,827	19,659,255
Equipment	89,084,662	92,446,947
Transportation equipment	18,058,515	19,138,172
Furniture and fixtures	7,961,202	8,458,026

Total property, plant and equipment	135,817,382	141,584,595
Accumulated depreciation	(53,148,410)	(56,130,623)

Net property, plant and equipment	82,668,972	85,453,972

OTHER ASSETS:
Non-compete agreements, consulting agreements and customer lists, net of accumulated amortization of $8,796,725 and $9,661,921, respectively	2,711,337	1,846,141
Goodwill	40,997,738	40,997,738
Deposits and other assets	1,534,989	1,498,342

Total other assets	45,244,064	44,342,221

TOTAL ASSETS	$157,335,042	$163,617,568

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,651,934	$2,851,628
Bank overdraft	668,046	—
Accounts payable	8,235,193	8,822,209
Accrued compensation and employee benefits	3,734,967	4,476,275
Interest rate derivatives	1,760,338	499,284
Other current liabilities	2,491,451	4,939,644

Total current liabilities	19,541,929	21,589,040
LONG-TERM DEBT, less current maturities	62,286,040	54,011,366
DEFERRED TAX LIABILITIES	21,977,647	23,692,401
OTHER LONG-TERM LIABILITIES	1,681,696	1,473,755
INTEREST RATE DERIVATIVES	358,105	10,599

Total liabilities	105,845,417	100,777,161
MINORITY INTEREST IN VARIABLE INTEREST ENTITIES	5,381,500	5,020,561
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, par value, $.01 per share — Authorized, 5,000,000 shares, none Issued or Outstanding	—	—
Common stock, par value, $.001 per share — Authorized, 30,000,000 shares; Issued, 9,620,084 shares; Outstanding, 9,464,584 and 9,565,499 shares, respectively	9,620	9,620
Paid-in-capital	18,905,761	19,134,734
Retained earnings	29,668,686	39,410,968
Accumulated other comprehensive loss	(1,184,309)	(282,447)
Treasury stock at cost, 155,500 and 54,585 shares, respectively	(1,291,633)	(453,029)

Total stockholders’ equity	46,108,125	57,819,846

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$157,335,042	$163,617,568

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	March 31,

	2004	2005

	(Unaudited)
NET SALES	$119,480,921	$129,892,135
COSTS AND EXPENSES:
Cost of products sold, excluding depreciation	55,916,928	60,859,258
Operating, distribution and administrative	43,146,367	42,373,432
Depreciation	4,284,204	4,956,534
Amortization of intangibles	1,297,015	865,280
Loss on disposal of assets	56,175	120,310

Total costs and expenses	104,700,689	109,174,814

INCOME FROM OPERATIONS	14,780,232	20,717,321

INTEREST EXPENSE	4,365,396	3,352,621
OTHER INCOME, NET	185,345	341,055

EARNINGS BEFORE MINORITY INTEREST	10,600,181	17,705,755
MINORITY INTEREST	—	712,445

NET EARNINGS BEFORE TAXES	10,600,181	16,993,310
PROVISION FOR INCOME TAXES	4,134,071	6,397,100

NET EARNINGS	$6,466,110	$10,596,210

BASIC EARNINGS PER SHARE	$0.69	$1.12
DILUTED EARNINGS PER SHARE	$0.69	$1.10
WEIGHTED AVERAGE SHARES:
Basic	9,363,970	9,489,221
Diluted	9,415,413	9,652,974
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the periods ended June 30, 2004 and March 31, 2005

						Accumulated
	Common Stock		Treasury Stock			Other		Total
					Paid-in-	Comprehensive	Retained	Stockholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Loss	Earnings	Equity	Income

BALANCE, June 30, 2003	9,620,084	$9,620	263,250	$(2,186,561)	$19,221,378	$(2,890,059)	$21,988,827	$36,143,205	$(519,327)
Net earnings	—	—	—	—	—	—	7,679,859	7,679,859	$7,679,859
Exercise of stock options	—	—	(107,750)	894,928	(315,617)	—	—	579,311	—
Unrealized gains on derivatives designated and qualified as cash flow hedges, net of tax provision of $1,071,568	—	—	—	—	—	1,620,535	—	1,620,535	1,620,535
Reclassification of unrealized gains on derivatives, net of tax provision of $56,810	—	—	—	—	—	85,215	—	85,215	85,215

BALANCE, June 30, 2004	9,620,084	$9,620	155,500	$(1,291,633)	$18,905,761	$(1,184,309)	$29,668,686	$46,108,125	$9,385,609

	(Unaudited)
Net earnings	—	—	—	—	—	—	10,596,210	10,596,210	10,596,210
Dividend paid	—	—	—	—	—	—	(853,928)	(853,928)	—
Exercise of stock options	—	—	(100,915)	838,604	(137,330)	—	—	701,274	—
Tax benefit from exercise of stock options	—	—	—	—	366,303	—	—	366,303	—
Unrealized gains on derivatives designated and qualified as cash flow hedges, net of tax provision of $565,674	—	—	—	—	—	848,511	—	848,511	848,511
Reclassification of unrealized gains on derivatives, net of tax provision of $35,567	—	—	—	—	—	53,351	—	53,351	53,351

BALANCE, March 31, 2005	9,620,084	$9,620	54,585	$(453,029)	$19,134,734	$(282,447)	$39,410,968	$57,819,846	$11,498,072

The accompanying notes are an integral part of these unaudited consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	March 31,

	2004	2005

	(Unaudited)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$15,324,983	$17,991,620

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of assets	46,229	66,340
Cash from consolidation of variable interest entities	688,346	—
Purchases of property and equipment	(5,795,165)	(7,804,683)

Net cash used in investing activities	(5,060,590)	(7,738,343)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	32,464,315	41,390,743
Principal payments on loans	(41,989,266)	(49,465,723)
Repayment of bank overdraft	—	(668,046)
Dividend paid	—	(853,928)
Exercise of stock options	256,875	701,274
Variable interest entity distribution	—	(1,177,879)

Net cash used in financing activities	(9,268,076)	(10,073,559)

NET CHANGE IN CASH AND CASH EQUIVALENTS	996,317	179,718
CASH AND CASH EQUIVALENTS, beginning of period	1,782,713	549,002

CASH AND CASH EQUIVALENTS, end of period	$2,779,030	$728,720

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION:
      The accompanying condensed consolidated financial statements include the accounts of Valley National Gases Incorporated and wholly-owned subsidiaries and entities required to be consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” (“FIN 46R”) effective March 31, 2004. The term “Valley” as used throughout this document is used to indicate Valley National Gases Incorporated and wholly-owned subsidiaries. The term “the Company” as used throughout this document is used to indicate Valley as well as entities required to be consolidated under FIN 46R. Effective with this adoption, the Company has two reportable segments: Valley and Variable Interests Entities.
      The condensed consolidated financial statements of the Company presented herein are unaudited. Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Although the Company believes that all adjustments, consisting of normal recurring adjustments and adjustments required upon adoption of FIN 46R, necessary for a fair presentation have been made, interim periods are not necessarily indicative of the financial results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included or incorporated by reference in the Company’s audited consolidated financial statements for the year ended June 30, 2004.

2.	ORGANIZATION:
      Valley produces, packages and resells industrial gases, specialty gases and propane; and resells welding hard goods and equipment. Valley’s gas operations consist primarily of packaging and mixing industrial, medical and specialty gases, such as oxygen, nitrogen and argon, in pressurized cylinders and transporting these cylinders to customers from one of Valley’s 63 distribution locations. In addition, Valley distributes propane to industrial and residential customers. Welding equipment and supplies sales include welding machines, wire, fluxes and electrodes, as well as a wide variety of supporting equipment. Valley, through its consolidated subsidiaries has been in operation since 1958 and currently operates in 11 states.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      The Company’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Certain of these accounting principles are more critical than others in gaining an understanding of the basis upon which the Company’s financial statements have been prepared. A comprehensive review of these policies is contained in the Company’s 2004 Annual Report on Form 10-K filed on September 29, 2004. There have been no significant changes in these policies or the application thereof during the first nine months of fiscal 2005.
Trade Receivables
      Valley makes estimates of the collectability of its trade receivables on a monthly basis. Management has established an allowance for doubtful accounts to adjust the carrying value of trade receivables to fair value based on an estimate of the amount of trade receivables that are deemed uncollectible. The allowance for doubtful accounts is determined based on historical experience, economic trends and management’s knowledge of significant accounts.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
      The roll-forward of the allowance for doubtful accounts as of March 31 is as follows:

	2004	2005

Beginning of the year	$814,846	$747,309
Charges	519,192	499,525
Deductions	(549,319)	(374,012)

March 31	$784,719	$872,822

Inventory
      Inventory is carried at the lower of cost or market, cost being determined by the first-in, first-out method. Valley estimates reserves for product loss and obsolete inventory on a quarterly basis. Inventory amounts are removed from inventory on a first in first out basis.
      The components of inventory are as follows:

	June 30, 2004	March 31, 2005

Hard goods	$7,530,414	$7,295,447
Gases	2,239,543	2,519,855
Reserves	(354,082)	(707,499)

	$9,415,875	$9,107,803

Cost of Products Sold, Excluding Depreciation
      Cost of products sold principally consists of direct material costs and freight-in for bulk gas purchases and hard goods (welding supplies and equipment, safety products and industrial tools and supplies).
Operating, Distribution and Administrative Expenses
      Operating, distribution and administrative expenses consist of labor and overhead associated with the purchasing, marketing and distribution of the Company’s products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting and tax, and facility-related expenses.
Depreciation
      The Company recognizes depreciation expense on all its property, plant and equipment in the consolidated statement of operations line item “Depreciation”.
Shipping and Handling Fees and Distribution Costs
      The Company recognizes delivery and freight charges to customers as elements of net sales. Costs of third-party freight are recognized as cost of products sold. The majority of the costs associated with the distribution of the Company’s products, which include direct labor and overhead associated with filling, warehousing and delivery by Company vehicles, is reflected in operating, distribution and administrative expenses and amounted to $16,271,000 and $15,614,000 for the nine months ended March 31, 2005 and 2004, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility-related expenses to each operational function. Accordingly, there is no facility-related expense in the distribution costs disclosed above. Depreciation expense associated with the Company’s

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
delivery fleet amounted to $1,092,000 and $720,000 for the nine months ended March 31, 2005 and 2004, respectively, and is included in depreciation expense.
      Third party freight costs relating to the delivery of products to customers totaled $422,391 and $529,389 for the nine months ended March 2005 and 2004, respectively, and were classified as operating, distribution and administrative expenses.
      The Company has classified cost of deliveries by its employees and vehicles as operating, distribution and administrative expense which amounted to $11,829,000 and $11,088,000 for the nine months ended March 2005 and 2004, respectively.
Accounting for Stock-based Compensation
      Valley has a stock-based compensation plan. Valley accounts for this plan under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under these provisions, stock-based employee compensation cost is not reflected in net income for any year, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.
      The Company continues to account for stock option grants under APB Opinion No. 25, and has not elected to expense these options. If Valley had elected to recognize compensation cost for these stock options based on the fair value method set forth in Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”, Valley’s net earnings and earnings per share would have been the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2004	2005	2004	2005

Net earnings
As reported	$3,765,500	$5,539,778	$6,466,110	$10,596,210
Deduct: Total stock-based employee compensation expense based on the fair value method for all awards, net of related tax effects	20,514	19,581	63,940	62,253

Pro forma	$3,744,986	$5,520,197	$6,402,170	$10,533,957

Earnings per share assuming dilution
As reported	$0.40	$0.57	$0.69	$1.10
Pro forma	$0.40	$0.57	$0.68	$1.09
Income Taxes
      Income taxes are accounted for in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”, under which deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the estimated tax rate at the date of reversal. These differences are classified as current or non-current based upon the classification of the related asset or liability. For temporary differences that are not related to an asset or liability, classification is based upon the expected reversal date of the temporary difference. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No valuation allowances were required for the deferred tax assets as of March 31, 2005 and June 30, 2004. The Company estimates and records additional tax expense based on uncertain tax

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
3.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
positions taken by the Company within statutory limitations. This estimate is adjusted when tax audits are completed or when the statute of limitations expires on those recorded tax positions.
Variable Interest Entities
      The Company leases buildings and equipment and rents cylinders from West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., entities that are engaged primarily in the purchase, development, sale and/or lease of real estate and that are controlled by Gary E. West, our Chairman and principal shareholder. Under Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” (“FIN 46R”) effective March 31, 2004, we consolidated the financial statements of these related entities.
New Accounting Standards
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs,” that requires that items such as idle facility expense, excessive spoilage, double freight and handling costs be recognized as current period charges. In addition, it requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard will be effective in fiscal years beginning after June 2006. We do not anticipate any significant charge or expense from the adoption of this standard.
      In December 2004, the FASB issued Staff Position No. 109-1 providing guidance on accounting for the manufacturing tax deduction provided for in the American Jobs Creation Act of 2004. The staff position calls for the tax deduction to be accounted for as a special deduction, beginning with our 2006 tax year. The adoption of this position is not expected to materially affect our financial statements.
      In December 2004, the FASB issued SFAS No. 123R, “Share Based Payments” (SFAS No. 123R), and in March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 SAB 107 regarding the SEC Staff’s interpretation of SFAS No. 123R. SAB 107 provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. This standard requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based upon the grant-date fair value. We will be required to record this expense beginning in the first quarter of fiscal year 2006 and are currently evaluating the impact on our financial statements.
      In December 2004, the FASB issued FSP FIN 46R-5, “Implicit Variable Interests under FASB Interpretation No. 46” to further clarify the accounting for implied variable interest entities. This Staff position had no effect on the Company’s financial statements at March 31, 2005.
      In February 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-10 “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” This statement clarifies the aggregation criteria of operating segments as defined in SFAS No. 131. The effective date of this statement is not yet determined, but likely to occur in 2005. We believe that our current segment reporting complies with EITF No. 04-10 and anticipate no significant changes upon adoption.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Supplemental Cash Flow Information

	For the Nine Months
	Ended March 31,

	2004	2005

Non-cash financing activity —
Adjustment of seller notes and fixed assets	$(82,080)	$—
Non-cash investing activity —
Fixed asset purchases in accounts payable	291,199	685,494

4.	GOODWILL AND INTANGIBLE ASSETS:
      On July 1, 2001, Valley adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” under which goodwill and other intangible assets with indefinite lives are not amortized. Each year, at June 30, Valley evaluates the intangible assets for impairment with any resulting impairment reflected as an operating expense. Valley’s intangibles, other than goodwill, consist of noncompete agreements, consulting agreements and customer lists for which Valley has assigned definite lives equal to the terms of the agreements. As of June 30, 2004 and March 31, 2005, Valley’s noncompete agreements, consulting agreements and customer lists are summarized as follows:

				Accumulated	Weighted
	Gross	Accumulated		Amortization	Average
	Amount	Amortization	Gross Amount	as of	Amortization
	as of	as of	as of	March 31,	Period
	June 30, 2004	June 30, 2004	March 31, 2005	2005	(years)

Non-competition agreements	$10,811,651	$8,528,931	$10,811,651	$9,339,677	5.2
Consulting agreements	357,411	228,244	357,411	265,744	3.0
Customer lists	339,000	39,550	339,000	56,500	15.0

Total	$11,508,062	$8,796,725	$11,508,062	$9,661,921

      Amortization expense for the nine months ended March 31, 2005 and 2004 totaled $865,196, and $1,297,015 respectively. Estimated amortization expense for the remainder of fiscal 2005 as of March 31, 2005 and the next five fiscal years is summarized as follows:

Fiscal year Ending June 30,

Remainder of 2005	$242,975
2006	$588,568
2007	$351,068
2008	$309,818
2009	$117,437
2010	$54,067

5.	EARNINGS PER SHARE:
      Basic earnings per share were computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Diluted earnings per share were computed based on the

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5.                       EARNINGS PER SHARE (Continued)
weighted average number of common shares issued and outstanding plus additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2004	2005	2004	2005

Net earnings available for common stock	$3,765,500	$5,539,778	$6,466,110	$10,596,210

Basic earnings per common share:
Weighted average common shares	9,378,400	9,492,746	9,363,970	9,489,221

Basic earnings per common share	$0.40	$0.58	$0.69	$1.12

Diluted earnings per common share:
Weighted average common shares	9,378,400	9,492,746	9,363,970	9,489,221
Shares issuable from assumed conversion of common stock equivalents	84,585	182,229	51,443	163,753

Weighted average common and common equivalent shares	9,462,985	9,674,975	9,415,413	9,652,974

Diluted earnings per common share	$0.40	$0.57	$0.69	$1.10

      Stock options to purchase 12,920 shares of common stock for the nine months ended March 31, 2005 were excluded from the diluted net income per share calculation because their effect would be anti-dilutive. No such shares were excluded for the three months ended March 31, 2005. For the quarter and nine months ended March 31, 2004, options to purchase 1,500 and 278,416 shares, respectfully, were excluded because their effect would have been anti-dilutive.

6.	LEASE OBLIGATIONS:
      Valley leases real estate at several locations for use as branch stores and warehouses. Certain equipment is also leased. All of the leases, which are with related and unrelated parties, are classified as operating leases. The lease terms expire at various dates through April 2013, with options to renew for periods of three to five years.
      Certain lease agreements contain rent escalation clauses that are generally based on changes in the consumer price index over the escalation term. These leases are accounted for in accordance with SFAS No. 29, “Contingent Rentals.” During the three months and nine months ended March 31, 2005 we evaluated these leases and recorded a charge of $31,000 to straight-line estimated total lease expense including escalation clauses. Our lease arrangements do not include any step rent provisions, capital improvement funding or significant lease concessions. Leasehold improvements are depreciated over the life of the lease or the useful life of the asset, whichever is shorter, which is consistent with the lease term used to recognize rent expense.
      The Company renewed certain lease arrangements during the first nine months of fiscal year 2005. Minimum future rental payments under non-cancelable operating leases, including consideration of

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	LEASE OBLIGATIONS (Continued)
expected renewals at estimated payment amounts based on average increases over the last three years, for the remainder of fiscal year 2005 and each of the next five fiscal years are as follows:

Fiscal year ending June 30,	Real Estate	Equipment	SubTotal	Elimination (1)	Final Total

Remainder of 2005	$841,509	$12,675	$854,184	$496,581	$357,603
2006	3,315,096	26,100	3,341,196	2,012,110	1,329,086
2007	3,397,974	26,100	3,424,074	2,062,413	1,361,661
2008	3,482,923	—	3,482,923	2,113,973	1,368,950
2009	3,569,996	—	3,569,996	2,166,822	1,403,174
2010	3,659,246	—	3,659,246	2,220,993	1,438,253

Totals	$18,266,744	$64,875	$18,331,619	$11,072,892	$7,258,727

(1)	Reflects the elimination of intercompany rent of the Variable Interest Entities.

7.	COMMITMENTS AND CONTINGENCIES:
      Some industrial gases and propane are flammable, explosive products. Serious personal injury and property damage can occur in connection with their transportation, storage, production or use. Valley and its subsidiaries, in the ordinary course of business, are threatened with and are subject to claims and are named as defendants in various lawsuits typical of those filed against employers, commercial property owners, welding equipment and supply distributors, manufacturers of specialty gases and distributors of specialty gases and propane which, among other items, seek actual and punitive damages for product liability, personal injury and property damage. In some cases, claimants seek attorney fees in addition to actual and punitive damages. Valley always incurs costs in the handling of claims. Management and employees time is taken up and frequently there are out-of-pocket expenses which are not recoverable or reimbursed by insurance. Valley maintains liability and other insurance coverage against such claims in such amounts and deductibles as Valley believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect Valley from material expenses related to such liability and claims or that such levels of insurance will continue to be available in the future at economical prices. The Company accrues for estimated losses in accordance with SFAS No. 5, “Contingencies.” Management is of the opinion that the resolution of these claims and lawsuits will not have a material adverse effect on the results of operations, financial condition or cash flows of Valley.
      Valley entered into an option agreement in May 1998 with an independent distributor for the purchase of its business. The agreement provides the distributor the option to sell its business to Valley commencing in May 2002 and ending in May 2005 and provides Valley the option to purchase the business from the distributor commencing in June 2005 and ending in May 2008. Valley estimates the purchase price for the distributor’s business at $11.4 million based upon the purchase price calculation stipulated in the agreement. Of this purchase price, Valley paid $1 million for the option when the agreement was signed, and has recorded this payment in its consolidated balance sheet at March 31, 2005 and June 30, 2004, as a long-term asset. Management believes that the carrying value of the option is not impaired, based upon its estimate of the market value of the independent distributor. Management believes that the purchase price formula per the agreement has resulted in a purchase price that approximates fair value when the agreement was executed as well as over the term of the agreement. As a result, no fair market value adjustments have been required. Management estimates it is more likely than not that the put or the call option will be exercised. Management will continue to assess the valuation of this long-term asset as facts and circumstances change, or at least on an interim basis. Valley could incur a loss if the

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	COMMITMENTS AND CONTINGENCIES (Continued)
market value of the put option declines or if it is determined that the acquisition will not be completed. Management believes that a material loss is unlikely to occur based upon the historical performance of the independent distributor. In addition, Valley believes that if and when the option is exercised, it will have adequate capital resources available to fund this acquisition and that it will continue to be in compliance with its debt covenant requirements. Valley concluded that the put/call agreement meets the scope exception requirements of FIN 46R for an entity deemed to be a business and therefore was not consolidated at March 31, 2005 upon adoption of the new standard. (See Note 10).
      Valley leases buildings and equipment and rents cylinders from related parties, including the sole shareholder prior to Valley’s initial public offering and corporations owned by such sole shareholder and former officers of Valley. Valley concluded that the related party lease agreement entities (“Variable Interest Entities”) were required to be consolidated, as of March 31, 2004, pursuant to common control provisions under FIN 46R (See Note 8). These lease agreements have various maturity dates through April 2013.
      In September 1991, in connection with the purchase by Valley of certain assets of Praxair, Inc. (Praxair), Valley, Gary E. West and certain of his affiliates entered into a Right of First Refusal Agreement with Praxair. In March 1997, the parties to such agreement entered into an Amended and Restated Right of First Refusal Agreement (the Right of First Refusal Agreement) in connection with Valley’s reorganization. Pursuant to this agreement, if at any time during the term of the agreement Valley wishes to accept a third party offer to purchase all or a material part of the assets of Valley, or Mr. West and his affiliates wish to accept an offer to purchase shares of capital stock of Valley (the Capital Stock) owned by them in a transaction that would result in Mr. West and his affiliates collectively owning less than 51% of Valley’s issued and outstanding shares of Capital Stock on a fully diluted basis or owning less than 51% of the combined voting power of all outstanding voting securities of Valley, Praxair will have a right of first refusal to match the offer. In addition, in the absence of a third party offer, if (a) Mr. West and his affiliates wish to sell shares of Common Stock which would result in their owning collectively less than 51% or more of Valley’s issued and outstanding shares of Common Stock, (b) Valley wishes to sell all or a material part of its assets, or (c) Valley wishes to issue additional shares or options or securities exercisable or convertible into shares of Common Stock, pursuant to employee stock options, a public offering, private placement, merger, share exchange or otherwise, which in the aggregate on a fully diluted basis would result in Mr. West and his affiliates collectively owning less than 51% of all the issued outstanding shares of Common Stock, then Praxair will have the right to purchase from Mr. West and his affiliates up to all of the issued and outstanding shares of Common Stock held by them (but not less than 51% of all of the issued and outstanding shares of Valley’s Common Stock on a fully diluted basis) at the then prevailing market price. If Praxair does purchase shares of Capital Stock from Mr. West and his affiliates as described in this paragraph, then Mr. West and his affiliates will be bound by certain non-compete provisions, as described in the Right of First Refusal Agreement, for a period of three years from such purchase.

8.	VARIABLE INTEREST ENTITIES:
      Valley leases buildings and equipment and rents cylinders under operating leases from related parties, collectively referred to as “Variable Interest Entities.” These entities include West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp. The primary activity of these entities is to purchase, develop, sell and/or lease real estate. Valley has historically entered into these leases with these related parties to preserve its capital to support its strategy of growing through acquisitions. Valley’s Chairman, who is the beneficial owner of 75% of Valley’s common stock, beneficially owns greater than 50% of each of these entities. These arrangements are supported by a master

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)
lease agreement, as well as certain individual lease agreements, that do not contain a bargain purchase option, fixed renewal option or residual value guarantee. Valley has no equity interest in any of the entities included in the Variable Interest Entities. Additionally, the creditors and beneficial interest holders of the entities have no recourse to the general credit of Valley.
      Based upon current interpretation of FSP FIN 46R-5, in situations where no contractual residual value guarantees exist, a related party lease is presumed to contain an implied residual value guarantee. Therefore, as a result of the implied residual value guarantee, Valley is considered the primary beneficiary of the related party lease agreements, and management concluded that these entities collectively represent a variable interest entity under the provisions of FIN 46R. Accordingly, Valley has consolidated the historical balance sheet of the entities as of March 31, 2004, the date of adoption of the consolidation provision of FIN 46R. All intercompany balances have been eliminated in consolidation.
      The Variable Interest Entities’ debt, in the amount of $8.3 million at March 31, 2005, consists primarily of asset-backed mortgages for real estate. The assets that are collateral for the variable interest entity’s obligations are classified as land and buildings and improvements upon adoption of FIN 46R beginning March 31, 2005. The carrying value of these assets totaled $5,477,000 as of March 31, 2005. This debt has various interest rates ranging from 3.5% to 6.0% and various maturities from 2005 to 2016. Certain mortgages are personally guaranteed by the Chairman of Valley.

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)
      The following table shows the consolidating balance sheet of the Company at March 31, 2005:

	As of March 31, 2005

		Variable
		Interest
		Entities
	Valley Segment	Segment	Eliminations	Company

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$293,848	$434,872	—	$728,720
Accounts receivable, net of allowance for doubtful accounts of $872,822	20,208,909	364,732	$(117,696)	20,455,945
Inventory	9,107,803	—	—	9,107,803
Prepaids and other current assets	1,499,666	10,000	—	1,509,666
Deferred tax assets	2,019,241	—	—	2,019,241

Total current assets	33,129,467	809,604	(117,696)	33,821,375

PROPERTY, PLANT AND EQUIPMENT:
Land	55,000	1,827,195	—	1,882,195
Buildings and improvements	7,272,571	12,386,684	—	19,659,255
Equipment	91,895,916	551,031	—	92,446,947
Transportation equipment	18,964,923	173,249	—	19,138,172
Furniture and fixtures	8,291,773	166,253	—	8,458,026

Total property, plant and equipment	126,480,183	15,104,412	—	141,584,595
Accumulated depreciation	(52,451,311)	(3,679,312)	—	(56,130,623)

Net property, plant and equipment	74,028,872	11,425,100	—	85,453,972

OTHER ASSETS:
Non-compete agreements, consulting agreements and customer lists, net of accumulated amortization of $9,661,921	1,846,141	—	—	1,846,141
Goodwill	40,997,738	—	—	40,997,738
Deposits and other assets	1,486,884	11,458	—	1,498,342

Total other assets	44,330,763	11,458	—	44,342,221

TOTAL ASSETS	$151,489,102	$12,246,162	$(117,696)	$163,617,568

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)

	As of March 31, 2005

		Variable
		Interest
		Entities
	Valley Segment	Segment	Eliminations	Company

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$783,859	$2,067,769	—	$2,851,628
Accounts payable	8,538,843	283,366	—	8,822,209
Accrued compensation and employee benefits	4,476,275	—	—	4,476,275
Interest rate derivatives	499,284	—	—	499,284
Other current liabilities	4,539,676	517,664	$(117,696)	4,939,644

Total current liabilities	18,837,937	2,868,799	(117,696)	21,589,040
LONG-TERM DEBT, less current maturities	49,654,564	4,356,802	—	54,011,366
DEFERRED TAX LIABILITIES	23,692,401	—	—	23,692,401
OTHER LONG-TERM LIABILITIES	1,473,755	—	—	1,473,755
INTEREST RATE DERIVATIVES	10,599	—	—	10,599

Total liabilities	93,669,256	7,225,601	(117,696)	100,777,161

MINORITY INTEREST IN VARIABLE INTEREST ENTITIES	—	—	5,020,561	5,020,561
COMMITMENTS AND CONTINGENCIES	—	—	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, par value, $.01 per share — Authorized, 5,000,000 shares, none Issued or Outstanding	—	—	—	—
Common stock, par value, $.001 per share — Authorized, 30,000,000 shares; Issued, 9,620,084 shares; Outstanding, 9,496,349 shares	9,620	3,800	(3,800)	9,620
Paid-in-capital	19,134,734	335,985	(335,985)	19,134,734
Retained earnings	39,410,968	4,680,776	(4,680,776)	39,410,968
Accumulated other comprehensive loss	(282,447)	—	—	(282,447)
Treasury stock at cost, 54,585 shares	(453,029)	—	—	(453,029)

Total stockholders’ equity	57,819,846	5,020,561	(5,020,561)	57,819,846

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$151,489,102	$12,246,162	$(117,696)	$163,617,568

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)
      The following table shows the consolidating balance sheet of the Company at June 30, 2004:

	As of June 30, 2004

		Variable
		Interest
		Entities
	Valley Segment	Segment	Eliminations	Company

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$105,699	$443,303	—	$549,002
Accounts receivable, net of allowance for doubtful accounts of $747,309	14,726,848	1,544,471	$(1,227,679)	15,043,640
Inventory	9,415,875	—	—	9,415,875
Prepaids and other current assets	873,681	10,000	—	883,681
Deferred tax assets	2,346,484	—	—	2,346,484
Refundable taxes	1,183,324	—	—	1,183,324

Total current assets	28,651,911	1,997,774	(1,227,679)	29,422,006

PROPERTY, PLANT AND EQUIPMENT:
Land	55,000	2,128,176	—	2,183,176
Buildings and improvements	6,330,221	12,199,606	—	18,529,827
Equipment	88,479,962	604,700	—	89,084,662
Transportation equipment	17,912,966	145,549	—	18,058,515
Furniture and fixtures	7,830,225	130,977	—	7,961,202

Total property, plant and equipment	120,608,374	15,209,008	—	135,817,382
Accumulated depreciation	(49,360,206)	(3,788,204)	—	(53,148,410)

Net property, plant and equipment	71,248,168	11,420,804	—	82,668,972

OTHER ASSETS:
Non-compete agreements, consulting agreements and customer lists, net of accumulated amortization of $8,796,725	2,711,337	—	—	2,711,337
Goodwill	40,997,738	—	—	40,997,738
Deposits and other assets	1,523,532	11,457	—	1,534,989

Total other assets	45,232,607	11,457	—	45,244,064

TOTAL ASSETS	$145,132,686	$13,430,035	$(1,227,679)	$157,335,042

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)

	As of June 30, 2004

		Variable
		Interest
		Entities
	Valley Segment	Segment	Eliminations	Company

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,105,622	$1,546,312	—	$2,651,934
Bank overdraft	918,046	—	$(250,000)	668,046
Accounts payable	7,982,973	252,220	—	8,235,193
Accrued compensation and employee benefits	3,734,967	—	—	3,734,967
Interest rate derivatives	1,760,338	—	—	1,760,338
Other current liabilities	2,378,582	112,869	—	2,491,451

Total current liabilities	17,880,528	1,911,401	(250,000)	19,541,929
LONG-TERM DEBT, less current maturities	57,126,585	6,137,134	(977,679)	62,286,040
DEFERRED TAX LIABILITIES	21,977,647	—	—	21,977,647
OTHER LONG-TERM LIABILITIES	1,681,696	—	—	1,681,696
INTEREST RATE DERIVATIVES	358,105	—	—	358,105

Total liabilities	99,024,561	8,048,535	(1,227,679)	105,845,417

MINORITY INTEREST IN VARIABLE INTEREST ENTITIES	—	—	5,381,500	5,381,500
COMMITMENTS AND CONTINGENCIES	—	—	—	—
STOCKHOLDERS’ EQUITY:
Preferred stock, par value, $.01 per share — Authorized, 5,000,000 shares, none Issued or Outstanding	—	—	—	—
Common stock, par value, $.001 per share —	—	—	—	—
Authorized, 30,000,000 shares; Issued, 9,620,084 shares; Outstanding, 9,464,584 shares	9,620	3,800	(3,800)	9,620
Paid-in-capital	18,905,761	335,985	(335,985)	18,905,761
Retained earnings	29,668,686	5,041,715	(5,041,715)	29,668,686
Accumulated other comprehensive loss	(1,184,309)	—	—	(1,184,309)
Treasury stock at cost, 155,500 shares	(1,291,633)	—	—	(1,291,633)

Total stockholders’ equity	46,108,125	5,381,500	(5,381,500)	46,108,125

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$145,132,686	$13,430,035	$(1,227,679)	$157,335,042

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)
      The following table shows the consolidating statement of operations of the Company for the nine months ended March 31, 2005:

		Variable Interest
	Valley Segment	Entities Segment	Eliminations	Company

NET SALES	$129,892,135	$1,639,098	$(1,639,098)	$129,892,135
COSTS AND EXPENSES:
Cost of products sold, excluding depreciation	60,859,258	—	—	60,859,258
Operating, distribution and administrative	43,423,415	589,115	(1,639,098)	42,373,432
Depreciation	4,616,360	340,174	—	4,956,534
Amortization of intangibles	865,196	84	—	865,280
Loss on disposal of assets	120,310	—	—	120,310

Total costs and expenses	109,884,539	929,373	(1,639,098)	109,174,814

INCOME FROM OPERATIONS	20,007,596	709,725	—	20,717,321

INTEREST EXPENSE	3,194,391	158,230	—	3,352,621
OTHER INCOME, NET	180,105	160,950	—	341,055

EARNINGS BEFORE MINORITY INTEREST	16,993,310	712,445	—	17,705,755
MINORITY INTEREST	—	712,445	—	712,445

NET EARNINGS BEFORE TAXES	16,993,310	—	—	16,993,310
PROVISION FOR INCOME TAXES	6,397,100	—	—	6,397,100

NET EARNINGS	$10,596,210	—	—	$10,596,210

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	VARIABLE INTEREST ENTITIES (Continued)
      The following table shows the consolidating statement of operations of the Company for the three months ended March 31, 2005:

	Valley	Variable Interest
	Segment	Entities Segment	Eliminations	Company

NET SALES	$50,488,243	$614,302	$(614,302)	$50,488,243
COSTS AND EXPENSES:
Cost of products sold, excluding depreciation	23,310,094	—	—	23,310,094
Operating, distribution and administrative	15,583,566	193,699	(614,302)	15,162,963
Depreciation	1,556,360	76,807	—	1,633,167
Amortization of intangibles	242,975	28	—	243,003
Loss on disposal of assets	59,038	—	—	59,038

Total costs and expenses	40,752,033	270,534	(614,302)	40,408,265

INCOME FROM OPERATIONS	9,736,210	343,768	—	10,079,978
INTEREST EXPENSE	952,609	51,814	—	1,004,423
OTHER INCOME, NET	54,175	45,743	—	99,918
EARNINGS BEFORE MINORITY INTEREST	8,837,776	337,697	—	9,175,473
MINORITY INTEREST	—	337,697	—	337,697

NET EARNINGS BEFORE TAXES	8,837,776	—	—	8,837,776
PROVISION FOR INCOME TAXES	3,297,998	—	—	3,297,998

NET EARNINGS	$5,539,778	—	—	$5,539,778

      No tables are provided to present the consolidating income statement of the Company for the three and nine month periods ended March 31, 2004, because no consolidation was required until the adoption of FIN 46R at March 31, 2004.

9.	SEGMENT DATA
      Effective with the adoption of FIN 46R and the required consolidation of certain variable interest entities in the third quarter of fiscal year 2004 (See Note 1), the Company has two reportable segments: Valley and Variable Interest Entities. Since these are two separate and distinct businesses, the financial information for each business is maintained and managed separately. The results of operations and assets for each of these segments are derived from each business’ financial reporting system. All intercompany activity is eliminated in consolidation.
      The Variable Interest Entities reportable segment, including West Rentals, Inc., G.E.W. Real Estate LLC, RealEquip-Lease LLC, Equip-Lease Co. and Acetylene Products Corp., primarily purchases, develops, sells and leases real estate.
      The Valley reportable segment operates 63 retail and distribution locations in 11 states. All locations offer the same core products of packaged gases, welding equipment and supplies. All locations generally sell to customers in the metal fabrication, construction, general industrial, research and laboratory, hospital and other medical, commercial, agricultural and residential industries. Management considers each of the locations to be an operating segment as defined in SFAS No. 131, however, none of these locations individually meet the quantitative thresholds stated in SFAS No. 131 of 10% of revenue (or profits or

VALLEY NATIONAL GASES INCORPORATED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9.                       SEGMENT DATA (Continued)
assets) to be deemed a reportable segment. Since these operating segments are similar in economic characteristics, long-term gross margin averages, products sold, types of customers, methods of distribution and regulatory environment, management concluded that these operating segments should be aggregated into one reporting segment.
      In February 2005, the Financial Accounting Standards Board issued Emerging Issues Task Force (EITF) No. 04-10 “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” This statement clarifies the aggregation criteria of operating segments as defined in SFAS No. 131. The effective date of this statement is not yet determined, but likely to occur in 2005. The Company believes its current segment reporting complies with EITF No. 04-10 and anticipates no significant changes upon adoption.
      Identifiable assets by reporting segment are as follows (See Note 8):

	June 30, 2004	March 31, 2005

Valley	$145,132,686	$155,011,975
Variable Interest Entities	12,202,356	12,128,466

Total assets	$157,335,042	$167,140,441

      Please refer to Note 8 for revenue and income by reporting segment.

10.	SUBSEQUENT EVENT
      On May 9, 2005, the independent distributor, referred to in Note 7 with which Valley has an option agreement, exercised its put right to sell its business to Valley. Valley estimates that it will be required to pay the distributor approximately $6.8 million for all of the capital stock of the distributor ($1.0 million of which was paid upon purchase of the option) and to assume and refinance approximately $4.6 million of indebtedness of the distributor. The acquisition, which Valley anticipates will be consummated in the fourth fiscal quarter, is subject to final due diligence and customary closing conditions. The Company expects that the acquisition will not meet the materiality thresholds for filing audited financial statements of the distributor.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

2,000,000 Shares
Valley National Gases Incorporated
Common Stock
BB&T Capital Markets
Robert W. Baird & Co.

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee		$4,156
National Association of Securities Dealers, Inc. filing fee		4,031
American Stock Exchange listing fees		8,000
Printing and design expenses		**
Accounting fees and expenses		**
Legal fees and expenses (not including Blue Sky)
Blue Sky fees and expenses (including counsel fees)		10,000
Transfer Agent and Registrar fees and expenses		**
Miscellaneous		**

Total	$	*

*	All of the above amounts are estimates except for the SEC registration fee.

**	To be filed by amendment.
      Of such total expenses, 69.6% will be paid by the selling shareholder and 30.4% will be paid by us.

Item 15.	Indemnification of Directors and Officers.
      As permitted by the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), the Articles of Incorporation (the “Articles”) of the Company provide that (i) the Company is required to indemnify its directors and officers to the maximum extent permitted by Pennsylvania law, (ii) the Company may indemnify employees or agents to the maximum extent permitted by Pennsylvania law, (iii) the Company is required to advance expenses in defending a proceeding against its officers and directors and may advance such expenses to its employees and agents, upon receipt of an undertaking by such person to repay such amount if it is determined that such person is not entitled to indemnification, (iv) the rights conferred in the PBCL and in the Company’s Articles are not exclusive, (v) the Company may enter into agreements with any director, officer, employee or agent to provide indemnification rights as it deems appropriate and (vi) the Company is authorized to maintain insurance on behalf of its officers and directors, employees and agents.
      The Company has also adopted in its Articles and Bylaws a provision limiting a director’s personal liability for monetary damages unless (i) the director has breached or failed to perform his or her duties under applicable law and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.
      Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Articles, Bylaws and the PBCL, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
      Reference is made to Section 7 of the form of Underwriting Agreement filed as Exhibit 1.1 hereto for a description of certain indemnification arrangements.

Item 16.	Exhibits.

Number	Description

1.1	Form of Underwriting Agreement.**
4.1	Form of Certificate for Common Stock(a)
4.2	Amended and Restated Articles of Incorporation(a)
4.3	Bylaws(a)
5.1	Opinion of Buchanan Ingersoll PC regarding legality of securities being registered**
10.2	Master Lease Agreement dated as of May 1, 2001 between Valley National Gases, Inc. and West Rentals, Inc.(d)
10.3	Amended and Restated Right of First Refusal Agreement dated March 12, 1997 among the Company, Valley National Gases Delaware, Inc., Valley National Gases, Inc., West Rentals, Inc., Gary E. West, Phyllis J. West, The Gary E. West Grantor Retained Annuity Trust #1, The Gary E. West Grantor Retained Annuity Trust #2, The Gary E. West Grantor Retained Annuity Trust #3, The Gary E. West Grantor Retained Annuity Trust #4, The Gary E. West Grantor Retained Annuity Trust #5, The Gary E. West Grantor Retained Annuity Trust #6 and Praxair, Inc.(a)
10.7	Agreement dated October 5, 1992 between Valley National Gases, Inc. and John R. Bushwack providing for death, disability and retirement benefits(a)
10.10	Lease Agreement dated as of April 1, 1998 between Valley National Gases, Inc. and Acetylene Products, Inc.(d)
10.11	1997 Stock Option Plan as amended(d)
10.18	Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. , Bank One, as agent, and the lenders listed therein(c)
10.19	Agreement dated July 1, 2001 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(d)
10.20	Lease Agreement dated as of April 1, 2000 between Valley National Gases, Inc. and Real Equip-Lease, LLC(d)
10.22	Amendment dated June 28, 2002 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(f)
10.23	Agreement dated July 1, 2002 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(f)
10.24	Agreement dated February 11, 2002 between Valley National Gases, Inc. and August E. Maier providing for certain Consulting payments(f)
10.25	Agreement dated June 30, 2002 between Valley National Gases, Inc. and John R. Bushwack relating to assignment of life insurance policy(f)
10.26	Agreement dated June 30, 2002 between Valley National Gases, Inc. and Robert D. Scherich relating to assignment of life insurance policy(f)
10.27	Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and EquipLease Corp(f)
10.28	Lease Agreement dated as of September 24, 2001 between Valley National Gases, Inc. and GEW Realty LLC(f)
10.29	Second Amendment dated October 28, 2002 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(g)
10.30	Agreement dated October 15, 2002 between Valley National Gases, Inc. and Michael L. Tyler(g)
10.31	Agreement dated November 22, 2002 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. and John R. Bushwack(h)
10.32	Lease Agreement dated as of May 1, 2003 between Valley National Gases, Inc. and EquipLease Corp(i)

Number	Description

10.33	Amendment dated May 13, 2003 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(i)
10.34	Third Amendment dated June 30, 2003 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(i)
10.35	Agreement dated June 1, 2003 between the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. and Michael L. Tyler(i)
10.36	Agreement dated June 1, 2003 between Valley National Gases, Inc. and Gerald W. Zehala(i)
10.37	Agreement dated June 1, 2003 between Valley National Gases, Inc. and James P. Hart(i)
10.38	Agreement dated July 1, 2003 between Valley National Gases, Inc. and William A. Indelicato providing for certain consulting payments(i)
10.39	Fourth Amendment dated October 23, 2003 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(j)
10.40	Addendum #19 dated March 31, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(j)
10.41	Third Amended and Restated Credit Agreement dated April 30, 2004 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(j)
10.42	Agreement dated June 1, 2004 between Valley National Gases, Inc. and Gerald W. Zehala(j)
10.43	Addendum #18 dated June 7, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc., as lessee and Gary E. West and Phyllis J. West, as lessor(j)
10.44	Addendum #20 dated June 30, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(j)
10.45	Agreement dated July 1, 2004 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(j)
10.46	Amendment dated March 9, 2005 to Agreement dated June 1, 2003 between Valley National Gases, Inc. and James P. Hart(k)
10.47	Amendment dated March 9, 2005 to Agreement dated June 1, 2004 between Valley National Gases, Inc. and Gerald W. Zehala(k)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm*
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm*
23.3	Consent of Buchanan Ingersoll PC (included in Exhibit 5.1 hereto)**
24.1	Power of Attorney (included in signature page)

(a)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-19973), as filed with the SEC on January 17, 1997, as amended on March 13, 1997, as further amended on March 31, 1997, as further amended on April 2, 1997 and as further amended on April 10, 1997.

(b)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1999, as filed with the SEC on September 28, 1999.

(c)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, as filed with the SEC on May 15, 2000.

(d)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001, as filed with the SEC on September 28, 2001.

(e)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, as filed with the SEC on May 15, 2002.

(f)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2002, as filed with the SEC on September 27, 2002.

(g)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed with the SEC on November 14, 2002.

(h)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, as filed with the SEC on February 13, 2003.

(i)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2003, as filed with the SECon September 29, 2003.

(j)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2004, as filed with the SEC on September 28, 2004.

(k)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed with the SEC on May 12, 2005.

*	Filed herewith.

**	To be filed by amendment.
Item 17.     Undertakings.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, State of Pennsylvania, on the 12th day of May, 2005.

VALLEY NATIONAL GASES INCORPORATED

By:	/s/ William A. Indelicato

William A. Indelicato
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William A. Indelicato and James P. Hart, and each of them (with full power of each to act alone), severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and her and to execute in his or her name, place and stead (individually and in any capacity stated below) (i) any and all pre- and post-effective amendments to this Registration Statement, (ii) any additional registration statement filed pursuant to Rule 462(b) under the Securities Act for the same offering contemplated by this Registration Statement and (iii) any and all documents and instruments necessary or advisable in connection therewith, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission (or any other governmental regulatory authority), each of said attorneys-in-fact and agents to have power to act with or without the others and to have full power and authority to do and to perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Gary E. West Gary E. West	Chairman of the Board and Director (principal executive officer)	May 12, 2005

/s/ William A. Indelicato William A. Indelicato	Vice-Chairman of the Board of Directors and Chief Executive Officer	May 12, 2005

/s/ James P. Hart James P. Hart	President, Chief Financial Officer and Director (principal financial and accounting officer)	May 12, 2005

/s/ August E. Maier August E. Maier	Director	May 12, 2005

/s/ Ben Exley, IV Ben Exley, IV	Director	May 12, 2005

/s/ F. Walter Riebenack F. Walter Riebenack	Director	May 12, 2005

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement.**
4.1	Form of Certificate for Common Stock(a)
4.2	Amended and Restated Articles of Incorporation(a)
4.3	Bylaws(a)
5.1	Opinion of Buchanan Ingersoll PC regarding legality of securities being registered**
10.2	Master Lease Agreement dated as of May 1, 2001 between Valley National Gases, Inc. and West Rentals, Inc.(d)
10.3	Amended and Restated Right of First Refusal Agreement dated March 12, 1997 among the Company, Valley National Gases Delaware, Inc., Valley National Gases, Inc., West Rentals, Inc., Gary E. West, Phyllis J. West, The Gary E. West Grantor Retained Annuity Trust #1, The Gary E. West Grantor Retained Annuity Trust #2, The Gary E. West Grantor Retained Annuity Trust #3, The Gary E. West Grantor Retained Annuity Trust #4, The Gary E. West Grantor Retained Annuity Trust #5, The Gary E. West Grantor Retained Annuity Trust #6 and Praxair, Inc.(a)
10.7	Agreement dated October 5, 1992 between Valley National Gases, Inc. and John R. Bushwack providing for death, disability and retirement benefits(a)
10.10	Lease Agreement dated as of April 1, 1998 between Valley National Gases, Inc. and Acetylene Products, Inc.(d)
10.11	1997 Stock Option Plan as amended(d)
10.18	Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. , Bank One, as agent, and the lenders listed therein(c)
10.19	Agreement dated July 1, 2001 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(d)
10.20	Lease Agreement dated as of April 1, 2000 between Valley National Gases, Inc. and Real Equip-Lease, LLC(d)
10.22	Amendment dated June 28, 2002 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(f)
10.23	Agreement dated July 1, 2002 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(f)
10.24	Agreement dated February 11, 2002 between Valley National Gases, Inc. and August E. Maier providing for certain Consulting payments(f)
10.25	Agreement dated June 30, 2002 between Valley National Gases, Inc. and John R. Bushwack relating to assignment of life insurance policy(f)
10.26	Agreement dated June 30, 2002 between Valley National Gases, Inc. and Robert D. Scherich relating to assignment of life insurance policy(f)
10.27	Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and EquipLease Corp(f)
10.28	Lease Agreement dated as of September 24, 2001 between Valley National Gases, Inc. and GEW Realty LLC(f)
10.29	Second Amendment dated October 28, 2002 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(g)
10.30	Agreement dated October 15, 2002 between Valley National Gases, Inc. and Michael L. Tyler(g)
10.31	Agreement dated November 22, 2002 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. and John R. Bushwack(h)
10.32	Lease Agreement dated as of May 1, 2003 between Valley National Gases, Inc. and EquipLease Corp(i)
10.33	Amendment dated May 13, 2003 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(i)

Number	Description

10.34	Third Amendment dated June 30, 2003 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(i)
10.35	Agreement dated June 1, 2003 between the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc. and Michael L. Tyler(i)
10.36	Agreement dated June 1, 2003 between Valley National Gases, Inc. and Gerald W. Zehala(i)
10.37	Agreement dated June 1, 2003 between Valley National Gases, Inc. and James P. Hart(i)
10.38	Agreement dated July 1, 2003 between Valley National Gases, Inc. and William A. Indelicato providing for certain consulting payments(i)
10.39	Fourth Amendment dated October 23, 2003 to Second Amended and Restated Credit Agreement dated May 1, 2000 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(j)
10.40	Addendum #19 dated March 31, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(j)
10.41	Third Amended and Restated Credit Agreement dated April 30, 2004 among the Company, Valley National Gases, Inc., Valley National Gases Delaware, Inc., Bank One, as agent, and the lenders listed therein(j)
10.42	Agreement dated June 1, 2004 between Valley National Gases, Inc. and Gerald W. Zehala(j)
10.43	Addendum #18 dated June 7, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc., as lessee and Gary E. West and Phyllis J. West, as lessor(j)
10.44	Addendum #20 dated June 30, 2004 to Lease Agreement dated as of November 5, 1997 between Valley National Gases, Inc. and West Rentals, Inc.(j)
10.45	Agreement dated July 1, 2004 between Valley National Gases, Inc. and William A. Indelicato providing for certain Consulting payments(j)
10.46	Amendment dated March 9, 2005 to Agreement dated June 1, 2003 between Valley National Gases, Inc. and James P. Hart(k)
10.47	Amendment dated March 9, 2005 to Agreement dated June 1, 2004 between Valley National Gases, Inc. and Gerald W. Zehala(k)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm*
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm*
23.3	Consent of Buchanan Ingersoll PC (included in Exhibit 5.1 hereto)**
24.1	Power of Attorney (included in signature page)

(a)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-19973), as filed with the SEC on January 17, 1997, as amended on March 13, 1997, as further amended on March 31, 1997, as further amended on April 2, 1997 and as further amended on April 10, 1997.

(b)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1999, as filed with the SEC on September 28, 1999.

(c)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, as filed with the SEC on May 15, 2000.

(d)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2001, as filed with the SEC on September 28, 2001.

(e)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, as filed with the SEC on May 15, 2002.

(f)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2002, as filed with the SEC on September 27, 2002.

(g)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed with the SEC on November 14, 2002.

(h)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002, as filed with the SEC on February 13, 2003.

(i)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2003, as filed with the SEC on September 29, 2003.

(j)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 2004, as filed with the SEC on September 28, 2004.

(k)	Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed with the SEC on May 12, 2005.

*	Filed herewith.

**	To be filed by amendment.